

05007862

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brisa

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

FILE NO. 82- 34855 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/13/05

BRISA

Annual Report 2004

Consolidated


SEC MAIL PROCESSING
RECEIVED
MAY 09 2005
WASH, D.C.
179
SECTION


Brisa

TABLE OF CONTENTS

Corporate profile

Brisa Auto-Estradas de Portugal, founded in 1972, is the largest Portuguese motorway operator and a leading player in the sector in Europe. Brisa currently operates on a concession basis a network of 11 motorways, with a total length of around 1050 km, constituting the main Portuguese road links, connecting the Country from north to south and from east to west. Brisa also owns 80% of the capital of the Brisal consortium, which obtained a 92 km concession in 2004. It also has a minority stake in Auto-Estradas do Atlântico, a company that operates two motorways, with a total length of 170 km.

Given its importance and dimension, Brisa owns various companies specialising in motoring services, aimed at improving the quality of the service provided to customers, as well as an increase in its own operating efficiency.

Besides leading the domestic market, Brisa also holds stakes in the largest motorway concession holders in Brazil and Spain – CCR and Abertis, respectively – both publicly listed.

As one of the largest Portuguese companies on the stock exchange, with market capitalization around 4 billion euros, Brisa is included in PSI 20, the main Portuguese stock exchange index. It is also included in the Euronext 100 index, which lists the largest companies in France, Netherlands, Belgium and Portugal.

Main indicators

		2002	2003	2004	Var. 04/03
Total revenues	Million euros	452	560	600	7%
EBITDA	Million euros	384	403	437	9%
EBITDA Margin	%	73.5%	71.9%	72.7%	+1 pp
EBIT	Million euros	271	275	298	8%
EBIT Margin	%	51.8%	49.1%	49.7%	+1 pp
Net profit	Million euros	213	152	184	21%
Total assets	Million euros	4 571	4 529	4 664	3%
Equity	Million euros	1 321	1 343	1 385	3%
ROE	%	16%	11%	13%	+2 pp
ROA	%	5%	3%	4%	+1 pp
Number of shares		600 million	600 million	600 million	
Closing price	Euros	5.28	5.30	6.75	27%
Market capitalization	Million euros	3 168	3 180	4 050	27%
Profit per share	cents	36	25	31	21%
PER	x	14.9	21.0	22.0	
P/EBITDA	%	8.2	7.9	9.3	

The Chairman's Message

2004 was a good year for Brisa – Auto-Estradas de Portugal. Financial results, strategic business achievements, as well as achievements in social and environmental fields are the three major categories that support this claim.

Many specific examples of this success can be found in the different areas of the Brisa Group's business operations in 2004.

First of all, reference must be made to the significant performance of four indicators that reflect the growth of Brisa in a year in which although the first half showed signs of economic recovery, the second half was affected by an unstable political and economic situation. Operating revenue increased by 7% to 600 million euros, the EBITDA by 9% to 436 million euros, the EBIT by 8% to 298 million euros, and the net results by 21% to 183 million euros, demonstrating the company's capacity to maintain a consistent level of earnings.

Sustainable development is a fundamental aspect of Brisa's strategy, in the long term, with the objective of achieving growth with development.

From the perspective of value creation, for all the interested parties, Brisa is clearly a partner in the development of Portugal and it believes that sustainability is the simultaneous search for growth with profit, social progress and environmental quality. In this perspective, it is absolutely essential to guarantee maximum management efficiency and the real integration of business operations in their three dimensions: economic, social and environmental.

The contribution of Brisa can be summarised in a few key facts. Total investment, in 2004, was established at 231 million euros, corresponding to a growth of 53%, in relation to the amount invested the previous year, in line with the efforts developed in recent years. Eight thousand million kilometres were travelled on the Brisa network in 2004. And the company employs more than 3000 people in Portugal.

On corporate level, the 2004 financial year was notable for some important steps that were taken in the development of the network and the Group's strategy. A highlight was the final completion of the A13 – Auto-estrada Almeirim/Marateca, opened to traffic at the beginning of 2005 and adding 49 kilometres to the main concession.

Another landmark was the award of contract for the design and construction of the Tagus River Crossing in Carregado, on the A10 – Auto-estrada Bucelas/Carregado/IC3, which will be the largest public construction project in the Country in the next few years.

The new concessions are a second aspect of Brisa's growth. In 2004, there was an increase in the number of initiatives with this aim. In this respect, we can mention firstly the formal granting, in September, of the Concession Agreement for the A17 – Auto-estrada do Litoral Centro to Brisal – Auto-Estradas do Litoral, in which Brisa – Auto-Estradas de Portugal has an 80% stake - this motorway will be operational in 2008. Next, mention should be made of an important step towards national consolidation which was the acquisition of a 10% stake in Auto-Estradas do Atlântico, which operates a concession with two motorways (A8 and A15) with a total length of 170 kilometres. Finally, in the first half-year, bids were submitted to two major calls for tenders for new concessions, the Grande Lisboa Concession and the Douro Litoral Concession.

It is important to highlight the care taken to reconcile the growth of the company's business operations and profitability with increasing shareholder remuneration. This double objective has been achieved through operations on the domestic market, but also through internationalisation. The stake in CCR – Companhia de Concessões Rodoviárias is the paradigm of Brisa's performance abroad. The 28% growth in revenue and 44% growth in net profit clearly demonstrate the validity of the model adopted for international business operations.

Alongside business achievements, strictly related to the company's corporate purpose, Brisa, in keeping with the values that it defends, carried out or began important projects in the social and environmental fields, of both internal and external importance. This is the form that Brisa has found, in line with its obligations, to contribute to the general interest.

A symbolic project, from this point of view, is the Operational Coordination Centre, which began operating in 2004. This centre is clearly evidence that it is possible to reconcile, in practice, the need to guarantee efficient management of the network, providing new levels of road safety and customer service, with suitable working conditions and the adoption of innovative environmental solutions, particularly in terms of energy efficiency.

Other new initiatives worth mentioning have added value to existing initiatives.

In the environmental field, a reference should be made to the new model of environmental management for the design and construction phases, adopted on the A13, and also the care taken regarding the environmental setting of the Tagus Crossing project in Carregado, on the A10. Certification to ISO 14001:2000 of Brisa Engenharia e Gestão is a target for 2005. The classification by the Portuguese Engineers' Association of the Carenque Tunnel, on the A9 – CREL, as one of the 100 notable works of Portuguese engineering in the 20th century is important recognition of our commitment. The expansion of the use of Via Verde to help resolve problems associated with urban mobility, such as parking or traffic management in historical neighbourhoods, is also worth a mention.

In the social field, the commitment of Brisa is reflected in various different areas. Road safety is one of its priorities, and it is reassuring to note that the accident rate on the network has fallen once again (12.4%), thus maintaining a trend that has been maintained for over 10 years. Safety at work is another equally important priority, and this year we are happy to announce that the "zero fatal accidents" target was achieved, both in operations and in construction. Another important priority, in this field, is the development of human resources. The Performance Management System, which by 2004 applied to all hierarchical levels within the Group, will reach maturity in 2005. The network of innovation promoted by Brisa, which combines the skills of the company itself with those of academic institutions and SME, in the field of the technological research and development, is a project started in 2001 that has began to bear fruit.

Finally, 2004 was notable for the strengthening of Brisa's strategy aimed at sustainable development, on the level of its association the networks such as the network promoted by the Business Council for Sustainable Development Portugal or Global Reporting Initiative's Organizational Stakeholders network. The second Sustainability report, for 2004, is another important landmark signalling Brisa's performance, in a three-dimensional perspective, and its commitment to greater management efficiency and to the achievement of sustainability objectives. It is an important tool in the constructive relationship of Brisa with the other interested parties.

The search for sustainable growth is at the essence of the Brisa model. It is a model that seeks profitability and shareholder remuneration, working for efficiency and excellence in operations, and promoting the launch of new motorway projects, through the submission of bids for new concessions, national consolidation and internationalisation, without forgetting constant investment in safety, in the environment, in people, in innovation and in customer service. The management of motorways for people is Brisa's priority for 2005.

Finally, a special word for our shareholders, renewing Brisa's commitment to a sustainable policy of dividend growth with a growth in profitability.

Business background

Macroeconomic situation

Confirming the trend of economic growth that began in the previous year, 2004 was marked by a highly dynamic world economy, led by the United States and China, with growth in their GDP of 4% and 9%, respectively. In the Euro zone, growth was less pronounced and in Germany, after a first half with signs of increasing vitality, the economy slowed down in the second half of the year.

It is to be noted that this growth was achieved in an international scenario marked by instability in the Middle East, particularly in Iraq. This environment, associated with the strong growth in consumption in China, caused an increase in the price of oil, which reached more than 50 dollars a barrel, closing the year at 43.25 dollars a barrel.

As far as the financial markets are concerned, 2004 was marked by increasing volatility on the exchange rate market, with the Euro recording successive highs in relation to the US Dollar. Short term interest rates were relatively stable in the Euro zone, whilst there were successive increases in key interest rates in the USA. Trends in long term rates were undefined and there was notable unpredictability and a profound divergence between yields in this zone.

Trends in Portuguese GDP

Quarter	1Q 04	2Q 04	3Q 04	4Q 04
Gross Domestic Product	**0.5%**	**1.8%**	**0.8%**	**NA**

Source: INE

Sales of cars registered a positive trend in 2004, with total growth of 4.2%. To be more precise, the number of light vehicles grew by 3.8%, whilst the number of heavy vehicles grew by 23.9 %.

Annual sales of new vehicles

Type	2003	2004	Var.
Private cars	189 792	197 521	4.1%
Light commercial vehicles	69068	71258	3.2%
Total light	258860	268779	3.8%
Heavy passenger vehicles	558	641	14.9%
Heavy goods vehicles	3736	4679	25.2%
Total heavy	4294	5320	23.9%
Total	**263 154**	**274 099**	**4.2%**

In Portugal, there was a substantial rise in fuel prices, the price of diesel rising 26%, while petrol rose by 14%.

Fuel prices in Portugal (2004)


30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
-5,0%
-10,0%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Petrol (u 95)
Diesel

National motorways

Brisa Network

The construction, maintenance and operation of motorways are the core business of Brisa, whose main concession is governed by a concession agreement signed by the company and the Portuguese State. Brisa currently has two concessions that cover a total of 1198 km, distributed between 12 motorways. Brisa's main concession, which terminates at the end of 2032, corresponds to a network of 11 motorways, with a total of 1106 km franchised. The Litoral Centro concession, 80% of which is held through Brisal, on a variable terms concession terminating after 22 to 30 years, comprises the motorway A17 - Litoral Centro, which has a length of 92 km. Brisa also acquired a minority stake of 10% in Auto-Estradas do Atlântico, a concession holder that manages a network of two motorways with a length of 170 km, an operation that was formalised in January 2005.

Brisa Network of franchised motorways


A3
Porto
A4
A14
A17
A1
A15
A8
A10
A9
A13
A5
Lisboa
A12
A6
A2
Main concession
Litoral Centro concession
AEA Atlântico concession

To promote fluidity and quality of traffic, Brisa has undertaken, under the main concession agreement, to increase the number of lanes of a motorway, when Average Daily Traffic (ADT) on a particular subsection reaches a given pre-established limit. Thus, when the ADT reaches 35 000 vehicles, the motorway should be widened from two lanes to three lanes. When the ADT increases to over 60 000 vehicles, it should be widened from three to four lanes. This motorway widening work should be carried out within two years, dependent, however, on the necessary technical and environmental approval of the project, including, in particular, the Environmental Impact Declaration from the appropriate authorities.

It is to be noted that in February 2005, three new subsections of the A13 - Almeirim/Marateca Motorway, with a total length of 49 km, were opened to traffic. With these new subsections opened, the network now has a total length of 1056 km.

At the end of 2004, Brisa had 1007 km in operation, around 929 km of which with tolls. All the motorways in the Brisa network are included in the concession on a toll collection basis, however, around the main urban centres, there are sections of motorway on which tolls are not collected, with a total length of 78 km.

Two lanes in each direction predominate in the network configuration. 837 km of the network currently have this configuration, equivalent to 83.2% of the total in operation. This is followed by 159 km (16%) with three lanes (around 28 still under construction) and 10 km (1%) with four lanes.

Characteristics of the Brisa motorway network

	Length (km)					
	Total	Without toll	With toll	2 x 2 lanes	2 x 3 lanes	2 x 4 lanes
A1 - Auto-Estrada do Norte	295.2	17.4	277.8	221.9	66.1	7.2
A2 - Auto-Estrada do Sul	234.2	9.0	225.2	225.2	9.0	
A3 - Auto-Estrada Porto/Valença	108.1	8.3	99.8	105.0		3.1
A4 - Auto-Estrada Porto/Amarante	51.3	3.0	48.3	51.3		
A5 - Auto-Estrada da Costa do Estoril	25.0	8.1	16.9	1.5	23.5	
A6 - Auto-Estrada Marateca/Elvas	157.9	19.1	138.8	157.9		
A9 – Circular Regional Externa de Lisboa	34.4		34.4		34.4	
A10 - Auto-Estrada Bucelas/Carregado/IC3	6.9		6.9		6.9	
A12 - Auto-Estrada Setúbal/Montijo	24.2		24.2	5.2	19.0	
A13 - Auto-Estrada Almeirim/Marateca	29.5		29.5	29.5		
A14 - Auto-Estrada Fig da Foz/Coimbra Norte	39.9	13.1	26.8	39.9		
Total	**1006.6**	**78.0**	**928.6**	**837.4**	**158.9**	**10.3**

The total length of lanes in the network, taking into account its current configuration, was 4 385 km at the end of 2004.

The Brisa Network has 89 toll plazas, corresponding to 698 toll lanes, of which 255 are entry lanes and 443 are exit lanes. The operational management of the motorways network is distributed between 13 Operating Centres (OC), each responsible for an 80 km stretch of motorway. In February 2005, following the conclusion of the A13, a new OC was inaugurated, in Salvaterra de Magos, which means that Brisa now has 14 OC.

2004 was also marked by the inauguration of the new Operational Coordination Centre (OCC), which is situated in Carcavelos, but covers the whole country and will provide integrated operational management of the whole Brisa motorway network. Investment in this project in 2004 was more than 3.6 million euros.

The OCC operates essentially at three levels: at the level of traffic management, management of assessment in the event of maintenance work and coordination of roadside assistance, which was previously carried out separately by the OCs.

The operators based at the OCC control, in real time, the entirety of the Brisa Network, by means of a series of information systems, including a *videowall, which* projects the information collected by traffic control cameras, by meteorological sensors and by traffic sensors distributed along the different motorways. Thus, information can be passed on to motorway customers in real time, using the existing electronic message panels. This mechanism can also be used to coordinate rescue and assistance teams and to adapt the intensity of road works to the intensity of traffic, thus being a more efficient and effective way to guarantee traffic flow and customer information, ensuring the effective improvement of the quality of the service provided by Brisa.

Traffic

Total traffic on the Brisa toll motorway network in 2004 presented an overall positive performance, traffic rising to 80.3 x 10^8 vehicles x km, which represents growth of 1.5% in relation to 2003. This increase can be divided into three distinct parts: organic growth in traffic on the like for like network (+1.06%), traffic on new subsections (+0.15%) and the fact that 2004 was a leap year, with one more day (+0.26%) than 2003.

The Average Daily Traffic (ADT) recorded on the like for like network reached 23 841 vehicles, which represents a rise of 1.1%, in relation to the ADT recorded on the like for like network in 2003, which was 23 589 vehicles.

Total traffic on the Brisa network


10⁸ vehicles x km
74.2
79.2
80.3
2002
2003
2004

As for the distribution of traffic per motorway, in 2004 there was a stabilisation of the traffic pattern per motorway when compared with 2003, after the alteration caused by the completion of the A2 – Auto-Estrada do Sul in 2002. Thus, it is to be noted that the relative weight of the A1- Auto-Estrada do Norte stabilised at around 50% of the total traffic on the Brisa Network, remaining practically unaltered in relation to the previous year (49.6%, compared to 53% in 2002).

Traffic and relative weight of each motorway in 2004

Motorway	Vehicles/km (10^8)	Relative weight per MW	Var. in traffic compared to 2003
A1 - Auto-Estrada do Norte	39.9	49.7%	1.5%
A2 - Auto-Estrada do Sul	14.0	17.4%	0.4%
A3 - Auto-Estrada Porto/Valença	6.7	8.3%	2.0%
A4 - Auto-Estrada Porto/Amarante	5.9	7.3%	2.5 %
A5 - Auto-Estrada da Costa do Estoril	4.4	5.5%	1.1%
A6 - Auto-Estrada Marateca/Elvas	2.9	3.6%	2.4%
A9 – Circular Regional Externa de Lisboa	3.5	4.4%	1.0%
A10 - Auto-Estrada Bucelas/Carregado/IC3	0.1	0.1%	360.1%
A12 - Auto-Estrada Setúbal/Montijo	2.2	2.7%	-0.9%
A13 - Auto-Estrada Almeirim/Marateca	0.2	0.3%	7.2%
A14 - Auto-Estrada Fig. da Foz/Coimbra Norte	0.6	0.7%	12.1%
TOTAL	**80.4**	**100 %**	1.5%

In short, for each motorway it is to be noted, in the first place, that growth has been recorded for the most recent projects, such as the A13 - Auto-Estrada Almeirim/Marateca and the A14 - Auto-Estrada Figueira da Foz/Coimbra Norte, with increases in demand typical of motorways still at a stage of development of their stability and maturity.

Secondly, the growth of the urban and more mature motorways in the metropolitan region of Oporto: the A3 - Auto-Estrada Porto/Valença and the A4 - Auto-Estrada Porto/Amarante. With regard to the A3, the opening of the A11 at the Braga Sul junction had a very strong impact on traffic induction, in particular on north-bound traffic. In the case of the A4, the development recorded is clearly organic, resulting from the expansion of the surrounding metropolitan area.

There was also significant growth on the A1- Auto-Estrada do Norte, a motorway that was completed more than ten years ago and is the main Portuguese road link, connecting Lisbon and Oporto. The growth recorded for this motorway was negatively influenced by the opening to traffic, in October, of the new subsections of the toll-free motorway (SCUT), Costa da Prata, between Estarreja and Oporto.

It is to be noted also that a negative performance was recorded for the A12 - Auto-Estrada Setúbal/Montijo, along with below average growth on the A2 - Auto-Estrada do Sul, both with an important component of leisure traffic, more sensitive to changes in the economic situation.

As far as the class structure is concerned, classes 1, 3 and 4 recorded positive growth in 2004, compared to the structure in the previous year. Class 2 had a negative performance, however. In historical terms, the class structure has registered a slight fluctuation, in particular a trend for an increase in the weight of class 1 to the detriment of class 2.

Traffic structure by class from 2002 to 2004

Class	2002	2003	2004
Class 1	76.7%	77.7%	78.7%
Class 2	16.6%	16.0%	14.8%
Class 3	1.0%	0.9%	0.9%
Class 4	5.3%	5.0%	5.1%

Development and modernisation of the network

In 2004, around 83% of the total motorway network franchised to Brisa was in operation. Brisa is currently concluded its main concession network and is beginning the construction of the new Litoral Centro concession.

With regard to the main concession, therefore, 2004 was a period of preparation for a new cycle, which will result in the conclusion of the network and in an increase in intervention in the area of maintenance. For this reason, contracts have been awarded for the construction of the subsections between Arruda dos Vinhos and the IC11 and between the IC11 and Carregado on the A10 - Auto-Estrada Bucelas/Carregado/IC3 –, with a length of approximately 11 km.

One of the most decisive events in 2004 was the award, in March, of the contract for the design and construction of the Tagus crossing, between Carregado and Benavente. The Tagus river crossing is an integral part of the A10 - Auto-Estrada Bucelas/Carregado/IC3 and will cross the river, connecting Carregado (on the north bank) and Benavente (on the south bank). The total length of the bridge and the access viaducts is 11 530 m: 830 m for the bridge and 10 700 m for the access viaducts. At the end of the year, this construction project was still at an environmental compliance report stage (RECAPE), with work due to begin during the first quarter of 2005.

On the motorway A13 - Auto-Estrada Almeirim/Marateca, construction work corresponding to the route between Almeirim and Santo Estêvão is continuing, over a length of 49 km. This route was opened to traffic on February 2005, as referred to above.

Conclusion of the network – details per motorway and per subsection

Motorway	Length (km)	Existing stage
A10 - Auto-Estrada Bucelas/Carregado/IC3		
Subsection between Arruda dos Vinhos and the IC11	5.9	In construction
Subsection between the IC11 and the A1 (Carregado)	5.1	Award of contract
Subsection between Carregado and Benavente	14.5	RECAPE Assessment
Subsection between Benavente and the A13	7.4	In construction
A13 – Auto-Estrada Almeirim/Marateca		
Subsection between Almeirim and Salvaterra de Magos	25.9	In construction
Subsection between Salvaterra de Magos and the A10	12.4	In construction
Subsection between the A10 and Santo Estêvão	10.9	In construction
Total	**82.1**	

Main concession – Total franchised network


Contracted
2%
To be constructed
2%
Under construction
6%
In operation
90%

The motorway network was the target of various measures throughout 2004, from complementary projects, such as major repairs and widening, to running repairs. At a stage when the network is practically concluded, these projects assume new importance. These measures included, at the end of 2004, 36.9 km of widening in progress on the A1 – Auto-Estrada do Norte, and on the A5 - Auto-Estrada da Costa do Estoril, while 8.9 km of the A2 – Auto-Estrada do Sul are pending award of contract. Resurfacing work in 2004 included 13.5 km on the A2 – Auto-Estrada do Sul.

Widening and improvements – in construction and for tender in 2004

Motorway	Length (km)	Type and current stage
A1 - Auto-Estrada do Norte		
Subsection between Aveiras de Cima and Santarém	19.3	Widening / Construction
Subsection between Feira and the IC24 junction	9.9	Widening / Construction
A2 - Auto-Estrada do Sul		
Subsection between Fogueteiro and Coina	8.9	Widening / Award of contract
Subsection between Coina and Palmela	11.5	Improvements / Construction
Subsection between Palmela and Setúbal	2.0	Improvements / Construction
A5 - Auto-Estrada da Costa do Estoril		
Subsection between Carcavelos and Estoril	4.7	Widening / Construction
Subsection between Estoril and Alcabideche	3.0	Widening / Construction
Total	**59.3**	

Specifically, on the A1 – Auto-Estrada do Norte widening work is currently being carried out on the subsection between Aveiras de Cima and Santarém, due to be completed in the first half of 2005, and on the subsection between Feira and the IC 24 junction, assigned in November, with conclusion expected for August 2006. The total length being widened is 29.2 km.

For the A4 - Auto-Estrada Porto/Amarante, a Brisa proposal is being studied for alternative corridors on the subsections between Águas Santas and Campo, with a total length of 12.3 km, due to the great difficulty in widening that stretch, particularly the Águas Santas tunnel and the Valongo crossing. The widening of the subsections between Campo and Paredes and between Paredes and Penafiel, of 12.2 km and 4.8 km respectively, are currently at a project stage.

On the A5 – Auto-Estrada da Costa do Estoril, widening work is being carried out on 7.7 km of the subsection between Carcavelos and Alcabideche, and this is expected to be concluded in the first half of 2005. Awarded and concluded during 2004, was the contract for the construction of a new slip road to link the Oeiras II junction to the EN 249-3, situated on the section between the Estádio Nacional and Cascais, which was opened to traffic in September.

Investments in the network

The projects carried out in 2004 on the Brisa motorway network implied total direct investment of around 231 million euros, which corresponds to a growth of 53% in relation to the 151 million euros invested in 2003.

Total direct investment in motorways

Million euros	2001	2002	2003	2004
New sections	367.1	284.3	114.0	175.5
Major repairs	7.3	5	10.8	4.1
Complementary projects	21.4	27.3	17.9	41.5
Others	35.8	33.7	8.3	10.0
MAIN CONCESSION	**431.6**	**350.3**	**151.0**	**231.1**

With regard to investment per motorway, the A13 – Auto-Estrada Almeirim/Marateca represented 56% of direct investment in motorways, followed by the A10 – Auto-Estrada Bucelas/Carregado/IC3 and the A5 – Auto-Estrada da Costa do Estoril, both with a relative investment weight of 14%. Finally, the A1 – Auto-Estrada do Norte absorbs relative investment of 13%.

Share of the total direct investment per motorway in 2004


A1
13%
A2
1%
A3
1%
A5
14%
A6
1%
A10
14%
A13
56%

Payment systems

The collection of tolls on the Brisa motorway network is based on two different payment systems: manual collection, with the intervention of a toll collector, which can be in cash or by debit or credit card, and automatic collection, through the Via Verde system.

Via Verde is the most commonly used system of payment, representing more than half of total collections. Via Verde transactions in 2004 represented around 55% of total revenues.

Payment structure


42%
37%
32%
28%
27%
26%
26%
18%
18%
17%
17%
17%
17%
19%
40%
45%
50%
55%
56%
57%
55%
1998
1999
2000
2001
2002
2003
2004
Via Verde
Cards
Cash

The payment of tolls with credit cards (Visa and Mastercard) became available in May 2004, reaching a peak of use in August (8%), revenue from tolls paid with credit cards stabilising at around 3% of the total in the last few months of the year.

Thus, in the manual lanes, electronic payments (debit cards, through the Multibanco system, and credit cards) now represent around 19% of total toll collections, while payment in cash is stabilised at 26%.

During 2004, the total costs of collecting tolls decreased by 6.7%, while the number of transactions processed recorded a growth of 2.6%. Thus a reduction was achieved of 9.1% in the cost per transaction, which is now 0.23 cents. Reductions in the costs of both the Via Verde system (-15.4%) and system the Manual (-2.3%) helped contribute to this general reduction.

Toll costs per system


Via Verde
27%
Manual
73%

In 2004, Brisa began various projects aimed at improving its operating efficiency, reflected in the increase in the quality of the service provided to customers. Third generation control equipment was therefore installed at the Arruda and Odivelas toll plazas, not only in order to incorporate new functionalities, but also to offer interoperability across European toll systems. This equipment has been used to pilot test the new architecture that will be implemented, in stages, at all the toll plazas in the Brisa Network. Other projects include computerised toll collector reports, the development of a new toll information system and the introduction of an information system, RAID, which guarantees systematic conformity of toll revenues and traffic data.

Customer information

During 2004, Brisa continued with its policy of maintaining a close relationship with its customers, developing several customer contact initiatives, with the objective of seeking the best way to satisfy their needs.

The Blue Number – 808 508 508 – (charged as a local call), which can be used to request roadside assistance or simply to request information about the Brisa Network, is the principal instrument for communication between customers and Brisa. Around 125,000 calls were received on this line, represented an increase in calls of 13% in relation to 2003.

The average answering time on the Blue Number lines fell from eight seconds in 2003, to six seconds in 2004.

Categories of calls processed by the Blue No. in 2004


Assistance
13%
N/A
4%
Complains
1%
Information
82%

The Annual General Satisfaction Survey (eight thousand responses) was conducted, in which all the interfaces between Brisa and its customers were assessed, whether supported by Brisa itself or by service providers.

Various additional measures in 2004 led to contact with ten thousand customers. These measures were aimed, on the one hand, at assessing the level of the service provided and, on the other hand, at identifying or assessing the potential for other services that might be developed, in order to satisfy customers' needs.

Service areas

Among the most important services provided on Brisa motorways are service areas. The network has full service area coverage and the average distance between areas is around 40 km. Even though it is subcontracted to third parties, the Brisa service area system is still actively controlled by the company, with a view to its permanent renewal, in order to satisfy changes in demand with regard to both quality and capacity. No new service stations were opened in 2004. Brisa has 23 service areas, throughout its network.

The service areas represent approximately 2% of Brisa's total revenue, representing in 2004 around 10.4 million euros paid by the petrol stations. The billing arrangement includes two components: one fixed and the other variable, indexed to the actual volume of business.

In 2004, a contract was put to tender for the concession of two new service areas on the A13 – Auto-Estrada Almeirim/Marateca, situated in Salvaterra de Magos and Montijo. These two new service areas should be operational during 2005.

Location of service areas throughout Brisa Network



Road safety

The accident rate on Brisa network motorways fell 12%, from 55.5 accidents, in 2003, to around 48.6 accidents, in 2003, per 100 million kilometres travelled (10^8 vehicle x km).

In 2004, there was a positive trend in all accident indicators. For example, the rates of accidents with fatalities fell 13%, of accidents with serious injuries fell 10% and of accidents with slight injuries fell 18%.

Accident rate on the Brisa network


80
60
40
20
0
10⁸ vehicles x km
68,2
60,9
58,7
55,5
48,6
2000
2001
2002
2003
2004

New concessions

The Portuguese State has launched an ambitious programme of new concessions for toll motorways. In connection with this programme, Brisa has defined its fundamental strategy, based on an analysis and study of the objects present in each of the tenders, in order to develop and submit bids, whenever this is deemed appropriate and attractive for the company's business plan.

To carry out this strategy, Brisa will join consortiums with companies in the construction sector which typically assume the construction risk inherent in these projects. For each project, a company shall be set up with its own financing scheme, the creditors of which shall not have access to the cash flows or assets of Brisa Auto-Estradas, other than the normal guarantees of *stand-by equity* given under these projects, the amounts of which are known from the outset.

During 2003, the BRISAL consortium – in a configuration altered in relation to its initial configuration, as mentioned below – was confirmed as winner of the Litoral Centro concession by the Tender Assessment Committee, and on 11 April 2003, the company Brisal – Auto-Estradas do Litoral, S. A. was set up.

At the start of the second half of 2004, approval was given to an application submitted by Brisal - Auto-Estradas do Litoral, to the Portuguese States, in which a request was made for a series of alterations to the contract initially submitted. These alterations consisted of the following: 1) inclusion in the share capital of the company of a grouping comprising four leading Portuguese construction companies – Somague, MSF – Moniz da Maia –, Serra & Fortunato, Construtora do Lena and Novopca, with a total stake of 10%; 2) in the allocation of design / construction risks to a joint venture ("agrupamento complementar de empresas" - ACE), comprising the aforementioned construction companies. Following approval of this application, the share structure of Brisal – Auto-Estradas do Litoral – became the following: Brisa com 80%, BCP Investment with 10% and the aforementioned grouping of companies with the remaining 10%.

The financial closure and consequent signing of the Concession Agreement took place in August and September 2004, respectively.

Currently, there are two calls for tenders for new concessions with tolls: the Grande Lisboa concession, with a total length of 89 km, of which 23 km are new construction with tolls and 66 km are maintenance for a period of five years without tolls. The second concession is the Douro Litoral concession, which has a total length of 136 km, of which 84 km are new construction with tolls, 46 km are maintenance for a period of five years and 6 km are maintenance, for a period of 30 years, both these sections without tolls.

For the Grande Lisboa concession, Brisa has submitted a bid in equal partnership with Oesterota (company comprising the firms Somague, MSF, Construtora do Lena and Novopca), this bid being the only one that does not request any financial contribution from the State.

New Grande Lisboa and Douro Litoral concessions

km	Greater Lisbon	Douro Litoral
New Construction	23	84
Maintenance 30 years	0	6
Maintenance 3 years	66	46
Total	89	136

As far as the Douro Litoral concession is concerned, Brisa responded to the call for tenders as part of a consortium comprising a group of construction companies (Teixeira Duarte, Alves Ribeiro, Construtora do Tâmega and Zagope), in which it has a 55% stake. One of the bids presented by the consortium led by Brisa was the only bid among all those submitted for tender that maximised the updated net amount to be delivered to the State (385 million euros).

There has been no change in the call for tenders for the Lisboa Norte concession, which has remained unchanged since 2002.

As far as domestic consolidation is concerned, 2004 was a particularly important period, since an agreement was reached between Brisa and the shareholders of Auto-Estradas do Atlântico (Somague, MSF – Moniz da Maia, Serra & Fortunato, Construtora do Lena and Novopca), for the purchase of 10% of the capital of this company by Brisa, at a total cost of 19.5 million euros. At the end of the year, this operation was awaiting the authorisation of the competent authorities (in particular the Portuguese State and the banks that finance AEA), which occurred at the start of 2005.

In terms of financial indicators, AEA recorded, in 2003, totals sales of 52 million euros. Its EBITDA was 30.3 million euros, reflected in an EBITDA margin of 62.1%. It had net losses of 16.6 million euros.

Concession of Auto-Estradas do Atlântico

	Length (km)				
	Total	Without toll	With toll	2 x 2 lanes	2 x 3 lanes
A8 – Auto-Estrada Lisboa/Leiria	130.0	27.6	102.4	87.6	42.4
A15 - Auto-Estrada Caldas da Rainha/Santarém	40.2	0	40.2	40.2	0
Total	**170.2**	**27.6**	**142.6**	**127.8**	**42.4**

Motoring services

Brisa owns a series of companies specialising in the provision of various types of motoring services, aimed, on the one hand, at improving the quality of the service provided to motorway customers and, on the other hand, at providing Brisa with increased operating efficiency.

Brisa Assistência Rodoviária

Brisa Assistência Rodoviária (BAR) has 28 years' experience in guaranteeing the provision of motorway patrols and roadside assistance. This company, which is fully owned by Brisa, besides providing services to Brisa itself, seeks to take maximum advantage of its technical skills by offering its services to other customers. To this end, the company has developed its activities in the field of urban repairs in the regions of the Greater Lisbon, Setúbal and Greater Oporto, its customers being a majority of the insurance companies that offer breakdown services or travel assistance. In another example of its expansion beyond Brisa, BAR began to offer patrol and assistance services on the Auto-Estradas do Atlântico network in September 2004.

BAR has ample national coverage, 292 specialist mechanics and technicians and 77 fully equipped vehicles. In 2004, BAR assisted more than 102,000 motorists, which represents in increase of 9% compared to the previous year, broken down as follows: roadside assistance (42 753), repairs (17 540), rescue (33 034) and accidents (8756).

BAR activities in 2004


Accidents
9%
Assitance
42%
Rescue
32%
Repairs
17%

Roadside assistance comprises all activities provided to users of Brisa motorways. Repairs comprise activities aimed at enabling an immobilised vehicle to continue its journey by its own means. Rescue and accidents include all emergency rescue, protection or cleaning activities, and are aimed at guaranteeing traffic safety.

In 2004 the company was also awarded Certification of its Quality Management System, in compliance with ISO 9000.

BAR's external turnover rose to 0.7 million euros in 2004.

Via Verde Portugal

Via Verde is a world leader in the sector of electronic toll collection and a source of pride for Portugal in the field of business innovation. Via Verde Portugal, 75% of which is owned by Brisa and 25% by SIBS – Sociedade Interbancária de Serviços, a Portuguese firm that centralises interbank clearing –, is a company that resulted from the separation of the Via Verde service, which was until 2001 an internal department at Brisa.

The system is currently available on the Brisa motorway concession toll network, AEA (Auto-Estradas do Atlântico) and AENOR (Auto-Estradas do Norte), as well as the Ponte 25 de Abril and the Ponte Vasco da Gama, franchised to Lusoponte. With this fully implemented innovative system, Portugal became the first country in the world to have a totally integrated network of non-stop electronic toll collection.

Via Verde transactions, per operator (%)


AEA
9%
AENOR
3%
Lusoponte
11%
Brisa
77%

At the end of 2004, the Via Verde system had around 1.7 million members, corresponding to growth of 7% in relation to the end of the previous year. The number of transactions was in turn around 174 million, which also corresponds to an increase of around 2% in relation to 2003. During 2004, Via Verde recorded an external turnover of 4.3 million euros.


Numbers of Via Verde customers
Thousands
1600
1200
800
400
0
876
1076
1254
1432
1580
1686
1999
2000
2001
2002
2003
2004

Technological developments during 2004 included a system of photo tolling – collection of transactions by photograph at toll plazas, the characteristics of which supplement the traditional system of recording transactions by radio frequency. This system was responsible for 1% of the total transactions made on the road network, with a total of 1.68 million transactions.

Brisa Access Electrónica Rodoviária

Brisa Access Electrónica Rodoviária (BAER) is a company that resulted from the fusion of Brisa Access with Brisa Electrónica Rodoviária. It had its origins in the strategic reorientation of the areas of supply and maintenance of equipment to mobility infrastructure operators and the provision of services to drivers.

BAER thus began to focus on the provision of services of supply, installation and maintenance of electronic equipment and systems. To this BAER has added an international dimension, seeking, in particular, opportunities for growth in some Eastern European countries.

During 2004, it extended control systems for access to historical neighbourhoods in Lisbon, in particular Bairro da Bica, and also proceeded with the installation and maintenance of systems integrated with the Via Verde system in nine more car parks. This system for access to car parks currently operates in 14 parks in Lisbon, Cascais, Aveiro and Oporto.

In 2004, BAER also began a project to replace the manual and Via Verde toll collection equipment, to receive, in the future, interoperable payment systems, and also to supply, in the future, video surveillance equipment for Brisa Auto-Estradas de Portugal tolls.

Among the main customers of BAER is also Galp. For Galp, in 2004, equipment was relocated and new Via Verde Access posts were installed at more than a dozen petrol stations.

An important milestone was passed in December 2004, when the Access service, which works using the Via Verde system, exceeded one million transactions in car parks and petrol stations. Payments at petrol stations represent 53.7% of these transactions, the remaining 46.3% being payments at car parks.

It is to be noted that an agreement has been reached with Auto-Estradas do Atlântico, for the maintenance of this concession holder's traffic and safety management systems, and a contract has been signed to supply an access control system for parking at the headquarters of the Caixa Geral de Depósitos. The external turnover of BAER in 2004 was more than 1.3 million euros, corresponding to around 20% of the Company's consolidated turnover.

Brisa Engenharia e Gestão

Brisa Engenharia e Gestão (BEG), which has 256 employees and is entirely owned by Brisa, was founded as a result of the separation of the Brisa Engineering Department, and it participates in all stages and all processes involved in the management of construction projects. Its principal activities are project coordination, the management of compulsory purchase processes and supervision and management of construction projects.

In addition to Brisa, BEG works with the Instituto de Estradas de Portugal and Gestão de Obras Públicas, EM, a company belonging to Oporto City Council as external customers.

With total revenue of around 14.3 million euros, 1.7% of that value was invoiced from other customers (around 245 thousand Euros), despite the slowdown in the economy, particularly in the construction sector, which meant that other employers could start to benefit from the skills acquired with Brisa Auto-Estradas de Portugal, S. A.

Following the objective achieved in the previous year, which consisted of the overall certification of BEG, based on a Quality Management System, to EN ISO 9001:2000, the same certification was maintained in 2004. Accreditation was also obtained from the Laboratório da Gestão de Empreendimentos – Norte (based in Maia) – in May, to EN ISO/IEC 17025:2000.

As a result of the development and specialisation of skills in the areas of engineering and project management for road infrastructures, Brisa decided to leverage these skills, extending their presence to similar sectors, in particular the rail and high speed rail sector. To this end, contacts were developed with a view to the acquisition of Tyco Engenharia Portugal, an operation that was concluded in 2005.

Brisa Conservação de Infra-estruturas

Brisa Conservação de Infra-estruturas (BCI) is involved in all the activities and services related to civil and electrical maintenance of infrastructures, in civil works, mechanical and electrical equipment and landscaping components. Brisa and Efacec Capital signed an agreement, on 25 November 2004, with a view to the integration of the entirety of BCI into Efacec, Serviços de Manutenção e Assistência, a company in which Brisa is to hold a 20% stake. This operation, which should be concluded by the end of the first quarter of 2005, shall integrate BCI into one of the largest maintenance groups in Portugal.

BCI, which has 234 employees who operate throughout the Country from 13 operational centres, recorded a total turnover in 2004 of around 11 million euros. Its main customer continues to be Brisa, responsible for around 89% of the company's total turnover. The predominance of this relationship has been reduced, however, and BCI has invoiced around 1.2 million euros from external customers.

Another important event for BCI in 2004 was the start of its Quality certification process, to ISO 9001:2000, which should be concluded in the first quarter of the current year.

Controlauto

Controlauto, in which Brisa has a 59.6% stake, has a network of 34 periodical inspection units for cars. As the condition of cars is one of the most important dimensions of the reduction of the road accident rate, the presence of Controlauto in the Brisa business portfolio acquires new meaning.

851 484 inspections and reinspections were carried out in 2004, which represents growth of 5.9% in relation to the previous year. The value of the services provided was 14.6 million euros.

Controlauto services


900
600
300
0
Thousands
539
646
670
742
804
851
1999
2000
2001
2002
2003
2004

MCall

MCall is a company in the Brisa group that works in the field of remote contact. The technology of its infrastructure offers an integrated product providing support by telephone and Internet, in a value proposition of the contact center type.

MCall's activities have a high instrumental value in promoting and improving the relationship between Brisa and its customers. During 2004, the MCall contact center was physically installed at the Brisa OCC, in Carcavelos, in order to offer a better level of interaction between operators and the control room, with evident benefits for Brisa motorway customers.

In 2004, the company processed more than 1.4 million calls, which represents an increase of more than 40% in relation to the previous year; 96% of the calls received were answered with an average answering time of less than 20 seconds. Business turnover at MCall rose to 2.2 million euros, of which around 625 000 Euros refers to external companies.

International activity

Brisa Internacional manages the Brisa group's stakes in international business and is present in two different markets: in Brazil, through a stake of around 18% in Companhia de Concessões Rodoviárias (CCR), and in Spain, with a stake of around 4% in Abertis.

In October 2004, Brisa decided to sell its shareholding of 0.26% that it held indirectly (through a 0.5% stake in the Schemaventotto holding) in the Italian company Autostrade, since no projects of common interest to both companies had arisen for development.

CCR, the largest motorway concession holder in Latin America, is a holding that controls stakes in six motorway concessions. In 2004, CCR acquired a new road concession (Viaoeste), for 485 million reals, in an operation that was finalised in 2005. The CCR concession portfolio has some 1 440 km of motorway.

CCR Concessions

Name	Location	km	Term	Stake
NovaDutra	Rio de Janeiro/São Paulo	402.3	2021	100 %
AutoBan	State of São Paulo	316.9	2018	100 %
Rodonorte	State of Paraná	487.5	2021	74%
Ponte	Rio de Janeiro/Niteroi	13.3	2015	100 %
Via Lagos	Rio de Janeiro/Búzios/Cabo Frio	60.0	2021	100 %
Viaoeste	State of São Paulo	162.0	2021	100 %

Viaoeste comprises the Castello/Raposo System, totaling 162 km of highway and including, among others, the Presidente Castello Branco and Raposo Tavares highways. It is the main link between the capital of the State of São Paulo and the western region of the state.

In April 2004, CCR distributed dividends for the second time, corresponding to R$ 0.59 (fifty-nine cents of a real) per share, which represents a *payout ratio* of 27.5% and a *dividend yield* of 2.28%. Brisa received 10.6 million reals for the year 2003.

In May, CCR launched a public offer of shares, guaranteeing an increase in the *free float* from 16% to 28% and responding to the demand of a minimum of 25% on the Novo Mercado da Bolsa de São Paulo, where it is listed. This operation also aimed to provide CCR with the funds necessary to finance its growth, since it received 375 million reals (15 957 447 shares at 23.5 reals per share), causing a reduction in the stake of Brisa and of the other core shareholders in the company (Andrade Gutierrez, Camargo Corrêa and Servang) from 21% to 18%.

The CCR shares performed very well on the stock exchange, their value increasing by 125% and they closed the year at 58.1 reals per share.

Value of CCR shares in 2004 (%)


2,2
2
1,8
1,6
1,4
1,2
1
0,8

In 2 September, CCR distributed to its shareholders, as an pre-dividend, one real per share, totaling 100.8 million reals. Thus, Brisa received 18 million reals for the year 2004.

Corporate sustainability

Human Resources

The strategy for human resource management at Brisa, defined in the Human Resource Strategic Development Plan, approved in 2003, is based on the adaptation of necessary skills to developments in the company and to the increase of the levels of productivity, promoting work organisation and seeking the professional growth of its employees.

In this respect, 2004 was marked by the implementation of the new Team Performance Management System (PMS), aimed at non-management employees. This system consists of a different configuration for each job position, involving the creation of indicators and the definition of decisions, of responsibilities and of activities to be monitored and assessed in each job position.

In the performance assessment process concerning 2003, 2279 employees were assessed, which resulted in 581 increases in salary and 70 alterations in professional careers.

At the end of 2004, Brisa had 3062 employees, which is a reduction of 1% in relation to the 3106 employees it had at the end of the previous year.

Distribution of employees per company

Company	2003	2004
Brisa Auto-Estradas	1840	1782
Brisa Internacional	3	4
Brisa Engenharia e Gestão	267	256
Brisa Conservação de Infra-estruturas	237	233
Via Verde	76	77
Controlauto	271	275
Brisa Access (a)	8	-
Brisa Electrónica Rodoviária (a)	59	-
Brisa Access Electrónica Rodoviária (a)	-	59
Brisa Assistência Rodoviária	266	294
MCall	79	82
TOTAL	3106	3062

(a) During 2004, Brisa Access and Brisa Electrónica Rodoviária were merged and the new company was given the name Brisa Access Electrónica Rodoviária.

Environment

Brisa is strongly committed to the promotion of biodiversity and the preservation of the environment and heritage, bearing in mind that the construction, maintenance and sustainable operation of motorways is its main objective. It is for this reason that Brisa believes that it should differentiate itself, through the development of environmental management in the motorway construction and operation stages, as well as through investment in scientific projects, in areas as diverse as fauna and flora, new conservation systems, the monitoring of diverse environmental indicators, and technologies aimed at energy efficiency and the reduction in pollutant emissions.

To implement its environmental policy, Brisa has a material environmental management system that covers 95% of Brisa business in terms of results and is due to be gathered together into a single formal instrument as a short-term objective of the company. The design, construction and operation stages follow, in the different branches of Brisa's activities, the objectives that the company has established on environmental issues.

Environmental management

An integral part of the object of the Concession Agreement entered into by Brisa and the State, the development of studies and projects associated with the motorway network has been, from the start, a serious concern for obtaining environmentally sustainable technical solutions.

The assessment of the technical and economic feasibility of the different projects is directly connected to the detailed environmental assessment of the route solutions studied, thus benefiting from the close relationship between the different technical aspects of the studies, in particular environmental and road aspects.

Environmental assessment

Besides receiving the environmental approvals scheduled for 2004, enabling their corresponding processes to advance, a highlight of the year, due to the sensitivity of the area where the project is being developed, was the environmental studies carried out for the "*Carregado Tagus Crossing*", part of the A10, all the necessary studies having been conducted to support of the Environmental Assessment stage of this undertaking.

Environmental management during construction

For this stage, during 2004 environmental monitoring was carried out at the construction projects for the widening of the subsections between Aveiras de Cima and Santarém and Feira and the IC24 on the A1, and the stretch between the Carcavelos junction and Alcabideche on the A5, as well as the new Subsections between Arruda and the IC11 and between Benavente and the A13 on the A10 and between Almeirim and Salvaterra de Magos/A10/Santo Estêvão on the A13 – Auto-Estrada Almeirim/Marateca.

Environmental management during operation

For the operation stage of the motorways, plans have been developed for assessment of the efficiency of measures to minimise environmental impacts and the possible reformulation of these measures, reflected in the implementation of Noise Monitoring and Reduction Plans and General Environmental Monitoring Plans.

In 2004, environmental monitoring was carried out on the subsections between Santo Estêvão, Pegões and Marateca, on the A13, the subsection between the IC24 junction and the Carvalhos junction, on the A1, the subsection between Bucelas and Arruda dos Vinhos, on the A10, and the subsections between Castro Verde, Almodôvar, São Bartolomeu de Messines and the VLA, on the A2.

Environmental monitoring in 2004

Motorways	Subsections	Total length (km)	Description
A1	Between the IC24 and Carvalhos	8.5	Surface water quality Surface water quality Air quality Noise
A2	Between Castro Verde and Almodôvar, Almodôvar and São Bartolomeu de Messines, São Bartolomeu de Messines and the VLA	62.1	Surface water quality Surface water quality Air quality Noise Fauna and flora Countryside Psychosocial aspects
A10	Between Bucelas and Arruda dos Vinhos	8.8	Surface water quality Air quality Noise
A13	Between Santo Estêvão and Pegões, Pegões and Marateca	29.5	Surface water quality Surface water quality Noise

The parameters considered in this activity are surface water quality, groundwater quality, noise, air quality, fauna, flora, countryside and psychosocial aspects.

Innovation

Brisa believes innovation to be the creation of value in a context of change. For this reason, the innovation policy followed by the company takes the form of the development of two key lines of conduct: Business Innovation and Technological Research and Development (TR&D).

In the field of business innovation, in the wake of the innovation project developed by the company over the last two years, in which 170 employees were involved (Projecto A+), were, the opportunities selected during that project were explored in detail in 2004 and three ideas emerging from this process are currently at the test stage.

In TR&D, Brisa has been promoting and participating various initiatives aimed at encouraging innovation. For this reason, Brisa has cooperation agreements with nine institutes and university departments (Instituto Superior de Engenharia de Lisboa, Instituto Superior Técnico, Faculdade de Engenharia da Universidade do Porto, Instituto Superior de Ciências do Trabalho e da Empresa, Universidade de Aveiro, Universidade de Coimbra, Universidade do Minho, Instituto Politécnico de Lisboa and Instituto Politécnico de Setúbal) and has established partnerships with institutions that are an *interface* between higher education and business, such as INESC in Oporto, CENTIMFE (Centro Tecnológico dos Moldes, Ferramentas Especiais e Plásticos) in Marinha Grande, ISR (Instituto de Sistemas e Robótica) in Coimbra and AMES (Agência Municipal de Energia de Sintra) in Sintra.

Brisa's investment in the field of TR&D at the end of 2004 was 2.7 million euros, representing an increase of 34% in relation to the previous year. Brisa is clearly distinguished from other Portuguese companies in this aspect of investment in TR&D, and has been classified in European terms as a Medium Technology company, despite its industry sector.

Investment in R&D (million euros)


0,8
2,0
2,7
2002
2003
2004

In addition to all the projects referred to previously, another highlight for 2004 was Brisa's participation in Cotec, which is an initiative launched by the President of the Republic last year, aimed at drawing up a national innovation strategy. Cotec, like similar initiatives in other European countries, is engaged in three major types of intervention: 1) innovation and development projects; 2) training courses and technology transfer and 3) the promotion of development projects.

Currently Cotec has two projects in progress, one, in which Brisa is an active participant, in the field of logistics and another in the field of prevention of forest fires.

Financial report

The capital market and the value of Brisa shares

The policy of close relations and communication between the company and the key participants in the financial markets – in particular financial analysts, fund managers, shareholders and investors – intensified throughout 2004. The strategy defined for the area of Brisa investor relations is based on three priorities: constant communication with the financial market, adoption of best practices and strong relations with participants in the capital market.

Thus, in 2004, Brisa maintained a continuous flow of information for investors, having organised regular visits to investors, mostly on the international market, in particular London, Edinburgh, Madrid, Paris, Milan, Trieste, Copenhagen, Stockholm, New York, Boston and San Francisco. For the domestic market, a series of visits were made to institutional investors in Lisbon.

In quantitative terms, in 2004 visits were made to 104 investors on the international market and 12 investors on the domestic market; 35 investors were received at the company headquarters and Brisa participated in ten capital market conferences. Formal channels with financial analysts were improved, particularly for investment funds and financial intermediaries. In terms of analysis, Brisa is covered by 18 Portuguese and international financial entities.

The second Brisa Investor Day was held in November 2004, an event that was attended by around 85 shareholders, investors and financial analysts, both Portuguese and foreign.

As a culmination of the work carried out in this field by the company, Brisa was awarded a prize for “Best Portuguese Company Listed on the Stock Exchange” in 2004, by the *Jornal de Negócios*, a newspaper that is a reference in the economic and financial press.

Share performance

In 2004, the performance of the main share indexes was positive, particularly PSI 20, with a 12-month increase of 13%. However, the indexes did not present a consistent upward trend throughout the year, having recorded a fall during the third quarter of the year. This phenomenon was due to a series of factors, such as the political instability in Iraq, the rise in the oil prices and uncertainty over the winner of the USA elections.

Particularly to be noted are PSI 20 (+13%), Euronext 100 (+8%), Eurostoxx 50 (+7%), S&P 500 (+9%), Dow Jones Industrial (+3%), Nasdaq (+9%) and Bovespa (+18%).

Brisa has two types of listed shares: the *tranche* **Brisa Privatização**, with 538 258 930 shares, and the *tranche* **Brisa Privados**, with 61 741 070 shares. The Brisa Privatização shares correspond to shares that were acquired during the four stages of privatisation of the company, presenting tax benefits. The other *tranche*, Brisa Privados, results from shareholdings held by key investors in the company that have never been subject to privatisation. This *tranche* offers no tax benefits and has very little importance in the volume or the value traded. In this context, the analysis of the performance of the Brisa shares will touch only on the *tranche* Brisa Privatização.

Brisa is listed on Euronext Lisbon with the two *tranches* of shares and Euronext 100 with the Brisa Privatização *tranche* of shares. Its weight on the PSI 20 index was around 9%, during 2004.

The performance of the Brisa shares was particularly positive, registering an increase of 27%, during 2004, their closing price reaching 6.75 Euros. Indeed, the whole motorway sector recorded rises far higher than those of national and international indexes. The origin of this performance was the need felt by institutional investors to reduce the volatility of their portfolios, seeking shares with more stable cash flows, less sensitive to the uncertainties of the world economy. On the other hand, and continuing the trend of the last two years, various motorway companies offered shares on the stock exchange, in particular the Spanish company Cintra.

Brisa vs. market indexes (%)


1,30
1,25
1,20
1,15
1,10
1,05
1,00
0,95
0,90
Eurostoxx 50
PSI20
Euronext 100
BRISA

The average daily turnover of Brisa shares recorded an increase of 30% in 2004, in relation to 2003, reflecting the increased liquidity of the Portuguese stock exchange compared to 2003 and the performance of the Brisa shares. The average daily volume of Brisa shares also increased by 10% in comparison with 2003.

Economic and financial analysis

This economic and financial analysis is based on the consolidated accounts, with a consolidation perimeter that, at the end of 2004, included 22 companies.

Perimeter and consolidation method

Company	%	Method
Brisa Auto-Estradas de Portugal	100 %	Full
Brisa Serviços Viários, SGPS	100 %	Full
Via Verde Portugal	75%	Full
Brisa Assistência Rodoviária	100 %	Full
Brisa Access Electrónica Rodoviária	92.5%	Full
Brisa Engenharia e Gestão	100 %	Full
MCall	100 %	Full
Brisa Conservação de Infraestruturas	100 %	Full
Controlauto	59.55%	Full
Satev	59.55%	Full
Toitorres	59.55%	Full
CTV	59.55%	Full
Controlauto Açores	23.82%	Equity method
Fastaccess	33.33%	Equity method
Brisa Internacional, SGPS	100 %	Full
BPE	100 %	Full
CCR – Companhia de Concessões Rodoviárias	17.9%	Equity method
COR – Companhia Operadora de Rodoviárias	20%	Equity method
ABCS – Participações	25%	Equity method
Brisa Participações, SGPS	100 %	Full
Brisa Finance	100 %	Full
Brisal	80%	Full

As far as accounting practices are concerned, Brisa ensured compliance with national regulations in its adoption, when applicable, of the guidelines provided for in International Finance Reporting Standards (IFRS).

Profitability analysis

The results generated by Brisa registered favourable development, made clear in the increase in the operating results EBITDA and EBIT, which grew by 8.5% and 8.4% respectively. Also notable is the fact that the pre-tax profit was 276.3 million euros, an increase of 22.2% in relation to previous year.

The net profit rose to 183.6 million euros, 21% higher than that of the previous year. Contributors to this growth were the good operating performance and the combined positive effect of the financial and extraordinary results, which improved jointly from a loss of 48.8 million euros in 2003, to a loss of 21.8 million euros in 2004, which represents growth of 27 million euros.

As far as operating margins are concerned, the EBITDA margin (EBITDA/Total revenue) reached 72.7%, which represents a variation of 0.8 percentage points in relation to the 71.9% recorded in 2003. This rise reflects a growth in revenue greater than the rise in operating costs. In a situation of tenuous economic growth, it was possible to adapt the level of growth of operating costs to the increase in operating revenue, thus contributing to a positive trend in operating margins.

Consolidated results and margins

Million euros	2003	2004	Var.
EBITDA	402.5	436.7	8.5%
EBITDA Margin	71.9%	72.7%	+ 0.8 pp
EBIT	274.9	298.1	8.4%
EBIT Margin	48.4%	49.7%	+ 1.3 pp
Net Profit	151.7	183.6	21.0%

The EBITDA margin presents an improvement of 1.3 percentage points in relation to 2003, due to the low level of growth in operating costs and the rise in line of the recorded depreciation.

Operating revenues

During 2004, the consolidated operating revenues rose to 600 million euros, which represents growth of 7.2% in relation to the 560 million euros recorded at the end of the previous year.

Operating revenues

Million euros	2003	2004	Var.
Toll revenues	501.6	522.4	4.1%
Service areas	9.5	10.4	9.5%
Motoring services	23.3	24.1	3.4%
Own work capitalised	18.7	31.5	68.3%
Other revenues	7.0	11.9	70.0%
Total revenues	**560.1**	**600.3**	**7.2%**

The growth in total revenues was based on the growth in toll revenues, which rose to 522 million euros in 2004, a growth of around 4% in relation to 502 million euros in 2003. This heading represents around 87% of the total revenue and 92%, if own work capitalised is excluded.

Details of growth in toll revenue

Heading	Contribution
ADT like for like network	+ 1.1%
Leap year	+ 0.3%
Effect of the traffic *mix*	- 0.3%
Increase in tariffs	+ 2.8%
New sections	+ 0.2%
Total	**+ 4.1%**

Motoring services generated around 24 million euros, which corresponds to growth of around 3% in relation to 23 million euros in 2003.

Of particular interest is the provision of automobile inspection services – carried out by the associated company Controlauto – with 14.6 million euros and growth of 5.3% in relation to 2003. Via Verde recorded sales of 6.1 million euros, from electronic collection services (3.8 million euros), the sale of identifiers (1.8 million euros) and the provision of other services (0.5 million euros), which represents growth of 33% in relation to 4.6 million euros in the previous year.

Own work capitalised totalled 31.5 million euros, a significant growth in relation to 2003, as a result of the increase in the volume of new investments in progress, in particular those on the A10, A13 and the A17 – Litoral Centro.

Operating costs

Consolidated operating costs increased around 5.9% in 2004 in comparison with the sums recorded in the previous year, having reached a Volume of 302 million euros. Depreciations are particularly important within Brisa's cost structure, with a relative weight of 45%. The headings "staff costs" and "external supplies and services" represent 28% and 24%, respectively.

Considering only the headings that involve cash accounting (without depreciation and provisions), there was an increase in expenses of around 3.7%.

Operating costs structure

Million euros	2003	2004	Var.
Cost goods sold / mat. consumed	4.6	2.8	-40.1%
External supplies and services	68.0	71.7	5.4%
Staff costs	80.1	83.5	4.2%
Taxes	2.6	3.3	25.7%
Other costs	2.4	2.3	-4.2%
Sub-total	157.7	163.6	3.7%
Depreciation	124.8	134.8	8.0%
Provisions	2.8	3.7	33.4%
Total operating	285.3	302.1	5.9%

At the end of 2004, the was a total of 3062 employees in the Group Companies together, contrasting with 3106 employees at the end of 2003 (a reduction of 1.4%), despite the increase in business.

Distribution of external supplies and services


17%
22%
3%
3%
3%
4%
9%
24%
7%
8%
M&R
Specialized work
Communications
Temporary personnel
Operational consum. mat. serv.
Advertising
Insurance
Fuel
Electricity

The most common component in the composition of expenses with external supplies and services are costs with specialized work, with 24% of the consolidated total in this category of costs, followed by expenses with maintenance and repair which represent 22%.

For the latter, the costs of maintenance and repair of motorways was approximately 16.2 million euros, divided into 13 million euros in direct expenses of Brisa AE and 3.2 million euros for materials and services for operational consumption through BCI.

The other important item, in the field of specialised work, rose to 17.2 million euros. This value includes, in particular, expenses with service contracts, in particular for technical assistance, studies and expert opinions and also expenses resulting from electronic collection activities (communications, sending of identifiers, sending of balances and others).

It is to be noted that in order to continue the process of bringing the accounting closer to IFRS standards, this heading was influenced in 2004 by the recognition of costs (expenses on service contracts, in particular technical assistance), considered in the context of the Portuguese Official Plan of Accounts (POC) as deferred costs, to an amount of around 3 million euros.

Financial profit/loss

Financial profit/loss

Million euros	2003	2004	Var.
FINANCIAL REVENUES	**29.1**	**50.8**	**74.4%**
Interest earned	0.9	2.4	178.1%
Earnings in Group companies	9.7	26.3	171.8%
Income from participation in capital	14.7	13.7	-6.8%
Other interest received and similar income	3.8	8.4	115.4%
FINANCIAL COSTS	**109.5**	**134.0**	**22.4%**
Interest Payable	102.8	100.5	-2.2%
Losses in Group companies	0.4	0.4	-9.4%
Provisions for short term investments	-	3.9	-
Depreciation of goodwill	2.6	11.6	339.0%
Other interest and financial costs	3.7	17.6	375.7%
CONSOLIDATED NET FINANCIALS	**(80.3)**	**(83.2)**	**3.5%**

The consolidated financial loss at the end of 2004 was 83.2 million euros (a loss of 80.3 million euros in 2003). This reflects an improvement in the financial revenue of 74.4%, and a growth of 22.4% in financial costs, explained by non-recurrent factors.

In relation to financial revenue, there was significant growth in the headings listed below. Thus, interest earned increased by 1.6 million euros, earnings in group and associated companies increased by 16.6 million euros and the heading "Other interest received and similar income" increased by 4.6 million euros.

The increase in interest earned in 2004 is explained essentially by the growth in the average value of financial applications compared to the previous year. The growth in the heading "earnings in group and associated companies" is the result of the positive contribution of Brazil through the equity method (26.2 million euros), which includes the effect of the issue premium after the capital increase of the CCR (12.1 million euros). The growth in the heading "other interest received and similar income" is essentially the result of the earnings obtained in exchange coverage operations in Brazil.

A substantial part of the increase in financial costs can be explained by the following non-recurrent factors: the creation of a contingency provision for financial investments (3.9 million euros); an increase of 8.9 million euros in *goodwill* depreciation, of which 8.6 million euros is an extraordinary depreciation, due to the reduction in its stake as a result of the capital increase at CCR, which was not was subscribed for by the BPE, and the increase of 13.9 million euros in the heading "other interest and financial costs".

This increase in the heading "other interest and financial costs" can be fundamentally explained by the costs of setting up Brisal (7.5 million euros), which were attributed to the value of the sections of motorway, in consideration for own work capitalised, as well as by the losses supported by Brisa Internacional and Brisa Auto-Estradas in interest rate risk cover operations.

Interest payable fell in 2004 in comparison with the previous year (-2.2%). The growth in costs resulting from the replacement of short term debt with a ten-year issue in September 2003 was compensated by a new adjustment to the EIB loan rate at more favourable levels, by the refinancing of a syndicated loan for 100 million euros, and by the restructuring of the financing of Brisa Participações e Empreendimentos (Brazil), as described in the chapter "Financial risk management".

Extraordinary profit/loss and taxes

The extraordinary profit/loss presented a favourable performance, caused by the growth in the extraordinary income. This reflected the annulment of part of the financial provision created in 2002 to adjust the value of the EDP stake in accordance with the criterion of market value, which represented 13.6 million euros.

In addition, a surplus value was recorded, resulting from the sale of the stake in Schemaventotto (indirect participation in Autostrade), for 17.1 million euros.

Extraordinary profit/loss and taxes

Million euros	2003	2004	Var. %
Current profit	**194.6**	**214.9**	**10.4%**
Income from extraordinary activities	34.8	67.4	93.7%
Extraordinary losses	3.3	6.0	81.8%
Net Extraordinary	**31.5**	**61.4**	**94.9%**
Earnings before taxes	**226.1**	**276.3**	**22.2%**
Taxes	-73.7	-91.6	24.3%
Minority interests	- 0.7	- 1.0	42.9%
Net Profit	**151.7**	**183.6**	**21.0%**

Balance Sheet

Total net assets, at the end of 2004, rose to 4 664 million euros, 3.0% higher than at the end of 2003. The increase in net assets was essentially due to the increase in revertible purchases of tangible fixed assets in progress – 293.5 million euros *versus* 60.3 million euros –, as a result of expenses with the construction of the A13. On the other hand, loans presented an increase of 100% and the bank deposits an increase of 167%, which can be explained by the reduced value of short term financing.

At the end of 2004, total tax credit rose to 302 million euros, 59 million euros having been used during the year.

Assets

Million euros	2003	2004	Var
Net fixed assets	**3843.6**	**4060.7**	**5.7%**
Net intangible fixed assets	302.9	337.1	11.3%
Net tangible fixed assets	37.1	39.5	6.2%
Revertible tangible fixed assets	3 044.1	3 176.5	4.4%
Financial investment	459.5	507.7	10.5%
Current Assets	**137.6**	**216.6**	**57.5%**
Stocks	4.2	4.8	14.3%
Short term debtors	116.8	167.5	43.4%
Cash and equivalent	16.6	44.3	166.9%
Accruals and deferrals	**547.7**	**387.0**	**-29.3%**
Total net assets	**4 528.9**	**4 664.3**	**3.0%**

Net fixed assets recorded growth of 5.7% due, above all, to investment in sections of motorways, totally around 226 million euros in 2004. The increase in financial investments reflected, essentially, the increase in investment in EDP, by accompanying the capital increase and due to earnings in associated companies.

It is to be noted that 2004 was marked an increase of 61.5% in the volume of investment in revertible tangible fixed assets, compared with the previous year.

Liabilities and equity capital

Total liabilities recorded an increase of around 2.8%, rising to 3 271 million euros at the end of 2004. On the other hand, equity capital increased by 3.2%, rising to 1 385 million euros.

Liabilities and equity capital

Million euros	2003	2004	Var.
Equity capital	**1 342.6**	**1 385.4**	**3.2%**
Minority interests	5.2	7.6	46.2%
Equity capital and minority interests	**1 347.8**	**1 393.0**	**3.4%**
Provisions for liabilities and charges	9.3	8.0	16.3
M/LT liabilities	2 056.2	2 067.0	-0.5%
ST third-party liabilities	233.4	337.1	-30.8%
Accruals and deferrals	882.2	859.2	2.7%
Total liabilities	**3 181.1**	**3 271.3**	**2.8%**

Financial debt

At the end of 2004, net consolidated debt with cash and equivalent was 2 210.2 million euros, an increase of just 0.6% when compared to 2 197.7 million euros at the end of 2003. It is to be noted that Brisa's great capacity to generate cash flow has enabled it to support significant investment in construction work on the A10 and the A13 and on the widening of the A1 and the A5, without this resulting in an increase in debt.

The consolidated debt includes 38.9 million euros of the Brisal debt, a project financed on a project finance basis, the financing of which has already been contracted with the European Investment Bank (EIB) and with a syndicate of financial institutions. Were it not for the effect of the consolidation of Brisal, the net debt of the Brisa group would have fallen by 26.4 million euros in 2004.

Debt structure

Million euros	2003	2004	Var.
Short term*	91.1	111.8	22.8%
Medium and long term			
Variable rate	613.1	631.6	3.0%
Fixed revisable rate**	356.6	326.5	-8.4%
Fixed rate	1153.6	1184.5	2.7%
Total	2 214.3	2 254.4	1.8%
Cash and equivalent	16.6	44.3	166.5%
Net debt	2197.7	2210.2	0.6%

* Debt maturing in less than a year. Taking into account all debt maturing within less than a year (including debt that originally had a maturity of more than a year), the amount of short term debt would be 158.9 million euros, in 2003, and de 189.7 million euros, in 2004.

** Specific rate of some very long term financing provided by the European Investment Bank, characterised by the existence of rates fixed for three to six year periods. At the end of each period, the rate is reviewed depending on current market values, normally, for an identical period.

After the profound restructuring of the debt, done in 2003, through a 10-year bond issue (500 million euros) and the use of long term financing with the EIB to fund the construction of the A10 and of the A13 (350 million euros at 16 years), which enabled the average maturity of the debt to be significantly extended, there were no significant alterations in the Brisa debt structure in 2004.

Financing sources


E. Bancários
1,3%
P. Comercial
4,4%
BEI
42,1%
Obrigações
52,1%

The most important operation in this field consisted of the early repayment of a syndicated loan, amounting to 100 million euros, which was financed by issues, under a commercial paper programme with guaranteed subscription, in significantly more favourable market conditions.

From the 350 million euro financing agreement entered into with the EIB, in August 2003, 255 million euros had been raised by the end of 2004, 95 million euros remaining available. Total financing approved by the EIB for the construction of the A10 and of A13, is 450 million euros, and an agreement is due to be signed for an additional 100 million euros in the first half of 2005.

At the end of 2004, the probability of Brisa facing a possible rise in interest rates was relatively low, due to the significant weight of the existing debt both at a fixed rate (52.5%) and at a revisable fixed rate (14.5%). The debt contracted with variable rate represented 33% of the total debt.

Debt structure per type of rate


revisivel
14,5%
fixa
52,5%
variável
33,0%

At the end of the year, the weighted average cost of the consolidated debt was 4.06%. Practically the entirety of the financing in Euros, for which reason the debt portfolio has practically no exposure to exchange rate variations.

Brisa *Ratings* remain unaltered since 2003, being the following at the end of 2004:

	Rating	***Outlook***
S&P	A+	*Stable*
Moody's	A3	*Stable*

Financial strength

The structure of the Brisa balance sheet was strengthened by the favourable development of its components. The corresponding *gearing*, in other words, the relationship between the net interest-bearing debt of financial applications and equity capital was 159%, which represented an improvement of four percentage points in relation to 163% recorded at the end of the previous year.

Balance sheet structure

Million euros	2003	2004
Net fixed assets	**85%**	**87%**
Net intangible fixed assets	7%	7%
Net tangible fixed assets	1%	1%
Revertible tangible fixed assets	67%	68%
Financial investment	10%	11%
Current Assets	**3%**	**5%**
Short term debtors	3%	4%
Cash and equivalent	0%	1%
Accruals and deferrals	**12%**	**8%**
Total net assets	**100 %**	**100 %**
Equity	**30 %**	**30 %**
Share capital	13%	13%
Legal reserves and other reserves	5%	5%
Retained earnings	9%	8%
Net profit	3%	4%
M/LT liabilities	**45%**	**44%**
Debentures	26%	25%
Bank loans	19%	19%
ST third-party liabilities	**5%**	**8%**
Bank loans	4%	4%
Others	1%	4%
Accruals and deferrals	**20%**	**18%**
Total liabilities	**70%**	**70%**
Liabilities and equity capital	**100 %**	**100 %**

Financial risk management

Brisa, like most companies, is exposed to a series of financial risks arising from its business activities. Particularly important, at this level, are liquidity risks and interest rate risks resulting from the debt portfolio, the exchange rate risk resulting from investment in Brazil, in the Companhia de Concessões Rodoviárias, as well as the counter-party risk to which the company is exposed following the implementation of risk coverage operations and any financial applications.

The Financial Management Department is responsible for guaranteeing the centralised management of financing operations and exchange rate transactions, as well as the management of the Brisa group's counter-party risk. In addition, the Risk Management section in the Financial Management Department has assumed responsibility for the identification, quantification and proposal of measures aimed at the management / minimising of the financial risks to which the group is exposed.

All the financial risk management operations, in particular those involving the use of derivative instruments, are subject to the prior approval of the Executive Board of Brisa or the financial administrator.

The main financial risks to which the company is exposed and a review of the situation regarding their management is described in the following sections.

Interest risk

The policy for management of interest risk is aimed at optimising the cost of the debt subject to the maintenance of a low level of volatility among financial costs. At the end of 2004, a fixed interest rate was applied to 52.5% of the debt, and a revisable fixed rate to 14.5%. This distribution ensures the low sensitivity of financial costs to any rises in interest rates. Indeed, if there was, on 1 January 2005, a discreet rise of 1% in the interest rates, the increase in annual financial costs, calculated over the *stock* of debt at 31 December 2004 would be less than 7.5 million euros.

Exchange risk

The exposure of Brisa to exchange risk is essentially the result of the investment made in Brazil, in CCR. From the moment when the investment was made, Brisa policy has been to cover the exchange risk arising from this investment.

In 2004, substantial alterations were introduced in how this investment was financed, which involved an injection of capital, by Brisa Internacional, to replace the debt to BPE (holder of stake in CCR).

These alterations implied alterations in the coverage of the exchange rate risk. Previously, most exchange rate exposure occurred at the BPE level (presents accounts in reals and the debt is designated in euros). With the alterations that were introduced, Brisa Internacional now became exposed (presents accounts in euros but has recorded, in its assets, financial investment in reals). Consequently, the coverage of the exchange rate risk, earlier handled in Brazil by BPE, is now the responsibility of Brisa Internacional.

At the end of 2004, the value in Euros of the financial stake in BPE, recorded in the assets of Brisa Internacional, was 121.7 million euros and the amount of the contracted exchange rate coverage was 94 million euros.

The coverages of exchange rate risk are contracted taking into account not only the exchange rate exposure to the real, resulting from the conversion of the BPE accounts from reals to Euros, but also the exposure arising from the dividends to be received from CCR. The objective is to reduce the volatility of the value of the cash flows in euros, to be received from Brazil.

Counter-party risk

The applications of financial surpluses and most operations implemented with derivative financial instruments expose the company to the risk of failure to fulfil the county-parties in these operations. Financial Management regularly controls the levels of exposure of each entity and, depending on their respective *rating* levels, defines internal credit limits for counter-parties.

Liquidity risk

The policy for the financing and management of the liquidity risk is characterised by the following objectives:

- to ensure a staggered calendar for debt maturity;
- to continue to extend the average maturity of the debt to make it more consistent with the long term assets held by Brisa;
- to maintain short term debt at less than 15% of the total debt (around 8.4%, at the end of 2004, even including the proportion of the medium / long term debt, with maturity in 2005);
- to maintain with most of the banks with which Brisa does business, stable lines of credit with substantial total amounts;
- to maintain with the banking system, stable short term credit lines for amounts greater than the commercial paper programmes, which do not have guaranteed subscription;
- only 100 million euros, with regard to a subscription guarantee programme, were used in 2004.

At the end of the year, Brisa had commercial paper programme contracts with the banking system amounting to a nominal maximum of 370 million euros. At the end of 2004, the amount of short term credit lines with the banking system rose to around 635 million euros.

Financing new concessions – *project finance*

One of the policies of the Brisa group is to submit bids, as part of a consortium with companies in the construction sector, for national projects for new concessions, the construction companies normally assuming the construction risk inherent to these projects.

The financing arrangement used has been *project finance*, with the clear objective of separating, as far as operating, financial and legal aspects are concerned, the activities of Brisa Auto-Estradas de Portugal, as arising from the original concession agreement, from the business activity inherent to these new projects.

For each project a company is set up with its own financing arrangement the creditors of which shall not have access to the cash flows or assets of Brisa Auto-Estradas, other than the normal guarantees of *stand-by equity*. These guarantees are given under these projects and the amounts are known from the outset.

The risk assumed by Brisa is limited to the amount of equity capital allocated to the project and to the guarantees referred to in the previous point.

Proposal for allocation of the profit/loss

After the depreciation and provisions considered appropriate, the accounts for net profit/loss present, for 2004, a profit of 183 632 810.64 euros.

In compliance with legal and statutory provisions, and taking into account, namely, the provisions of Article 27 of the Statutes, it is proposed that the profit be allocated as follows:

- legal reserve, equivalent to 5% of the net profit;
- dividends to shareholders of 27 cents per share;
- the remainder to free reserves.

This proposal was approved in General Meeting of March 28 2005.

Certificate

I, Tiago Severim de Melo Alves dos Santos, acting as Corporate Secretary of BRISA-AUTO-ESTRADAS DE PORTUGAL, SA, having its principal place of business at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, with VAT number 500048177, registered at the Registry of Companies of Cascais under No. 10583, with share capital of Euros 600 000 000, hereby certify under the terms of Art. 446º-B(1)f of the Código das Sociedades Comerciais (Code of Commercial Companies), as amended by Decree-Law No. 257/96 of 31 December, that at the Annual General Meeting of BRISA, held on 28 March 2005, the report of the Board of Directors, balance sheet and accounts for the 2004 financial year, and the consolidated management report and consolidated accounts for the 2004 financial year were approved, as was the proposal for allocation of the profits set down in that report, with the following wording:

"After the depreciation and provisions considered appropriate, the accounts for net profit/loss present, for 2004, a profit of 183 632 810.64 Euros:

In compliance with legal and statutory provisions, and taking into account, namely, the provisions of Article 27 of the Statutes, it is proposed that the profit be allocated as follows:

- legal reserve, equivalent to 5% of the net profit;
- dividends to shareholders of 27 cents per share;

- the remainder to free reserves."

The foregoing being a true and accurate reproduction of the terms of the deliberations made at the aforementioned Annual General Meeting of BRISA, as set down in the corresponding minutes, the Corporate Secretary hereby certifies and signs it.
São Domingos de Rana, 28 March 2005

Final Note

Although 2004 was characterised by an unstable economic situation, Brisa implemented a series of investments, developed plans for the rationalisation of organisation and performance, reflected in clearly positive trends in the main indicators of economic and financial performance.

This would not have been possible without the dedicated commitment, competence and professionalism of its employees, without the loyalty and understanding of its customers, to whom it reaffirm its attention and continual desire to offer an excellent service that full satisfies their requirements, without the cooperation and support from Public and Governmental Entities and without the trust of its Shareholders.

To all of your, the company extends its most grateful thanks and recognition.

São Domingos de Rana, 22 February 2005

THE BOARD OF DIRECTORS

Consolidated financial statements

- Balance Sheet
- Profit and Loss Account by Type
- Profit and Loss Account by Functions
- Cash Flow Statement
- Annex to the Financial Statements
- External Auditor's Report



Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEETS ON 31 December 2004 AND 2003

(Amounts expressed in euros)

Assets	Notes	2004 Assets gross	2004 Depreciation and Provisions	2004 Assets net	2003 Assets net
FIXED ASSETS:					
Intangible fixed assets:					
Set-up Expenses	27	9 360 492	(9 168 123)	192 369	4 654 923
Research and development expenses	27	12 384	(12 384)	-	-
Industrial Property and other rights	27	307 562 631	(21 542 836)	286 019 795	235 447 643
Transfers	10 and 27	88 164 945	(37 255 809)	50 909 136	62 753 531
		405 100 452	(67 979 152)	337 121 300	302 856 097
Tangible fixed assets:					
Land and natural resources	27	9 218 209	-	9 218 209	7 498 886
Buildings and other constructions	27	17 234 540	(5 295 655)	11 938 885	10 654 078
Basic equipment	27	14 039 234	(9 190 822)	4 848 412	3 883 862
Transport equipment	27	12 724 306	(8 052 404)	4 671 902	5 784 199
Tools	27	314 128	(243 597)	70 531	36 355
Office furniture and fittings	27	24 731 191	(17 994 355)	6 736 836	6 444 074
Fixed assets in progress	27	1 884 326	-	1 884 326	2 657 945
Advances on tangible fixed assets	27	86 809	-	86 809	132 253
		80 232 743	(40 776 833)	39 455 910	37 091 652
Revertible tangible fixed assets:					
Motorway sections	27	3 926 869 492	(1 065 949 209)	2 860 920 283	2 959 245 968
Basic operation equipment	27	52 531 564	(42 731 413)	9 800 151	11 621 913
Service areas, monuments and sculptures	27	10 139 695	(2 384 004)	7 755 691	8 032 680
Fixed assets in progress	27	293 499 351	-	293 499 351	60 306 366
Advances on tangible fixed assets	27	4 589 083	-	4 589 083	4 882 072
		4 287 629 185	(1 111 064 626)	3 176 564 559	3 044 088 999
financial investments:					
Shares in associated undertakings	27 46 and 50	58 604 586	-	58 604 586	37 601 950
Shares in other undertakings	27 46 and 50	485 965 854	(47 344 529)	438 621 325	414 180 792
Financing loans	27 and 50	15 468 000	-	15 468 000	7 733 000
		560 038 440	(47 344 529)	512 693 911	459 515 742
CURRENT ASSETS:					
Stocks:					
Raw materials and consumables	54	1 693 140	-	1 693 140	1 357 195
Goods	54	2 543 752	-	2 543 752	2 726 415
Finished and semi-finished products	55	535 640	-	535 640	68 776
		4 772 532	-	4 772 532	4 152 386
Debtors - Short term:					
Customers, current account		22 768 200	-	22 768 200	21 117 469
Doubtful debtors	46 and 56	15 784 496	(15 784 028)	468	106 607
Shareholders		26 938	-	26 938	2 964 020
Advances to trade creditors		731 355	-	731 355	240 814
Taxes and contributions payable	58	31 332 109	-	31 332 109	20 072 444
other debtors	46 56 and 59	107 625 343	(8 896)	107 616 447	72 338 637
		178 268 441	(15 792 924)	162 475 517	116 839 991
Banks and cash:					
Bank deposits	67	43 965 816		43 965 816	16 327 489
Cash	67	300 417		300 417	282 148
		44 266 233		44 266 233	16 609 637
ACCRUALS AND DEFERRALS:					
Accrued income	60	523 788		523 788	57 582 764
Deferred costs	60	85 326 680		85 326 680	102 781 104
Deferred tax assets	64	301 102 872		301 102 872	387 375 927
		386 953 340		386 953 340	547 739 795
Total depreciation			(1 219 820 611)		
Total provisions			(63 137 453)		
Total assets		5 947 261 366	(1 282 958 064)	4 664 303 302	4 528 894 299

The annex is an integral part of the consolidated balance sheet on 31 December 2004.

THE OFFICIAL AUDITOR NO 1351



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED BALANCE SHEETS ON 31 December 2004 AND 2003

(Amounts expressed in euros)

Equity and liabilities	Notes	2004	2003
EQUITY:			
Capital	51 and 53	600 000 000	600 000 000
Own shares - nominal value	53	(3 667 000)	(4 155 600)
Own shares - discounts and premiums	53	(13 084 520)	(15 316 594)
Adjustments in investments in subsidiaries and associated companies	53	419 852	352 431
Consolidation differences	53	187 500	187 500
Legal reserve	53	48 717 868	41 134 135
Other reserves	53	182 661 631	176 537 995
Exchange conversion reserve	53	(7 079 619)	(1 511 932)
Retained earnings	53	393 644 547	393 644 547
Net profit/loss for the year	53	183 632 811	151 674 644
Total equity		1 385 433 070	1 342 547 126
MINORITY INTERESTS		7 555 023	5 240 965
LIABILITIES:			
PROVISIONS FOR LIABILITIES AND CHARGES	46	8 049 470	9 277 951
Medium and long term liabilities:			
Debentures	61	1 174 850 000	1 174 850 000
Bank loans	61	889 834 706	880 742 536
Suppliers of fixed assets, current account		2 277 978	593 570
		2 066 962 684	2 056 186 106
SHORT TERM LIABILITIES:			
Bank loans	61	189 724 624	158 758 313
Suppliers, current account		19 627 143	27 582 535
Suppliers, invoices pending approval		1 468 003	695 499
Shareholders		1 192 990	1 497 301
Suppliers of fixed assets, current account		106 868 189	17 569 271
Taxes and contributions payable	58	8 135 318	10 522 106
Other creditors	62	10 041 349	16 810 561
		337 057 616	233 435 586
ACCRUALS AND DEFERRALS:			
Accrued costs	60	52 197 316	73 823 029
Deferred income	60	807 048 123	808 383 536
		859 245 439	882 206 565
Total liabilities and minority interests		3 278 870 232	3 186 347 173
Total equity and liabilities		4 664 303 302	4 528 894 299

THE BOARD OF DIRECTORS



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS ACCOUNT BY TYPE FOR THE FISCAL YEARS ENDING 31 December 2004 AND 2003

(Amounts expressed in euros)

EXPENSES		Notes	2004	2003
Cost of goods sold and raw material consumed :				
Goods		54	1 362 459	2 848 995
Materials		54	1 394 400	1 718 387
			2 756 859	4 567 382
External supplies and services			71 675 454	67 953 853
Staff costs:				
Wages			56 510 110	51 610 861
Social costs:				
Pensions		21	408 870	348 733
Others			26 557 310	28 181 777
			83 476 290	80 141 371
Depreciation of tangible and intangible fixed assets		27	134 845 871	124 770 103
Provisions		46	3 734 789	2 806 614
			138 580 660	127 576 717
Taxes			3 269 463	2 585 308
Other operating charges		60	2 421 117	2 406 473
	(A)		302 179 843	285 231 104
Losses in group and associated companies		44	357 779	394 851
Interest payable and similar charges		44	133 595 702	109 057 751
			133 953 481	109 452 602
	(C)		436 133 324	394 683 706
Extraordinary charges		45	6 031 862	3 320 736
	(E)		442 165 186	398 004 442
Income taxes		64	91 635 971	73 658 204
			533 801 157	471 662 646
Minority interests			982 245	727 756
	(G)		534 783 402	472 390 402
Net profit/loss for the year			183 632 811	151 674 644
			718 416 213	**624 065 046**

The annex is an integral part of this consolidated profit and loss account by type for the fiscal year ending 31 December 2004.

THE OFFICIAL AUDITOR NO 1351


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS ACCOUNT BY TYPE FOR THE FISCAL YEARS ENDING 31 December 2004 AND 2003

(Amounts expressed in euros)

INCOME	Notes	2004	2003
Sales of goods		1 848 765	1 795 724
Sales of finished products		336 810	14 696
Services rendered	36	556 895 311	533 260 667
		559 080 886	*535 071 087*
Change in production		460 791	(446 779)
Own work capitalised	63	31 473 591	18 672 202
Supplementary income		2 960 617	2 723 042
Operating subsidies		40 631	-
Other operational income and gains		6 262 236	4 103 280
(B)		600 278 752	560 122 832
Earnings in group and associated Companies	44	26 260 040	9 660 451
Dividends received	44	13 684 880	14 684 590
Other interest received and similar income	44	10 822 005	4 768 047
		50 766 925	29 113 088
(D)		651 045 677	589 235 920
Extraordinary income	45	67 370 536	34 829 126
(F)		718 416 213	624 065 046
Operating Results:	(B)-(A)	**298 098 909**	**274 891 728**
Financial results:	(D-B)-(C-A)	**(83 186 556)**	**(80 339 514)**
Current profit/loss:	(D)-(C)	**214 912 353**	**194 552 214**
Profit/loss before taxes:	(F)-(E)	**276 251 027**	**226 060 604**
Net profit/loss for the year:	(F)-(G)	**183 632 811**	**151 674 644**

THE BOARD OF DIRECTORS


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED PROFIT AND LOSS ACCOUNT BY FUNCTIONS FOR THE FISCAL YEARS ENDING ON 31 December 2004 AND 2003

(Amounts expressed in euros)

	Notes	2004	2003
Goods sold and services rendered	66 (a)	559 080 886	535 071 087
Cost of goods sold and services rendered		(185 629 816)	(182 475 245)
Gross margin		373 451 070	352 595 842
Other operational income and gains		51 303 594	18 058 416
Distribution charges		(14 803 538)	(15 742 666)
Administrative charges	66 (a)	(42 848 240)	(46 056 936)
Other operating charges		(8 730 949)	(5 732 110)
Operating results		358 371 937	303 122 546
Net cost of funding	66 (a)	(117 808 051)	(101 012 132)
Gains/(losses) relating to affiliates or associated undertakings		25 902 261	9 265 600
Gains (losses) related to other investments		9 784 880	14 684 590
Current profit/loss		276 251 027	226 060 604
Tax on current results	64	(91 635 971)	(73 658 204)
Minority interests		(982 245)	(727 756)
Net profit/loss for the year		183 632 811	151 674 644
Result per share		0,306	0,253

The annex is an integral part of this consolidated profit and loss account by functions for the fiscal year ending 31 December 2004.

THE OFFICIAL AUDITOR NO 1351

THE BOARD OF DIRECTORS



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

CONSOLIDATED CASH FLOW STATEMENT FOR THE FISCAL YEARS ENDING ON 31 December 2004 AND 2003

(Amounts expressed in euros)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Receipts from customers		624 503 481	643 931 163
Payments to suppliers		(80 386 267)	(97 626 226)
Payments to personnel		(75 606 455)	(73 717 774)
Flow generated by operations		468 510 759	472 587 163
Receipt/(Payment) of income tax		(21 477 863)	(19 988 144)
Other payments regarding operating activities		(37 531 718)	(16 209 760)
Cash flow before extraordinary items		409 501 178	436 389 259
Receipts related to extraordinary items		3 024 906	1 412 320
Payments related to extraordinary items		(1 807 845)	(3 024 191)
Cash flow from operating activities (1)		410 718 239	434 777 388
INVESTMENT ACTIVITIES:			
Receipts relating to:			
Financial investments	67	153 450 083	200 000
Tangible fixed assets		1 020 602	184 641
Investment subsidies		-	46 680 675
Dividends	27 and 44	22 369 867	16 246 360
Interest received and similar income		77 454 281	5 009 799
		254 294 833	68 321 475
Payments relating to:			
Financial investments	67	(40 617 754)	(32 611 001)
Tangible and intangible fixed assets, and fixed assets in progress		(189 089 993)	(172 888 509)
		(229 707 747)	(205 499 510)
Cash flow from investing activities (2)		24 587 086	(137 178 035)
FINANCING ACTIVITIES:			
Receipts relating to:			
Loans obtained		908 550 347	3 478 567 996
Increases in capital, additional provisions and share issue premiums		3 351 292	5 003
Sale of own shares		1 816 410	63 031
		913 718 049	3 478 636 030
Payments relating to:			
Loans obtained		(1 013 487 706)	(3 364 783 480)
Interest payable and similar charges		(170 008 684)	(82 007 073)
Dividends	53	(137 547 416)	(131 381 059)
		(1 321 043 806)	(3 578 171 612)
Cash flow of financing activities (3)		(407 325 757)	(99 535 582)
Exchange rate effect (4)		804 311	18 615
Effect of the changes of the perimeter of consolidation (5)		320 883	-
Variation of cash and its equivalents (6) = (1) + (2) + (3) + (4) + (5)		29 104 762	198 082 386
Cash and equivalents at the start of the year		12 687 645	(185 394 741)
Cash and equivalents at the end of the year	67	41 792 407	12 687 645

The annex is an integral part of this consolidated profit and loss account by functions for the fiscal year ending 31 December 2004.

THE OFFICIAL AUDITOR NO 1351 THE BOARD OF DIRECTORS

BRISA - AUTO-ESTRADAS DE PORTUGAL, S. A.

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of 31 December 2004

(Amounts expressed in euros)

INTRODUCTORY NOTE

Brisa – Auto-Estradas de Portugal, S. A. ("Company" or "Brisa") was set up on 28 September 1972 and its main activity is the construction, maintenance and operation of motorways and corresponding service areas, on a concession basis, as well as the study and implementation of social facilities. The Company may also carry out other activities related to its corporate purpose, in particular submit bids for new construction, maintenance and operation concessions, both for roads and for service areas, with government consent.

Decree-Law No. 467/72, of 22 November defined the basis for the concession to Brisa of the construction, maintenance and operation of motorways. Since then the basis for the concession has been subject to periodical review, with the introduction of alterations that have been included in the text of the concession agreement.

Decree-Law No. 294/97 of 24 October, Decree-Law No. 287/99 of 28 July and Decree-Law No. 314 A/2002 of 26 December, approved the concession basis currently applicable, some aspects of which, due to their importance and impact on the economic and financial situation of Brisa, are highlighted below:

- The total length of the motorway network allocated was established at 1 105.8 kilometres, of which 1 010.8 are open to traffic and 77 kilometres are not subject to tolls.

- The end of the concession was established at 31 December 2032 and the goods directly related to the concession, identified in the financial statements as revertible tangible fixed assets, shall revert to the State at the end thereof.

- The financial participation by the State for the investments made since 1 July 1997 is 20% of the cost of eligible construction. From the total amount of the financial participation due from the State shall be deducted the amounts received from other entities, namely European Union financing, aimed at participating in investment in revertible tangible fixed assets.

- The amounts corresponding to the financial participation due from the State are accounted in a current account designed exclusively for that purpose, the balance of which shall be checked and adjusted once every six months, and Brisa should submit, within 60 days after each six month period, to the Directorate General of the Treasury, the balance of the current account, based on a technical notes and confirmed by an opinion from the Supervisory Board, by way of a favourable prior opinion to the General Inspectorate of Finance (Note 59 (a)).

- *As far as tax benefits are concerned, the most important situations are as follows:*

    - Exemption from Stamp Tax and Derrama (municipal surcharge) until 31 December 2005.

    - As far as Corporation Tax is concerned and in relation to the activity carried out under the concession agreement, the Company may make deductions, up to an amount equivalent to that taxable base, of an amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, carried out between 1995 and 2002 inclusive. The deduction referred to above shall be made from the final accounts for the fiscal years 1997 to 2007 (Note 64).

- The company capital will have to be increased when the difference between equity, after the year's profit/loss to be distributed has been deducted, and liabilities, after deferred income has been deducted based on the last annual balance sheet approved, is less than 25%.

- In the last five years of the concession the State may, by way of particular conditions that guarantee financial arrangements, recover the concession.

- The supervision of the concession is the responsibility of the Ministry of Finance, for financial issues, and the Ministry responsible for the road sector for other issues.

In addition, Decree-Law No. 215-B/2004, of 16 September, defined and approved the basis of the concession to Brisal – Auto-Estradas do Litoral, S. A. ("Brisal") for the design, project, construction, financing, maintenance and operation of sections of motorway and associated roads, named Litoral Centro, of which the following, due to their importance and impact on the economic and financial situation of Brisal, are highlighted below:

- Brisal's own equity capital will have to be reinforced, by way of a capital increase or the entry of additional provisions, whenever the toll revenue does not reach the levels established in the traffic support agreement and the annual debt service coverage ratio is less than the minimum established, in the concession agreement;

- The duration and term of the concession are variable and it shall terminate at the moment when the NPW of the revenue reaches the maximum NPW established, this duration being subject to a *minimum and maximum of 22 and 30 years, respectively;*

- 25 years after the signing of the concession agreement, the State may, under certain conditions that guarantee financial balance, withdraw the concession;

- The supervision of the concession is the duty of the Ministry of Finance, for financial issues, and *the Ministry responsible for sector the road for other issues.*

The Brisa universe corporate ("Group") is formed by the subsidiaries and associated companies indicated in Notes 1 and 3. The principal activities of the Group are, as referred to above, the construction, maintenance and operation of motorways and corresponding service areas, on a concession basis, as well as the provision of other similar services, such as assistance to users and traffic management.

The following notes respect the sequential numbering defined in the Official Plan of Accounts for the presentation for consolidated financial statements. Those without numbering in this annex are not applicable to the Company, or their presentation is not important for a reading of the attached financial statements.

1. COMPANIES INCLUDED IN THE CONSOLIDATION

The companies included in the consolidation, their registered offices and proportion of capital held as

Company	Registered offices	Effective percentage	Concession
Brisa - Auto-Estradas de Portugal, S.A. ("BRISA")	Quinta da Torre da Aguilha São Domingos de Rana	Umbrella company	Construction, preservation and operation of motorways
Brisa - Serviços Viários, SGPS, S.A. ("Brisa Serviços")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Management of shares in undertakings social (undertakings)
Controlauto - Controlo Técnico Automóvel, S.A. ("Controlauto")	Rua Alfredo Lopes Vilaverde Paço de Arcos	59,55%	Vehicle roadworthiness testing
Satev - Sociedade Assistência e Veículos, Lda. ("Satev")	Sesmaria Limpa Porto Alto	59,55%	Vehicle roadworthiness testing
Toltorres Inspecções, S.A. ("toltorres")	Estrada Nacional 8 Torres Vedras	59,55%	Vehicle roadworthiness testing
Controle Técnico de Veículos, S.A. ("CTV")	Pedrome Santa Catarina da Serra	59,55%	Vehicle roadworthiness testing
Via Verde Portugal - Gestão de Sistemas Eletrónicos de Cobrança, S.A. ("Via Verde Portugal")	Quinta da Torre da Aguilha São Domingos de Rana	75%	System for management of electronic collection
Brisa Internacional, SGPS, S.A. ("Brisa Internacional")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Management of shares in undertakings
Brisa Participações e Project, Ltda. ("BPE")	São Paulo Brazil	100%	Shares in other undertakings
Brisa Finance B..V. ("Brisa Finance")	Amesterdam Holland	100%	Obtaining funds in international markets
Brisa Assistência Rodoviária, S.A. ("Brisa Assistência")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Road service and mobile repairs
Brisa Participações, SGPS, S.A. ("Brisa Participações, SGPS")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Management of shares in undertakings social
Brisa Conservação de Infraestruturas, S.A. ("Brisa Conservação")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Infrastructure management infrastructures
Brisa Engenharia e Gestão, S.A. ("Brisa Engenharia")	Quinta da Torre da Aguilha São Domingos de Rana	100%	Engineering project management
Brisa Access, Electrónica Rodoviária, S.A. ("BAER") (a)	Quinta da Torre da Aguilha São Domingos de Rana	92,50%	Road service and support for drivers and management of electronic equipment
Mcall - Serviços de Telecomunicações, S.A. ("MCall")	Taguspark Porto Salvo	100%	Provision of telecommunications services
Brisal - Auto-Estradas do Litoral, S.A. ("Brisal")	Quinta da Torre da Aguilha São Domingos de Rana	89,99%	Construction, preservation and operation of motorways

of 31 December 2004, are the following:

These companies were included in the consolidation by the full consolidation method, based on the provisions of Article 1(1)a of Decree-Law No. 238/91, of 2 July (majority of voting rights).

(a) During the fiscal year ending 31 December 2004 Brisa Electrónica Rodoviária, S. A. was incorporated into the Brisa Access Prestação de Serviços a Automobilistas, S. A. ("Brisa Access") through a merger process by integration of their assets, liabilities and equity capital, the incorporating company adopting the name "Brisa Access, Electrónica Rodoviária, S. A." ".

3. COMPANIES REGISTERED BY THE EQUITY METHOD

The associated companies that were registered by the equity method are the following:

Company	Registered offices	Effective percentage of the share	Activity
CCR – Companhia de Concessões Rodoviárias ("CCR")	São Paulo Brazil	17,90%	Road concession
COR - Companhia Operadora de Rodovias ("COR")	São Paulo Brazil	20%	Operation of motorways
ABCS - Participações, Lda. ("ABCS")	São Paulo Brazil	25%	Operation of motorways
Controlauto Açores, Lda. ("Controlauto Açores")	Praia da Vitória	23,82%	Vehicle roadworthiness testing
Fast Access - Operações e Serviços de Informação e Comércio Electrónico, S.A. ("Fast Access")	Quinta da Fonte Oeiras	33,33%	Creation and management of Internet sites

These companies were included in the consolidation by the equity method, based on the provisions of No. 13.6 of the regulations for consolidation of accounts established in Decree-Law No. 238/91, of 2 July.

7. AVERAGE NUMBER OF EMPLOYEES

The average number of employees working for the companies included in the consolidation during the fiscal years ending 31 December 2004 and 2003, was 3 082 and 2 973, respectively.

10. CONSOLIDATION DIFFERENCES

The consolidation differences detected in the acquisition of financial stakes in group and associated companies, recorded in intangible fixed assets under the heading "Transfers", are as follows:

Company	Date of acquisition	Effective percentage of share	Cost of acquisition	Transfers	Depreciation accumulated
Controlauto (a)	1993	59,55%	11 006 741	9 004 043	8 613 065
toitorres	2000	59,55%	2 743 388	2 791 250	614 966
Satev	2000	59,55%	3 017 727	2 683 486	628 031
CTV	2004	59,55%	1 909 000	1 589 466	37 844
CCR (a)	2001	17,90%	159 321 096	70 637 332	26 493 494
Brisa Access	2001	92,50%	383 323	204 885	139 465
Mcall (a)	2001	100,00%	918 102	846 106	653 132
COR	2002	20,00%	838 819	371 686	53 797
Fast Access	2002	33,33%	250 000	36 691	22 015
				88 164 945	37 255 809

Company	Date of acquisition	Effective percentage of share	Cost of acquisition	Transfers	Depreciation accumulated
Controlauto (a)	1993	59,55%	11 006 741	9 004 043	8 613 065
toitorres	2000	59,55%	3 017 727	2 683 486	614 966
Satev	2000	59,55%	2 743 388	2 791 250	628 031
CTV	2004	59,55%	1 909 000	1 589 466	37 844
CCR (a)	2001	17,90%	159 321 096	70 637 332	26 493 494
BAER (a)	2001	92,50%	383 323	204 885	139 465
Mcall (a)	2001	100,00%	918 102	846 106	653 132
COR	2002	20,00%	838 819	371 686	53 797
Fast Access	2002	33,33%	250 000	36 691	22 015
				88 164 945	37 255 809

(a) The shares in the capital of these subsidiaries were acquired by Brisa in more than one fiscal year, the year given corresponding to the year of the first acquisition.

The movement found in this heading in the fiscal year ending 31 December 2004 is detailed in Note 27.

The consolidation differences registered in the equity capital result from movements occurred in the equity capital of subsidiaries consolidated by the full consolidation method.

14. CHANGES IN THE GROUP'S PERIMETER OF CONSOLIDATION

During the fiscal year ending 31 December 2004, the following change occurred in the perimeter of consolidation: in September 2004, Controlauto acquired the entirety of the capital of CTV, for which reason this was consolidated for the first time in the fiscal year 2004.

In the annex notes that report movements in the headings of the balance sheet occurred in the fiscal year ending 31 December 2004, a column called "Changes to the perimeter of consolidation" was included, which reflects, on that date, the effect of the changes in the perimeter of consolidation.

15. CONSISTENCY IN APPLICATION OF ACCOUNTING CRITERIA

The main accounting criteria used by the Group were consistent for all companies included in the consolidation, and they are described in Note 23.

17. DEPRECIATION OF TRANSFERS

As indicated in Note 10, the Company recorded under the heading "Transfers" the value of the differences in the acquisition of parts of capital in different companies, which are being depreciated in the period estimated for recovery of the investments made. This period corresponds to twenty years in the cases of CCR, COR, Toitorres and Satev, fourteen years in the case of CTV and five years in the other cases.

18. ACCOUNTING CRITERIA FOLLOWED FOR INVESTMENTS IN ASSOCIATED COMPANIES

The accounting criteria used to assess investments in non-consolidated associated companies are as described in Note 23 c).

21. FINANCIAL COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Retirement Pensions

A supplementary plan is in force for retirement, disability and survival pensions, through which employees who reach retirement age at the service of the Company and of some of its subsidiaries and who have worked at the company for at least ten years, as well as those who with at least five years service become disabled, have a right to a retirement pension additional to the pension guaranteed by Social Security.

The subsidy defined in the pension plan corresponds to 7% of the net remuneration on the date of retirement, plus 0.5% for each year of work after the tenth year. Also according to the existing plan, the retirement pension supplement may not exceed by more than 17% the value of the net remuneration on the date of retirement and the sum of this pension with that attributed by Social Security may also not exceed this net remuneration.

This plan also grants, in certain conditions, in the event of death of the beneficiary, the right to a supplementary survival pension for the surviving spouse, children or equivalent, corresponding to 50% of the supplementary retirement pension that the beneficiary is receiving.

The responsibilities emerging from the above arrangement were transferred to an autonomous pension fund and calculated six-monthly based on actuarial studies, drawn up by independent experts, the last available being from 31 December 2004.

The actuarial studies from 31 December 2004 and 2003 used the methodology entitled *Projected Unit Credit* and are based on the following assumptions and actuarial techniques:

Technical actuarial rate	4.5%
Annual fund yield	6.0%
Annual salary growth	3.0%
Annual pension growth	0%

In addition, the demographic assumptions considered as of 31 December 2004 and 2003 were the following:

Mortality table – TV 73/77
Invalidity table – EKV80

According to the aforementioned actuarial studies, the cost with supplementary retirement pensions in the fiscal years ending 31 December 2004 and 2003, is as follows:

	2004	2003
Cost with current services	702 134	909 006
Financial cost of the fiscal year	558 210	530 798
Actuarial earnings and losses	(429 806)	(526 086)
Fund performance	(400 666)	(1 035 315)
	429 872	(121 597)

As mentioned earlier, the responsibility for the payment of the social benefits described above was transferred to an autonomous pension fund, to which the Company and these subsidiaries make regular contributions, aimed at covering this liability. As of 31 December 2004 and 2003, the differential between the current value of the liabilities and the market value of the fund's assets was the following:

	2004	2003
Current value of the projected liabilities	9 678 754	8 979 550
Market value of the fund	(10 582 588)	(10 313 258)
	(903 834)	(1 333 708)

As of 31 December 2004, the market value of the fund's assets exceeded the current value of its liabilities by 903 834 Euros.

Administrators and directors also benefit from a supplementary retirement pension with a defined contribution and the Company has assumed the commitment of submitting to an insurance company 10% of their basic annual remuneration. The value of the premiums recorded in costs in the fiscal year ending 31 December 2004, was 408 870 Euros.

Incentive plan

At the General Meeting of Shareholders on 30 March 1999 a management incentive plan was established that was approved by the Board of Directors on 27 April 1999. This plan consists of the attribution of purchase options for company shares, the Board of Directors selecting from among the directors and administrators, those who are to be participants, as well as the number of options to be granted to each one of them. According to this plan, which began on 17 August 1999 and had a duration of five years, the options attributed can be exercised from the third year.

At the General Meeting of Shareholders held on 19 March 2001 management incentive plan was altered, increasing the number of beneficiaries and extending the duration of the their benefits, these alterations being approved by the Board of Directors on 5 February 2002. According to the new version of the plan (Version II), which began on 19 April 2001, this will be effective for an indeterminate period of time, and the Board of Directors shall be responsible for: (i) defining the criteria for selecting participants; (ii) establishing the number of options attributable to each participant; and (iii) establishing the requirements for the exercise of the options, including the purchase price, form and time for payment, time-limits and conditions of the transfer and place of deposit of the shares. In addition, as an alternative to the acquisition of shares, a formal agreement may be made between the participants and the Board of Directors for the attribution of a particular amount corresponding to the difference in the price of acquisition of the shares and their selling price on the Stock Exchange. The plan also establishes that the Company should maintain in its portfolio the number of shares necessary to fully satisfy the options attributed at any time. In order to be able to satisfy the commitments assumed the Company acquired, in previous fiscal years, 5 400 000 of its own shares corresponding to 0.9% of its capital, of which 488 600 shares (Note 53) and 1 244 400 shares were sold on the stock exchange in the fiscal year ending 31 December 2004 and in previous fiscal years, respectively, as the result of the exercise of options by the participants in the plan.

22. GUARANTEES PROVIDED

As of 31 December 2004, the series of companies included in the consolidation had provided bank guarantees to third parties as follows:

IEP – Instituto de Estradas de Portugal (Base XX of the Concession Agreement)	41 021 056
Bank guarantees to courts (a)	15 641 067
Other guarantees	5 510 650
	62 172 773

(a) This amount includes the bank guarantees provided by Brisa to several courts in the context of property expropriation cases.

23. BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING PRINCIPLES

Basis of presentation

The attached consolidated financial statements were prepared on the going concern basis as from the accounting books and records of the companies included in the consolidation (Notes 1 and 3), in accordance with generally accepted principles in Portugal.

Principles of consolidation

The consolidation of the subsidiary companies referred to in Note 1 was done using the full consolidation method. The significant transactions and balances between these companies were eliminated in the consolidation process. The value corresponding to the participation of third parties in the equity capital and results of these companies is presented in the balance sheet and in the profit and loss accounts under the heading “Minority interests”.

Principal accounting criteria

The principal accounting criteria used in the preparation of the consolidated financial statements were the following:

a) Intangible fixed assets

Intangible fixed assets, which essentially comprise expenditure related to organisation, with capital increases, development studies and projects, contractual rights and transfers, are stated at acquisition cost and depreciated on a straight-line basis over three years, with the exception essentially of: (i) transfers related to the acquisition of financial investments (Notes 10 and 17) which are depreciated over a period varying between five and twenty years; (ii) values paid for contractual rights, which are depreciated over the duration of the respective contracts (Note 25).

b) Tangible fixed assets (non-revertible)

Tangible fixed assets are stated at acquisition cost.

Depreciation is provided on a straight-line basis. For goods commissioned up to 31 December 2002, an annual depreciation is provided and for those acquired in 2003, the depreciation is provided in twelve parts from the month of commissioning of those goods, in accordance with the following estimated useful lives:

	Years of useful life
Buildings and other constructions	10 to 50
Basic equipment	4 to 10
Transport equipment	4 to 6
Tools	4
Office furniture and fittings	3 to 10

c) Tangible fixed assets revertible to the State

In accordance with the current Concession Agreement, the goods directly related to the concession business revert, without any compensation, to the State as of 31 December 2032. These goods are subject to the regulations of public property and are allocated to the business activity of the company which may freely administer them, in that framework, but not dispose of them on a private legal commercial basis.

(i) The revertible tangible fixed assets were originally stated by their historical acquisition or construction cost, including indirect costs attributable during the construction period.

The historical value of the infrastructures of the sections and subsections that were in operation As of 31 December 1988, was reassessed in the fiscal year of 1989, under Order No. 158/90F-DE, of 15 February, from the Secretary of State of Finance (Note 41).

(ii) The criteria for inclusion of indirect costs in the revertible tangible fixed assets, during the construction period, are the following:

Overhead costs

The overhead costs of the departments assigned to construction are added to the cost of the sections, subsections and service areas under consideration and in construction, proportionally to the value of the corresponding direct investment.

Interest expenses

Interest expenses are calculated by the application of an average rate of the cost of financing to the accumulated value of the investment in sections, subsections and service areas under consideration and in construction, after the deduction of the amounts received from the State and from EC grants.

Overhead costs and interest expenses calculated and included as described above in the cost of the fixed assets in progress, against the revenue heading "Own work capitalised", are transferred to revertible tangible fixed assets when the sections, subsections and service areas enter into operation (Note 63).

The depreciation of the revertible tangible fixed assets is provided on the acquisition or construction value, or reassessed as follows:

Sections and subsections (excluding the wearing course of flexible pavements), service areas and complementary projects in operation

On a straight-line basis, based on the current period until the end of the concession, from the month of commissioning. For the sections and subsections currently in operation, regarding the concession, the term of the period of concession used was the following, depending on the period when the investment was made:

	Expiry of the concession
Until 30 September 1985	2002
From 1 October 1985 to 31 August 1991	2015
From 1 September 1991 to 31 December 1995	2020
From 1 January 1996 to 30 September 1997	2025
From 1 October 1997 to 30 June 1999	2030
After 1 July 1999	2032

Flexible pavements – wearing course

On a straight-line basis over eight years (average estimated useful life for wearing course of flexible pavements), by twelfth parts from the month of commissioning of the respective sections and subsections, to be, in any event, fully depreciated by the end of the concession period.

Repairs of sections and subsections

Expenses with running repairs and maintenance are recorded as a cost of the fiscal year in which they occur.

Major repairs and improvements, which consist essentially of the substitution of the wearing course, are depreciated on a straight-line basis over eight years, and should in any event be fully depreciated by the end of the concession period.

Basic operation equipment

On a straight-line basis, on the basis of their estimated useful life, from the year of commissioning, and should in any event be fully depreciated by the end of the concession period.

The depreciation rates used correspond to the following estimated useful lives:

	Years of useful life
Communications network	10
Toll equipment	5
Supplementary equipment	4 to 20

d) Financial investments

Financial investments in the companies referred to in Note 3 can be found recorded by the equity method. According to this method, financial investments are initially recorded at acquisition cost, increased or reduced in the amount corresponding to the difference between that cost and the proportional value of the equity of the subsidiaries at acquisition date. These differences are recorded in intangible fixed assets under the heading "Transfers", being depreciated over the average period for recovery of the investments, by twelfths from the month of their acquisition.

According to the equity method, financial investments are adjusted periodically in the amount corresponding to the participation in the net profits/loss or in other variations in the other equity headings of the associated companies, against gains or financial costs, or adjustments of parts of capital, respectively. The results distributed by these companies, as dividends or profit, are deducted from the value of the financial investment at the time of its attribution.

Financial investments in the companies excluded from consolidation (Note 50) are recorded at acquisition cost, after deduction of a provision for estimated losses on their realisation, when applicable.

e) Inventories

Goods, raw materials and consumables are stated at acquisition cost, which is less than their market value.

Finished products and half-finished products are stated at production cost, which includes the cost of raw materials incorporated, labour and general expenses manufacturing, which are less than their market value.

f) Provision for doubtful debt

Provision for doubtful debt is determined on the basis of assessment of estimated risks due to the non-collection of the accounts receivable from customers.

g) Foreign currency balances and transactions

The assets and liabilities expressed in foreign currency for which there is no fixed exchange rate agreement were converted to Euros, using the exchange rates in force at the end of the period. Exchange rate differences, both favourable and unfavourable, resulting from differences between exchange rates applicable at the transaction date and those at the date of collection, payments or on the date of the balance sheet, were recorded as income and costs in the consolidated profit and loss account.

Exchange rate differences resulting from the conversion to Euros of financial statements of subsidiary companies expressed in foreign currency were included in equity under the heading "Exchange conversion reserve" (Note 53). The conversion of those financial statements is done using the following exchange rates: (i) exchange rate on the date of the balance sheet to convert all assets and liabilities; (ii) average exchange rate over the accounting period to convert the headings of the profit and loss account; and (iii) historical exchange rates to convert the other equity headings.

h) Deferred costs

Deferred costs comprise mainly:

(i) Guaranteed revenue differentials, which correspond to amounts that Brisa had a right to receive from the State based on the concession agreement in force up to 1985, and received by December 1989 in the form of interest free advances (Note 60 (a)), and what, according to the 1985 concession agreement, would be reimbursed if, and when, there was a financial surplus.

(ii) Interest expenses on loans from Clause 2 of the Financial Balance Agreement, signed in 1985, corresponding to interest over the period from 1986 to August 1991 on loans paid by the State on the behalf of the Company (Note 60 (b)).

Until the 1991 concession agreement came into effect, studies then available showed that the Company would not have the financial standing to repay guaranteed revenue differentials, for which reason the amount in question was not depreciated. However, the 1991 concession agreement established the unconditional requirement to pay the State of the guaranteed revenue differentials and the interest expenses on the loans in Clause 2 of the Financial Balance Agreement, for which reason, taking into consideration that Brisa agreed to pay those amounts against offsets that permit its feasibility, the amounts in question were transferred to costs on the concession horizon, in equal amounts from September 1991, when that concession agreement became effective.

i) Deferred income

Deferred income comprises mainly:

(i) Subsidies received from the State and the European Union to finance revertible tangible fixed assets, which for this purpose are stated applying the percentages defined in the concession agreement to subsidisable investment carried out, are recorded in deferred income in the year when the Company acquires the right to receive those amounts and recognised on the profit and loss account in accordance with the criterion applicable to depreciation of subsidised revertible tangible fixed assets (Note 60 (e)).

(ii) The amount of compensation obtained from the State in December 1995, resulting from the abolition of the collection of tolls on some subsections in the metropolitan areas of

Lisbon and Oporto, under the terms of Decree-Law No. 330-A/95, of 16 December, was recorded in deferred income, being recognised on the profit and loss account in identical amounts until 2025 (date of the expiry of the concession on the date when the collection of tolls was abolished) (Note 60 (f)).

j) Retirement pensions

Since 1988 there has been a supplementary retirement, invalidity and survival pension plan for the employees of Brisa and of some of its subsidiaries, except administrators, with defined benefits. For the coverage of these liabilities, a pension fund was set up in 1988 that is managed autonomously by a pension fund management company.

Brisa has adopted as accounting policy for recording its liabilities with the payment of retirement, invalidity and survival pensions the criteria established in Accounting Directive No. 19, issued by the Portuguese Accounting Standards Board on 21 May 1997. This Directive establishes that companies with pensions plans must recognise the costs with the attribution of these benefits as services are provided by the beneficiary employees. Thus, at the end of each accounting period, Brisa obtains an actuarial study drawn up by an independent entity, to know the amount of its liabilities on that date and the cost with pensions to be recorded in that period. The liabilities thus estimated are compared to the market values of the pension fund, in order to determine the amount of the differences to be recorded. Costs with pensions are recorded under the heading "Labour costs – Social security/welfare expenses", in accordance with the aforementioned directive, based on the values determined by the actuarial study (Note 21).

k) Accruals basis

Income and expenses are recorded on an accruals basis, in the period to which they are related regardless of when the amounts are received or paid. The differences between the amounts received and paid and the corresponding income and expenses are recorded under the headings "Accruals and Deferrals" (Note 60).

l) Financial instruments

It is the Company's policy to make use of derivative financial instruments with the objective of covering the financial risks to which it is exposed, in particular those associated with investments in foreign entities and arising from exchange rate variations. For this reason, the derivative instruments are for coverage purposes and are not speculative.

Derivative financial instruments are measured at their fair value. The variations in the fair value of the derivative financial instruments for coverage of net investment in foreign entities are recorded as "Exchange conversion reserve" in their own actual component.

With regard to exchange rate *swap* operations related to loans, the exchange rates differences calculated on the date of the *swap* operations, between the exchange rates at which the loans were converted and contractual exchange rate, are recorded in the profit and loss account. For interest rate *swap* contracts, interest expenses are calculated and accounted in the profit and loss account based on the interest rates estimated in each contract.

m) Deferred taxes

Deferred taxes refer to the temporary differences between the amounts of assets and liabilities for the purposes of accounting records and the respective amounts for the purposes of taxation, as well as those due to tax benefits obtained (Note 64).

Deferred tax assets and liabilities are calculated and periodically evaluated using the taxation rates that are expected to be applicable on the date of the reversion of the temporary differences.

Deferred tax assets are recorded exclusively when there are reasonable expectations of sufficient future taxable profits for them to be used. On the date of each balance sheet, a reassessment is made of the temporary differences underlying the deferred tax assets in order to be recognised or adjusted depending on of the current expectations for future recovery.

25. INDUSTRIAL PROPERTY AND OTHER RIGHTS

As of 31 December 2004, this heading includes, essentially: (i) the amount paid by Brisa to the State (awarding authority) for the right to collect tolls on the CREL from 1 January 2003 (Note 23 (a), under the terms of Decree-Law No. 314 A/2002, of 26 December, after deduction of the amount received earlier on abolition of these same tolls and which, as of 31 December 2002, had not yet been recognised as revenue; (ii) the amount paid by Brisal to the State for the right of concession of the Litoral Centro motorway; and, (iii) the amount paid for participation in the Consortium of the Rodovia Presidente Dutra in Brazil (Note 27).

27. CHANGES IN INTANGIBLE FIXED ASSETS

During the year ended as at 31 December 2004, changes in intangible and tangible fixed assets and financial investments, as well as in respective accumulated depreciation and in provisions were as follows:

	Gross assets						
	Opening balance	Changes of perimeter (Note 14)	Exchange rate effect	Increases	Disposals and write-offs	Transfers	Closing balance
Intangible fixed assets:							
Set-up Expenses	15 538 755	1 647	-	75 623	(544 455)	(5 711 078)	9 360 492
Research and development expenses	12 384	-	-	-	-	-	12 384
Industrial Property and other rights	245 244 089	-	-	47 195 027	-	15 123 515	307 562 631
Transfers	85 937 209	-	604 939	1 622 797	-	-	88 164 945
	346 732 437	1 647	604 939	48.893.447	(544.455)	9 412 437	405 100 452
Tangible fixed assets:							
Land and natural resources	7 498 886	-	-	1 080 863	-	638 460	9 218 209
Buildings and other constructions	15 393 788	-	-	20 032	-	1 820 720	17 234 540
Basic equipment	12 142 512	118 961	-	1 817 142	(221 837)	182 456	14 039 234
Transport equipment	14 185 820	-	286	2 701 626	(4 163 426)	-	12 724 306
Tools	271 519	3 471	-	52 361	(13 223)	-	314 128
Office furniture and fittings	21 903 056	34 692	790	2 801 925	(405 014)	395 742	24 731 191
Fixed assets in progress	2 657 945	738	-	2 502 671	-	(3 277 028)	1 884 326
Advances on tangible fixed assets	132 253	-	-	26 504	(66 312)	(5 636)	86 809
	74 185 779	157 862	1.076	11 003 124	(4 869 812)	(245 286)	80 232 743
Revertible tangible fixed assets:							
Motorway sections	3 914 364 440	-	-	7 384 435	-	5 120 617	3 926 869 492
Basic operation equipment	51 427 680	-	-	392 910	-	710 974	52 531 564
Service areas	10 139 695	-	-	-	-	-	10 139 695
Fixed assets in progress	60 306 366	-	-	236 308 252	-	(3 115 267)	293 499 351
Advances on tangible fixed assets	4 882 072	-	-	2 184 683	(998)	(2 476 674)	4 589 083
	4 041 120 253	-	-	246 270 280	(998)	239 650	4 287 629 185

	Gross assets						
	Opening balance	Changes of Perimeter (Note 14)	Exchange rate effect	Increases	Reductions	Equity method	Closing balance
Financial investments:							
Shares in associated undertakings	37 614 214	-	478 165	-	(12 264)	20 524 472	58 604 587
Shares in other undertakings	471 173 839	5 603	-	24 288 929	(9 502 517)	-	485 965 854
Loans to other companies	7 733 000	-	-	8 355 000	(620 000)	-	15 468 000
	516 521 053	5 603	478 165	32 643 929	(10 134 781)	20 524 472	560 038 441

	Depreciation accumulated						
	Opening balance	Changes of perimeter (Note 14)	Exchange rate effect	Increase	Disposals and write-offs	Transfers	Closing balance
Intangible fixed assets:							
Set-up Expenses	10 883 832	1 647	-	1 317 852	(436.432)	(2 598 776)	9 168 123
Research and development expenses	12 384	-	-	-	-	-	12 384
Industrial Property and other rights	9 796 446	-	-	10 349 215	-	1 397 175	21 542 836
Transfers	23 183 678	-	196 413	13 875 718	-	-	37 255 809
	43 876 340	1 647	196 413	25 542 785	(436.432)	(1 201 601)	67 979 152
Tangible fixed assets:							
Buildings and other constructions	4 739 710		-	555 945	-	-	5 295 655
Basic equipment	8 258 650	99 017	-	1 049 365	(216 210)	-	9 190 822
Transport equipment	8 401 621		119	2 335 234	(2 684 570)	-	8 052 404
Tools	235 164	1 872	-	19 785	(13.224)	-	243 597
Office furniture and fittings	15 458 982	31 215	316	2 888 205	(384 363)	-	17.994.355
	37 094 127	132 104	435	6 848 534	(3 298 367)	-	40 776 833
Revertible tangible fixed assets:							
Motorway sections	955 118 472	-	-	110 830 737	-	-	1 065 949 209
Basic operation equipment	39 805 767	-	-	2 925 646	-	-	42 731 413
Service areas	2 107 015	-	-	276 989	-	-	2 384 004
	997 031 254	-	-	114 033 372	-	-	1 111 064 626

	Provisions			
	Opening balance	Increase	Reduction	Closing balance
Financial investments:				
Shares in associated undertakings (Note 46)	12 264	-	(12 264)	-
Shares in other undertakings (Notes 45 and 46)	56 993 047	3 900 000	(13 548 518)	47 344 529
	57 005 311	3 900 000	(13 560 782)	47 344 529

Intangible fixed assets

The increase that occurred in the fiscal year ending 31 December 2004 in the heading "Industrial property and other rights" corresponds essentially to the amount paid to the State (awarding authority) for the right of concession of the Litoral Centro motorway. In addition, the transfer that occurred to this heading is the result of the reclassification of the amount paid for the 19.6% participation in the Consortium of the Rodovia Presidente Dutra ("Coper") in Brazil, previously recorded as deferred cost.

Revertible tangible fixed assets - sections and subsections of motorways in operation

The costs of the sections and subsections in operation, per motorway, as of 31 December 2004, as well as the corresponding accumulated depreciation, have the following composition:

	A1 Norte	A2 Sul	A3 Oporto/ Valença	A4 Oporto/ Amarante	A5 Costa do Estoril	A6 Maratece/ Caia	A9 CREL	A10 Bucelas/ Carregado/ IC3	A12 Setúbal/ Montijo	A13 Almeirim/ Maratoca	A14 Fig. Foz/ Coimbra	Total 2004
Gross Value												
Studies	13 228 941	20 475 178	12 008 399	4 426 164	3 506 159	7 191 299	5 622 408	2 566 446	1 393 592	1 893 378	2 156 781	74 468 745
Acquisition of land	44 917 185	22 096 413	71 080 220	36 698 530	37 191 657	12 650 909	29 856 918	3 879 103	11 459 232	4 858 517	8 829 923	283 518 607
Works	585 737 698	827 355 524	427 996 727	180 471 491	137 083 902	277 442 292	199 367 340	99 634 875	67 504 415	78 108 066	109 132 620	2 989 834 950
Other costs	1 104 908	330 806	1 365 986	261 283	911 718	69 071	127 303	3 666 746	18 749	11 677	464 691	8 332 938
	644 988 732	870 257 921	512 451 332	221 857 468	178 693 436	297 353 571	234 973 969	109 747 170	80 375 988	84 871 638	120 584 015	3 356 155 240
Overhead costs	31 108 240	23 558 415	20 169 805	8 281 005	7 180 590	11 963 006	7 733 668	6 548 712	2 552 589	3 175 109	7 089 732	129 360 871
Interest expenses (Note 63)	71 753 637	31 301 270	27 283 597	11 537 208	7 961 277	16 047 218	19 222 298	3 690 473	4 258 747	1 773 306	3 790 094	198 619 125
Gross historical cost	747 850 609	925 117 606	559 904 734	241 675 681	193 835 303	325 363 795	261 929 935	119 986 355	87 187 324	89 820 053	131 463 841	3 684 135 230
Revaluation	190 812 834	34 173 420	-	-	-	-	-	-	15 172 103	-	-	240 158 357
Expropriations (Mark 28 (a))	-	-	-	-	-	-	-	-	-	-	-	2 575 899
Gross revaluated cost	938 663 443	959 291 026	559 904 734	241 675 681	193 835 303	325 363 795	261 929 935	119 986 355	102 359 427	89 820 053	131 463 841	3 926 869 492
Depreciation accumulated												
Historical depreciation	294 582 107	137 660 277	143 063 239	81 490 810	68 973 784	73 764 046	68 922 182	5 527 353	21 617 117	8 854 790	13 086 660	917 542 365
Revaluation	116 075 208	22 583 138	-	-	-	-	-	-	9 748 498	-	-	148 406 844
Revaluated accumulated depreciation	410 657 315	160 243 415	143 063 239	81 490 810	68 973 784	73 764 046	68 922 182	5 527 353	31 365 615	8 854 790	13 086 660	1 065 949 209
Net revaluated accounting values	528 006 128	799 047 611	416 841 495	160 184 871	124 861 519	251 599 749	193 007 753	114 459 002	70 993 812	80 965 263	118 377 181	2 860 920 283

The investment in revertible tangible fixed assets in the fiscal year ending 31 December 2004 resulted from:

Direct investment:	
Works	189 098 747
Acquisition of land	10 769 187
Other	31 224 789
	231 092 723
Indirect investment (Note 63)	15 177 557
	246 270 280

Revertible tangible fixed assets in progress

Changes in revertible tangible fixed assets in progress in the fiscal year ending 31 December 2004 were as follows:

	Opening balance	Additions	Transfers	Closing balance
Motorway sections:				
infrastructures	32 401 966	175 495 543	1 504 322	209 401 831
Overhead costs (Note 63)	1 022 861	2 280 579	-	3 303 440
Interest expenses (Notes 28, 44 and 63)	629 159	11 018 875	-	11 648 034
	34 053 986	188 794 997	1 504 322	224 353 305
Complementary projects:				
infrastructures	21 577 717	41 537 107	(697 146)	62 417 678
Overhead costs (Note 63)	1 337 753	298 137	(3 901)	1 631 989
Interest expenses (Notes 28, 44 and 63)	1 622 627	1 579 275	(88 881)	3 113 021
	24 538 097	43 414 519	(789 928)	67 162 688
Major repairs	1 638 894	4 098 045	(3 829 661)	1 907 278
Service areas:				
infrastructures	52 861	-	-	52 861
Overhead costs (Note 63)	18 746	-	-	18 746
Interest expenses (Notes 28, 44 and 63)	3 782	691	-	4 473
	75 389	691	-	76 080
	60 306 366	236 308 252	(3 115 267)	293 499 351

The sections and subsections not yet open to traffic for which there has already been expenditure on *studies and/or construction, are the following:*

Construction	Extension (Kms)	Start date projects	Direct investment already incurred		
			Until 2003	2004	Total
A10 - Bucelas/Carregado (IC3)					
Bucelas/IC3	33,6	1nd half of 2002	4 764 600	33 821 735	38 586 335
A13 - Almeirim/Marateca					
Almeirim/Stº Estevão	61,5	2nd half of 2002	29 523 514	118 344 284	147 867 798
A17 - Litoral Centro	92,0	2nd half of 2004	-	13 236 082	13 236 082
	187,1		34 288 114	165 402 101	199 690 215

The tangible fixed assets revertible to the State at the expiry of the concession, allocated to each of the company's activities, are as follows as of 31 December 2004 (gross values):

Construction, maintenance and operation of motorways	4 277 489 490
Construction, maintenance and operation of service areas	10 139 695
	4 287 629 185

The interest expenses included in revertible tangible fixed assets (Note 3 c) (ii), are as follows:

Opening balance	201 048 368
Increases (Notes 28, 44 and 63)	12 598 841
Final balance	213 647 209

In the final balance, the value of 198 619 125 Euros refers to subsections in operation, 262 556 Euros refers service areas in operation and 14 765 528 Euros refers to fixed assets in progress.

The amounts included in the column "Exchange rate effect" correspond to differences generated by the use of differentiated exchange rates in the conversion to Euros of the stakes in CCR and COR, as well as the transfers calculated on these acquisitions (Note 10).

The increases in accumulated depreciation of tangible and intangible fixed assets, in the fiscal year ending 31 December 2004, were recorded in the following headings of the consolidated profit and loss account:

Depreciation of tangible and intangible fixed assets	134 845 871
Other financial expenses:	
Transfer depreciation (Note 44)	11 578 820
	146 424 691

As referred to in Note 17, transfers, corresponding to purchase differences detected in the acquisition of financial investments, are to be depreciated over the estimated period for recovery of the investments, corresponding to five years in the case of Controlauto, fourteen years in the case of CTV and twenty years in the case of CCR, COR and the other vehicle inspection companies. The depreciation of the transfers for companies that were consolidated by full integration (Notes 1 and 10) are considered operating costs and included under the heading "Depreciation for tangible and intangible fixed assets".

Shares in associated undertakings

Name	Earnings on companies associated (Note 44)	Losses in associated companies (Note 44)	Dividends	Provisions (Note 46)	Total
CCR	25 487 776	-	(4 971 770)	-	20 516 006
COR	114 536	-	(92 975)	-	21 561
ABCS	576 032	-	(616 321)	-	(40 289)
Fast Access	-	(357 779)	-	357 779	-
Controlauto Açores	81 696	-	(54 502)	-	27 194
	26 260 040	(357 779)	(5 735 568)	357 779	20 524 472

The application of the equity method to financial investments on associated companies, as of 31 December 2004, has the following impact:

The reduction in this heading corresponds to the sale of the participation in Controlauto Brasil.

Shares in other undertakings

The increase in this heading corresponds to the purchase of 13 200 505 EDP shares, in the context of the capital increase of this company which occurred in November 2004.

The reduction recorded in this heading corresponds to the sale of the stake in Adamastor, Capital, SGPS, S. A. ("Adamastor") and Schemaventotto for values of 2 866 002 Euros and 6 636 515 Euros, respectively, which resulted in a loss of 559 002 Euros (Note 45) and a profit of 17 134 059 Euros (Note 45), respectively.

Loans to other companies

The increase in this heading was as follows:

ONI, SGPS, S. A. ("ONI")	7 735 000
Adamastor	620 000
	8 355 000

The reduction in this heading refers to the repayment of a loan granted to Adamastor following the sale of the stake in this company, as referred to above.

28. CAPITALISED INTEREST EXPENSES

During the fiscal year ending 31 December 2004, the heading "Revertible tangible fixed assets in progress" included 12 598 841 Euros (Notes 27, 44 and 63), related to interest expenses supported with the financing of construction of revertible tangible fixed assets, over their construction period. In this fiscal year, the average annual interest rate used in the calculation of these interest expenses was 3.6%.

33. LIABILITIES OVER FIVE YEARS

As of 31 December 2004 liabilities over five years were as follows 1 042 764 229 Euros (Note 61).

36. SERVICES RENDERED BY ACTIVITY

In the fiscal years ending 31 December 2004 and 2003, the services rendered were distributed as follows:

	2004	2003
Tolls	522 420 693	501 564 329
Vehicle inspections	15 504 145	14 648 100
Service areas (a)	10 395 091	9 494 124
Electronic collection	3 754 011	4 077 279
Technical assistance for equipment and customers	2 273 620	2 187 235
Operation and maintenance services (b)	1 231 214	328 834
Others	1 316 537	960 766
	556 895 311	533 260 667

(a) This heading includes 2 468 987 Euros (Note 60 (g) for rents referring to the fiscal year ending 31 December 2004, paid by sub-concession holders of service areas in previous years.

(b) This heading relates to services rendered to other concession holders, in connection with technical and operational assistance, related to maintenance services.

Segmental information is not given due to the fact that there are no business segments or geographic segments that could be identified as reportable segments, in accordance with the provisions of Accounting Directive No. 27 - "Reporting by Segments".

39. REMUNERATION OF THE MEMBERS OF THE STATUTORY BOARDS

The remuneration attributed to members of the company's statutory boards in the fiscal year ending 31 December 2004, were as follows:

Board of Directors	3 042 603
Audit Committee	64 133
	3 106 736

41. REVALUATION OF TANGIBLE FIXED ASSETS (LEGISLATION)

The revertible tangible fixed assets in operation in 31 December 1988, corresponding to Auto-Estrada do Norte (A1), do Sul (A2) and Setúbal/Montijo (A12), was revaluated under Order No. 158/90F-DE of 15 February, from the Secretary of State of Finance. The reassessment was made in 1989 and related to 31 December 1988, having used the coefficients of currency devaluation published in Order in Council No. 237/89, of 30 March (Note 42).

42. REVALUATION OF TANGIBLE FIXED ASSETS

The detail of the historic costs of the tangible fixed assets and their revaluation, net depreciation as of 31 December 2004, is the following:

	Net historical costs	Net revaluations	Net revaluated accounting values
Revertible tangible fixed assets:			
Auto-estrada do Norte (A1)	453 268 502	74 737 626	528 006 128
Auto-estrada do Sul (A2)	787 457 329	11 590 282	799 047 611
Auto-estrada Setúbal/Montijo (A12)	65 570 207	5 423 605	70 993 812
	1 306 296 038	91 751 513	1 398 047 551

Given Brisa's current tax regime (Note 64), depreciation corresponding to the revaluation performed is entirely accepted as a tax cost.

44. FINANCIAL RESULTS

The financial results for the fiscal years ending 31 December 2004 and 2003 are the following:

	2004	2003
Expenses:		
Interest payable (a)	100 519 249	102 747 272
Losses in group and associated companies (Notes 27 and 46)	357 779	388 739
Provisions for investments	3 900 000	-
Exchange losses	724 886	452 357
Other financial expenses (b)	28 451 567	5 864 234
	133 953 481	109 452 602
Financial results	(83 186 556)	(80 339 514)
	50 766 925	29 113 088
Income:		
Interest earned	2 440 373	877 551
Earnings in associated companies (Note 27)	26 260 040	9 660 451
Dividends received (c)	13 684 880	14 684 590
Exchange gains	673 906	998 697
Other financial income (b)	7 707 726	2 891 799
	50 766 925	29 113 088

(a) The heading "Interest payable" relates to interest on loans, including interest expenses attributed to the value of the sections, subsections and service areas in progress, during the fiscal year ending 31 December 2004, of 6 515 982 Euros (Notes 28 and 63).

(b) The headings "Other financial expenses" and "Other financial income" relate essentially to normal expenses with debt and losses and gains with financial instruments.

In addition, the heading "Other financial expenses" includes the following:

i) the depreciation of transfers related to financial investments in associated companies, of 11 578 820 Euros and 1 189 222 Euros as of 31 December 2004 and 2003, respectively (Notes 17 and 27). The increase resulted from the fact that, in the year ending 31 December 2004, and extraordinary depreciation was recorded of the transfer generated with the purchase of the participation in CCR (Note 10), of 8 620 628 Euros, following the reduction in the participation in this fiscal year from 21.27% to 17.90%.

ii) commissions from the organisation of the *Term Loan Facility* obtained by Brisal and guarantees provided to the European Investment Bank totalling 6 082 859 Euros, which were attributed to the value of the sections, subsections and service areas in progress (Notes 28 and 63).

(c) The heading "Dividends received" includes the dividends received from EDP, from Abertis and from Schemaventotto of 5 400 207 Euros, 8 251 900 Euros and 32 773 Euros, respectively.

45. EXTRAORDINARY ITEMS

The extraordinary items for the fiscal years ending 31 December 2004 and 2003, are the following:

	2004	2003
Expenses:		
Donations	874 902	60 688
Abnormal stock losses	67 839	75 449
Doubtful debts written off	1 506 619	-
Losses on sale of fixed assets (Note 27)	696 845	141 647
Files and penalties paid	1 684 991	814 027
Adjustments relating to previous years	213 951	2 215 793
Other extraordinary costs and losses	986 715	13 132
	6 031 862	3 320 736
Extraordinary results	61 338 674	31 508 390
	67 370 536	34 829 126
Income:		
Abnormal stock gains	1	62 359
Gains on fixed assets (a)	20 430 235	3 215 248
Decrease in provisions (Notes 27 and 46)	18 513 242	6 448 580
Adjustments relating to previous years	446 339	637 689
Other extraordinary income (b)	27 980 720	24 465 250
	67 370 536	34 829 126

(a) The gains on fixed assets include a profit of 17 134 059 Euros obtained from the sale of the stake in Schemaventtoto.

(b) The heading "Other extraordinary income" includes 25 326 065 Euros, related to investment subsidies recognised as income in the fiscal year ending 31 December 2004 (Note 60 (e) (23 597 033 Euros, in the fiscal year ending 31 December 2003).

46. CHANGES IN PROVISIONS

During the fiscal year ending 31 December 2004, the following changes were made in the balances of the provisions headings:

Headings	Opening balance	Increase	Reductions (Note 45)	Closing balance
Provision for financial investments (Notes 27 and 44)	57 005 311	3 900 000	(13 560 782)	47 344 529
Provision doubtful debts (Note 56)	15 424 334	1 877 611	(1 509 021)	15 792 924
Provisions for liabilities and charges:				
Legal disputes in progress	8 497 000	-	(3 443 439)	5 053 561
Provision for financial investments (Notes 27 and 44)	656 252	357 779	-	1 014 031
Other risks and expenses	124 699	1 857 179	-	1 981 878
	9 277 951	2 214 958	(3 443 439)	8 049 470

The provision for financial investments includes: (i) a provision of 3 900 000 Euros designed to protect against any losses in the financial participation in ONI, which was set up in the fiscal year ending 31 December 2004; and, (ii) a provision corresponding to the adjustment in the acquisition value of the financial participation in EDP – Electricidade de Portugal, S. A., to adjust it to market value or recovery value (Notes 27, 44 and 50). The reduction in the fiscal year ending 31 December 2004 resulted from the increase in the market price of the shares in that company, compared to the referential of 31 December 2003.

The provision for legal cases in progress is designed to protect against liabilities, estimated by the Board of Directors on the basis of information provided by lawyers, arising from court cases brought against the consolidated companies due to road accidents, damages caused by the construction of motorways and labour cases. The total amount of compensation claimed, as of 31 December 2004, was approximately 21 901 000 Euros, and the provision corresponds to the best estimate of the liabilities arising from negotiations or judicial decisions in progress.

The provision for other risks and expenses related to financial investments arises from participation in companies with negative equity.

The provisions for contingent liabilities and commitments include a provision of 1 197 906 for premiums to pay to employees.

50. FINANCIAL INVESTMENTS

As of 31 December 2004, financial investments were as follows:

Entidade	Capital próprio	Percentagem de participação	Valor de compra	Valor do balanço
Partes de capital em empresas associadas:				
CCR	297 179 402	17,90%	157 521 310	58 175 171
COR	629 954	20,00%	838 819	126 544
ABCS	283 690	25,00%	7	70 923
Controlauto Açores	579 873	40,00%	59 856	231 949
				58 604 587
Partes de capital em outras empresas:				
Abertis		4,00%		218 500 000
EDP - Electricidade de Portugal, S.A.		2,00%		206 686 777
ONI, SGPS, S.A.		17,00%		60 758 093
Ambelis		0,50%		9 976
Outras		-		11 008
				485 965 854
Empréstimos de financiamento:				
ONI				14 285 000
Fast Acess				1 183 000
				15 468 000

51. CAPITAL STRUCTURE

At 31 December 2004 the company's capital was fully subscribed and paid up, corresponding to 600 000 000 shares of one Euro each.

52. ENTITIES HOLDING MORE THAN 20% OF THE SHARE CAPITAL

At 31 December 2004, José de Mello Investments, SGPS, S. A. held directly and indirectly through its subsidiary companies a stake of 25.03% in the company's capital.

53. CHANGES IN EQUITY HEADINGS

During the year ending 31 December 2004, changes observed in the balances of the equity headings were as follows:

Headings	Opening balance	Increase	Application of results	Reductions	Closing balance
Capital (Note 51)	600 000 000	-	-	-	600 000 000
Own shares:					
Nominal value	(4 155 600)	-	-	488 600	(3 667 000)
Discounts and premiums	(15 316 594)	-	-	2 232 074	(13 084 520)
Adjustments for shares into					
subsidiaries and associated undertakings (I	352 431	67 421	-	-	419 852
Consolidation differences	187 500	-	-	-	187 500
Legal reserve	41 134 135	-	7 583 733	-	48 717 868
Other reserves	176 537 995	-	7 046 700	(923 064)	182 661 631
Exchange conversion reserve	(1 511 932)	(5 567 687)	-	-	(7 079 619)
Retained earnings	393 644 547	-	-	-	393 644 547
Net profit/loss for the year	151 674 644	183 632 811	(151 674 644)	-	183 632 811
	1 342 547 126	178 132 545	(137 044 211)	1 797 610	1 385 433 070

Own shares

Commercial legislation on "own shares (treasury stock) requires there to be a free reserve of the same value as the price of purchase of the own shares acquired, and this reserve shall be unavailable until these shares are sold, a reserve of 16 751 520 Euros having been created for this purpose. On the other hand, applicable accounting rules say that earnings or losses in the sale of own shares should be recorded in reserves.

Legal reserve

Commercial legislation establishes that at least 5% of the net annual profit must be used to increase the legal reserve until it represents at least 20% of the capital. This reserve cannot be distributed except in the event of liquidation of the company, but can be used to absorb losses after other reserves have been exhausted, or can be incorporated into the capital.

Other reserves

This heading includes 33 055 675 Euros, corresponding to the premium received in the year ending 31 December 2002 for the sale of share sale options to Deutsche Bank AG London, as a result of a agreement signed on 26 November 2002. In this agreement, the Company sold to the other entity sale options over 32 614 830 ordinary shares of Brisa com a maturity of five years, at a price of 5.61706 Euros per share. At the end of this period of time, Deutsche Bank has the option to sell to Brisa, and Brisa the obligation to buy, up to a maximum of 32 614 830 shares at the aforementioned price. If the options are exercised, Brisa will nevertheless have the possibility of choosing the form of payment (acquisition of shares or delivery of an amount corresponding to the differential between their market value and the price indicated above). As of 31 December 2004, the market value of Brisa shares was 6.75 Euros per share.

The accounting of the operation described above is not covered by generally accepted accounting principles in Portugal which are set out in the Official Plan of Accounts and in the accounting guidelines issued by the Portuguese Accounting Standards Board. For this reason, and in accordance with the provisions of Accounting Directive No. 18, the accounting adopted was done in accordance with that established in International Accounting Standards ("IAS"), issued by the International Accounting Standards Committee, and more specifically in IAS 39.

Exchange conversion reserve

The exchange conversion reserve is the result of the conversion to Euros of the financial statements of the BPE (originally expressed in Brazilian reals), as well as the variations in the fair value of the hedging instruments to protect the investment in that subsidiary (Notes 23 g) and 65).

Allocation of the profit

The net profit for the year ending 31 December 2003 was allocated, in accordance with the decision of the General Meeting on 25 March 2004 as follows:

Dividends	137 044 211
Legal reserve	7 583 733
Free reserves	7 046 700
	151 674 644

54. COST OF GOODS SOLD AND RAW MATERIAL CONSUMED

The cost of goods sold and raw material consumed in the fiscal year ending 31 December 2004, was

	Goods	Raw materials and consumables
Initial stocks	2 726 415	1 357 195
Purchases	1 667 414	1 983 956
Stock adjustments	(487 618)	(253 611)
Final stocks	(2 543 752)	(1 693 140)
	1 362 459	1 394 400

determined as follows:

55. CHANGE IN PRODUCTION

The demonstration of the changes in production in the fiscal year ending 31 December 2004, is as follows:

	Finished and half-finished products
Initial stocks	68 776
Stock adjustments	6 073
Final stocks	(535 640)
	(460 791)

56. DOUBTFUL DEBTS

On 31 December 2004, there were customer and other debts classified as doubtful totalling 15 792 924 Euros, which is provided for in its entirety (Note 46).

57. EMPLOYEE DEBT

As of 31 December 2004, the company held the following credit and liabilities with its employees:

Liabilities (Note 59)	1 873 267
Credit (Note 62)	433 320

58. TAXES AND CONTRIBUTIONS PAYABLE

As of 31 December 2004, the credit and liabilities with these entities were as follows:

Liabilities:	
Corporation Tax:	
Minimum corporation tax	20 485 083
Tax recoverable	80 254
Tax deduction at source	10 947 039
Estimated taxes (a)	(2 077 949)
Others	79 238
	29 513 665
Value Added Tax	1 807 743
Social Security Contributions	10 701
	31 332 109
Credit:	
Income Tax	818 412
Value Added Tax	5 732 741
Stamp tax	3 770
Social Security Contributions	1 327 041
Toll evasion fines (b)	253 354
	8 135 318

(a) As referred to in Note 64, Brisa withheld income tax, related to activities connection with the concession, to an amount of 59 005 707 Euros. Thus, tax to be paid for the fiscal year ending 31 December 2004, is the result of the separate taxation of certain expenditure, in accordance with applicable legal provisions and of activities not related to the concession.

(b) According to Decree-Law No. 130/93, of 22 April, 60% of the fines applied for each toll evasion are delivered to the State, the remaining 40% being recorded as income.

59. OTHER DEBTORS

As of 31 December 2004, this heading was as follows:

Debtors – financial subsidies (a)	84 063 658
Debtors – toll subsidies (b)	10 358 972
Lace – Litoral Atlântico, Construtora, ACE	5 310 990
Employees (Note 57)	1 873 267
Others	6 018 456
	107 625 343

(a) This amount corresponds to financial subsidies to be received from the State depending on investments carried out (Introductory Note). The amounts considered by the Company as subsidisable by the State, related to investments made after 31 December 2003, have not yet been confirmed by the Inspectorate General of Finance, the entity with the authority to issue this confirmation. However, the Board of Directors believes that this confirmation will not lead to any corrections of substantial material impact on the financial statements as of 31 December 2004. In 2005, the State has already settled 30 140 158 Euros of this debt.

(b) This amount corresponds to the amount to be received from the State related to tolls due depending on amounts of traffic recorded on the link between the Braga Sul Junction and the Circular Sul de Braga, under the terms of No. 10-A of Base XI of the concession agreement, as provided for in Decree-Law No. 287/99, of 28 July and to the amount to be received from the State related to the discount on heavy vehicle toll rates in accordance with the provisions of Decree-Law No. 130/00, of 13 January.

60. ACCRUALS AND DEFERRALS

As of 31 December 2004, the balances of these headings were as follows:

Accrued income	
Interest receivable	34 425
Others	489 363
	523 788
Deferred costs:	
Guaranteed income differentials (a)	59 789 846
Interest expenses on the loans of Clause 2 of the Financial Balance Agreement (b)	16 079 038
Bank charges on debenture loan 2003 (Note 61 (e))	3 359 538
Projects for new concessions	950 306
Long-term maintenance	801 682
Others	4 446 270
	85 326 680
Accrued costs:	
Interest payable:	
Bank loans	7 979 000
Debenture loans (Note 61 (e))	24 085 408
Remuneration payable (c)	15 254 275
Derivative cover (d)	3 511 148
Others	1 367 485
	52 197 316
Deferred income:	
Financial subsidies (e)	723 319 057
Toll abolition compensation (f)	51 568 797
Expected service area rents (g)	28 720 197
Others	3 440 072
	807 048 123

(a) This balance is the result of the original amount of 94 060 784 Euros (Introductory Note) received from the State as an interest-free advance, resulting from the differential between the amounts of revenue it guarantees, in accordance with the concession agreement that was effective up to 30 September 1985, and the revenue actually collected from users in the sections in operation, in the period from 1977 to 30 September 1985, after deduction of 34 270 938 Euros transferred to costs (Note 23 h) (i), the figure of 2 135 352 Euros, for the fiscal year ending 31 December 2004, being recorded under the heading "Other operating charges".

(b) This credit includes the value of interest expenses on the loans in Clause 2 of the Financial Balance Agreement and their refinancing between 1986 and August 1991 of 25 295 383 Euros (Introductory Note), after deduction of 9 216 345 Euros transferred to costs (Note 23 h) (ii), 574 252 Euros (Note 44) being related to the fiscal year ending 31 December 2004.

(c) This heading includes the value of holiday specialisation, holiday bonuses and performance bonuses to be paid to employees.

(d) This balance corresponds to the market value of the financial instruments to cover the financial investment in BPE, which was recorded as exchange conversion reserve (Notes 23 (l), 53 and 65).

(e) In the fiscal year ending 31 December 2004, 25 326 065 Euros (Note 45) were recognised as income from financial subsidies for investment in fixed assets (Note 23 i) (i).

(f) This heading includes 73 669 709 Euros of compensation obtained from the State for the non-collection of tolls on some subsections in the metropolitan areas of Porto (Note 23 i) (ii), after the deduction of

22 100 912 Euros transferred to income, 2 455 657 Euros, related to the fiscal year ending 31 December 2004, being recorded under the heading "Other operational income".

(g) This heading includes the amounts delivered by sub-concession holders of service areas as advances on future rents, 2 468 987 Euros being recognised as income in the fiscal year ending 31 December 2004 (Note 36).

61. LOANS

As of 31 December 2004, the details of the financial debt were as follows:

Short term:	
Loans from the European Investment Bank - EIB (a)	76 116 625
Commercial paper (b)	100 000 000
Short term credit lines (c)	11 837 826
Other bank loans (d)	1 770 173
	189 724 624
Medium and long term:	
EIB Loans (a)	874 108 328
Debenture loans (e)	1 174 850 000
Other bank loans (d)	15 726 378
	2 064 684 706
	2 254 409 330

(a) Detail of the EIB Loans:

Description	Date of loan	Value on debt	Rate of interest	Repayment conditions
BRISA III - B - EUR	1990	3 206 558	4.63% (*)	Fourteen annual payments starting in July 1995
BRISA IV - A - EUR	1990	3 948 816	4.08% (*)	Twelve annual payments starting in October 1995
BRISA IV - A - CHF	1990	2 502 883	0	Sixteen annual payments starting in October 1995
BRISA IV - A - EUR	1990	4 378 590	0	Sixteen annual payments starting in October 1995
BRISA IV - B - CHF	1991	6 454 219	0	Sixteen annual payments starting in March 1996
BRISA IV - B - EURO	1991	16 678 205	0	Sixteen annual payments starting in March 1996
BRISA VI - A - EUR	1992	13 467 543	3.09% (*)	Ten annual payments starting in June 1998
BRISA VI - A - CHF;EURO	1992	12 357 115	0	Ten annual payments starting in June 1998
BRISA VII - EUR	1993	24 939 895	4.43% (*)	Fourteen annual payments starting in September 1998
BRISA VII - EUR	1994	43 644 815	3.32% (*)	Fourteen annual payments starting in September 1998
BRISA VIII - EUR	1994	49 879 790	VAR (**)	Ten annual payments starting in June 2000
BRISA VIII - EUR	1994	16 210 932	3.22% (*)	Ten annual payments starting in June 2000
BRISA IX - A - EUR	1995	56 509 754	VAR (**)	Twelve annual payments starting in December 2002
BRISA IX - B - EUR	1996	29 208 975	VAR (**)	Twelve annual payments starting in December 2003
BRISA IX - B - EUR	1996	12 469 948	4.13% (*)	Twelve annual payments starting in December 2003
BRISA IX - C - EUR	1997	45 723 141	VAR (**)	Twelve annual payments starting in September 2004
BRISA IX - C - EUR	1997	11 430 785	3.70% (*)	Twelve annual payments starting in September 2004
BRISA X - A - EUR	1996	62 506 401	VAR (**)	Twelve annual payments starting in December 2003
BRISA X - B - EUR	1997	82 301 653	3.98% (*)	Twelve annual payments starting in December 2004
BRISA X - A - EUR	1998	54 867 769	VAR (**)	Twelve annual payments starting in June 2005
BRISA XI - B - EUR	1998	54 867 769	3.91 (*)	Twelve annual payments starting in September 2005
BRISA XII - A - EUR	2001	45 000 000	4.83% (*)	Twelve annual payments starting in December 2007
BRISA XII - B - EUR	2001	15 000 000	4.63% (*)	Twelve annual payments starting in December 2007
BRISA XIII - A - EUR	2003	255 000 000	VAR (**)	Twelve annual payments starting in June 2008
BRISAL Litoral Centro - EUR	2004	27 669 397	0	Forty-two six-monthly payments starting June 2011
		950 224 953		

(*) : revisable fixed rate: at the start of each interest period, a fixed rage is agreed to be effective for a preiod of three to six years.

(**) : variable rate: Each quarter the EIB defines the rate for the following quarter.

The loan entitled Brisa XIII was taken out under a long term (16 year) financing agreement for 350 million euros. This agreement is the first tranche of financing that totals in its entirety 450 million euros, the agreement for the second tranche, of 100 million euros, due to be signed in the first half of 2005. The amount of the financing is available for mobilisation until August 2005, and Brisa may make various payment requests during this period. As of 31 December 2004, the Company was using 255 million euros, the remainder being still available for withdrawal.

In 2004, Brisa, under the *Project Finance* scheme for the Litoral Centro Concession, took out a loan with the EIB for 263 873 680 Euros, redeemable in 42 six-monthly payments starting in 2011 and paying six-monthly interest at the fixed annual rate of 5.05%. As of 31 December 2004, 27 669 397 Euros of this loan had been used.

The guarantees provided by third parties related to the loans obtained were the following:

State guarantees in favour of EIB	431 801 397
Bank guarantees in favour of EIB	166 394 827

(b) As of 31 December 2004, Brisa maintained contracts for four programmes to issue commercial paper totally a maximum nominal amount of 370 000 000 Euros. On that date 100 000 000 Euros had been raised under a commercial paper programme with guaranteed subscription of 150 000 000 Euros.

(c) As of 31 December 2004, Brisa had contracted various short term lines of credit up to 635 163 035 Euros, of which 11 837 826 Euros was used.

(d) In June 2000, Controlauto negotiated a bank loan with an initial amount of 6 234 974 Euros and total maturity of seven years. This loan is redeemable in 10 six-monthly instalments and pays six-monthly interest at a variable rate corresponding to Euribor at six months plus a *spread.* In addition, on September 2004 this company negotiated a bank loan of an initial amount of 3 000 000 Euros, with total maturity of five years. This loan is redeemable in 54 monthly instalments starting in April 2005 and pays monthly interest at a variable rate corresponding to Euribor at one month plus *spread.*

Under the *project finance* scheme for the Litoral Centro Concession, Brisa negotiated with an international banking syndicate a credit facility up to a maximum of 262 726 055 Euros with total maturity of 25 years. This loan is redeemable in 42 six-monthly instalments and pays quarterly interest at a variable rate corresponding to three month Euribor plus *spread.* As of 31 December 2004, 11 250 000 Euros of this loan had been used.

(e) Non-convertible debentures:

2003 Issue	500 000 000
2001 Issue	600 000 000
1998 Issue	74 850 000

The bond issue of 500 000 000 Euros was launched on 26 September 2003, on the Luxembourg Stock Exchange. The maturity of the issue is ten years with annual payment of interest at a rate of 4.797%. The capital shall be repaid in a single instalment on maturity on 26 September 2013. This debenture loan is the first issue under Brisa's *Euro Medium Term Notes Programme* (EMTN), amounting to a maximum of 2 thousand million euros dated 21 March 2003. This is a programme that offers the company great flexibility in its access to the international debt market.

The bond issue of 600 000 000 Euros was launched on 20 December 2001, on the Luxembourg Stock Exchange. The maturity of the issue is five years with annual payment of interest at a rate of 4.875%. The capital shall be repaid in a single instalment on maturity on 20 December 2006.

The main characteristics of the 1998 bond issue are the following:

Loan: Brisa 98 *Inflation*
Interest rate: Lit / Lio * 2.6%
Interest payment: 29 May each year
Repayment conditions: Three identical instalments of a nominal value on 29 May 2006, 2007 and 2008.

Lit – Price index for the penultimate month before the month of the date of payment of the coupon.
Lio – Price index for the penultimate month before the date of the subscription.

This issue, launched in May 1998, processed by book entry and listed at Euronext Lisbon.

Every bond has a nominal and individual value of 4.99 Euros, with maturity at ten years and pays interest at the annual fixed rate of 2.6%, the corresponding servicing of the debt (capital and interest) being updated by the variations in the index price (*) between (i) the penultimate month before the month of the date of maturity of each interest and capital instalment (Lit) and, (ii) the price found in March 1998 (Lio). The interest is paid annually and at the end of the month, and the capital is redeemable in three identical parts of a nominal value on the dates of maturity of the last three coupons.

(*) Consumer Price Index Portugal National Total including housing, issued by the National Institute of Statistics (NIE).

The BRISA 98 bonds paid interest, until fiscal year ending 31 December 2004, at an average rate of 3.184%. With the incorporation of the cost incurred with the accumulated repayment premium, the total average cost is 6.60%. The amount to be redeemed (nominal value plus repayment premium) as of 31 December 2004, is 91 665 380 Euros, of which 16 815 380 Euros are recorded under the heading "Interest payable" (Note 60).

As of 31 December 2004, these loans were expressed in the following currencies:

	Values in foreign currencies	Values in Euros
Euros	-	2 240 179 940
Swiss francs (CHF)	22 065 770	14 229 390
		2 254 409 330

As of 31 December 2004, of the foreign currency loans, the following amount was not covered by exchange and interest *swap* operations:

	Values in foreign currencies	Values in Euros
Swiss francs (CHF)	13 819 908	8 957 099

To cover the interest rate risk associated with the loan up to a total of 262 726 055 Euros, referred to above in subparagraph (d), Brisal negotiated an interest *swap* for which it receives quarterly interest at the contracted variable rate and pays quarterly interest at a fixed annual rate of 3.83%. This agreement shall be effective up to 31 May 2010.

The income or expenses with *swap* operations are recorded in the profit and loss account in the fiscal year when they occur.

As of 31 December 2004, the financial debt classified as medium and long term had the following defined repayment plan:

Up to 2 years	703 588 467
Up to 3 years	106 569 314
Up to 4 years	118 644 454
Up to 5 years	93 118 242
More than five years (Note 33)	1 042 764 229
	2 064 684 706

62. OTHER CREDITORS

As of 31 December 2004, this heading was as follows:

Coper	3 111 522
Expropriations (Note 27) (a)	2 575 889
Employees (Note 57)	433 320
Others	3 920 618
	10 041 349

(a) This amount refers to disputed expropriations which, on 31 December 2004, were at an appeal stage and corresponds to the difference between the amounts deposited at the courts (amount defined by arbitration) and the judgements they rendered. This difference was recorded in assets in revertible tangible fixed assets in operation (Note 27).

There are also other legal disputes regarding expropriations, on which judgements have not yet been rendered, the value of the initial deposits at the courts as of 31 December 2004 rising to 15 041 775 Euros and recorded under the heading "Revertible tangible fixed assets", part of the heading "Acquisition of land".

The Board of Directors believes that after the final conclusion of these legal disputes, there will be no more liabilities of substantial material impact to be recorded in the financial statements as of 31 December 2004.

63. OWN WORK CAPITALISED

As of 31 December 2004, this heading was as follows:

Supervision of projects in progress	13 455 545
Interest expenses (Notes 23 c) (ii), 27, 28 and 44)	12 598 841
Structural expenses (Note 23 c) (ii) and 27)	2 578 716
Production of toll equipment	477 025
Others	2 363 464
	31 473 591

64. TAXES

Following the publication of Decree-Law No. 287/99 and Decree-Law No. 294/97, of 28 July and 24 October, respectively, there was an alteration in the benefits that the Company enjoyed regarding Corporation Tax (IRC). Brisa's activities, within the scope of the concession agreement, are no longer exempt from Corporation Tax, and the Company may now make deductions, up to an amount equivalent to that taxable base, of an amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, carried out between 1995 and 2000 inclusive. This deduction can be made from the final accounts for the years from 1997 to 2005.

Under the terms of Decree-Law No. 287/99, of 28 July, the investments are used as a base to calculate the deduction were extended to those made in 2001 and 2002, although in this case only investments subject to the alteration in the traffic opening programme in Base VII annexed to Decree-Law No. 287/99 of 28 July will be considered. The deduction corresponding to these investments may be made for Corporation Tax up until 2007.

In addition, the Company is exempt from Stamp Tax and "Derrama" until 31 December 2005, with regard to the business developed in the framework of the concession agreement, under the terms of Decree-Law No. 271/99 of 16 July.

The values resulting from the application of the method established, can be summarise as follows:

• Amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, made by Brisa:	
- Between 31 December 1995 and 2002	777 703 663
• Pre-corporation tax deductions for:	
- Fiscal years 1997 to 2003	(415 794 155)
- In the fiscal year ending 31 December 2004	(59 005 707)
	(302 903 801)
• Adjustments made in 2004 regarding the value of investments not subsidisable by the State	(738 680)
• Balance as of 31 December 2004, deductible in future tax periods.	302 165 121

The adjustments made in the fiscal year ending 31 December 2004 are the result of the correction made to the value of the investments subsidisable by the State made in previous fiscal years, following the inspection made by the Directorate General of the Treasury (Introductory Note).

For the part of its business that does not fit into the concession agreement, the Company is subject to Corporation Tax at the normal rate of 25%, which can be increased by "Derrama" up to a maximum rate of 10%, resulting in an aggregate maximum tax rate of 27.5%.

According to legislation in force, tax declarations are subject to review and correction by the tax authorities during a period of four years (ten years for Social Security until 2000 inclusive, and five years after 2001), except when there have been fax losses, tax benefits have been granted, or inspections, complaints or disputes are in progress, in which case, depending on circumstances, the time-limits are extended or suspended. Thus, the Company's tax declarations for the years 2001 to 2004 could still be subject to review. The Board of Directors believes that any corrections which may result from reviews/inspections of those tax declarations would not have a significant impact on the financial statements as of 31 December 2004.

Tax losses can be carried forward for six years after they occur and deducted to taxable income generated during that period.

All situations that might significantly affect future taxes are highlighted by the application of deferred tax rules. Changes in the fiscal year as a result of these regulations, regarding their type and impact on financial statements as of 31 December 2004, are as follows:

a) Changes in deferred tax assets:

Deferred tax assets	Opening balance	Constitution	Reversion	Closing balance
Tax benefit	361 909 508	-	(82 144 387)	279 765 121
Tax losses to be carried forward	21 225 376	3 280 184	(9 090 311)	15 415 249
Non-deductible provisions	4 241 043	1 681 459	-	5 922 502
	387 375 927	4 961 643	(91 234 698)	301 102 872

As of 31 December 2004, the final balance of deferred tax assets corresponded to the best estimate in view of the length of time their were used.

b) Reconciliation of the tax rate:

	Concession activity	General regime	Total
Result before tax	231 812 650	44 438 377	276 251 027
Nominal tax rate	25%	27,5%	25%
Expected tax	57 953 163	12 220 554	70 173 717
Permanent differences (i)	309 591	(12 342 020)	(12 032 429)
Temporary differences (ii)	742 953	1 543 671	2 286 624
	59 005 707	1 422 205	60 427 912
Adjustments to taxable income:			
Taxation autonomous	-	203 480	203 480
Tax benefits	(59 005 707)	-	(59 005 707)
Tax loss to be carried forward	-	452 264	452 264
Income taxation	-	2 077 949	2 077 949
Effective tax rate	0%	5%	1%
Current tax in Portugal (Note 58)	-	2 077 949	2 077 949
Current tax in other jurisdictions	-	3 284 967	3 284 967
Deferred tax	81 742 119	4 530 936	86 273 055
	81 742 119	9 893 852	91 635 971

(i) As of 31 December 2004, these differences essentially refer to the effect of the application of the equity method.

(ii) As of 31 December 2004, these differences referred to non-deductible provisions.

65. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Arising from its risk management activities, the Company has negotiated a series of derivative financial instruments designed to minimise the risks of exposure to variations in interest rates and exchange rates.

The execution of the aforementioned instruments is subject to approval by the Executive Board, and the Department of Management and Risk under Financial Management is responsible for their monitoring.

Interest rate risk

As of 31 December 2004, the Company contracts with financial institutions for the following financial instruments, with the objective of controlling the level of future interest expenses:

Exchange rate risk

Amount (in euros)	Type of Operation	Maturity	Objective	Fair Value
27 328 490	*Swap* Var. Rate / Fix. Rate	30-Jun-10	Interest risk cover	(3 769 881)

In addition, as of 31 December 2004 the Company had contracts for the following instruments designed to cover exchange rate risk:

Amount (in euros)	Type of Operation	Maturity	Objective
20 000 000	*Forward* BRL/Euro	15-Ago-05	Exchange risk cover for BPE capital expressed in BRL
10 000 000	*Forward* BRL/Euro	15-Ago-05	Exchange risk cover for BPE capital expressed in BRL
15 000 000	*Forward* BRL/Euro	01-Set-05	Exchange risk cover for BPE capital expressed in BRL
15 000 000	*Forward* BRL/Euro	01-Set-05	Exchange risk cover for BPE capital expressed in BRL
6 000 000	*Forward* BRL/Euro	01-Set-05	Exchange risk cover for BPE capital expressed in BRL
7 000 000	*Forward* BRL/Euro	19-Abr-06	Exchange risk cover for BPE capital expressed in BRL
5 000 000	*Forward* BRL/Euro	01-Set-06	Exchange risk cover for BPE capital expressed in BRL
5 000 000	*Forward* BRL/Euro	01-Set-06	Exchange risk cover for BPE capital expressed in BRL
11 000 000	*Swap* BRL/Euro	18-Abr-07	Exchange risk cover for BPE capital expressed in BRL
5 272 290	*Swap* CHF/Euro	15-Jun-07	Exchange risk cover of a CHF loan
99 272 290			

As of 31 December 2004, the various financial instruments contracted presented the following accounting values and *fair value*:

Risk cover Instruments	Value Accounting	Fair Value
Interest rate	(38 900)	(3 769 881)
Exchange rate	(3 394 938)	(3 456 858)

66. PROFIT AND LOSS ACCOUNT BY FUNCTION

The profit and loss account by function was drawn up taking into consideration the provisions of Accounting Directive No. 20 and the following aspects should be noted:

(a) The value of the heading "Sales and provision of services" in the Profit and Loss Account by Function ("DRF") coincides com that of the headings "Sales (goods)" and "Services rendered" on the Profit and Loss Account by Type ("DRN").

(b) Certain types of cost, in particular, electricity, water, rents and leases, insurance, maintenance and repair, cleaning, hygiene and comfort, surveillance and safety, fuel, employees and depreciation, were grouped and distributed between different areas of activity, in accordance with criteria defined by the Company.

(c) The value of the heading "Administrative charges", besides costs recorded under the headings "External supplies and services" and "Employees" in the DRN includes to be deducted from those costs
2 578 716 Euros (Notes 23 and 63) related to structural expenses recorded under the heading "Own work capitalised" in the DRN.

(d) The heading "Net cost of funding" in the DRF is distinguished from the financial profit/loss presented in the DRN, since the interest expenses capitalized amounting to 12 598 841 Euros (Notes 23 and 63), recorded under the heading "Own work capitalised" in the DRN, are included in this heading in the DRF to be deducted from the value of interest expenses supported in the fiscal year.

67. CASH-FLOW STATEMENT

In the fiscal year ending 31 December 2004, the cash-flow and equivalent were as follows:

Cash	300 417
Bank deposits repayable on demand	43 965 816
Overdrafts	(2 473 826)
Cash-flow and equivalents	41 792 407

The receipts regarding financial investments are related to the following movements:

Disposal of Brisal equity	5 000
Disposal of stake in Adamastor	1 927 000
Disposal of the stake in Schemaventotto	23 770 574
Reimbursement of promissory notes	127 747 509
	153 450 083

The payments regarding financial investments are related to the following movements:

Supplementary capital for ONI	7 735 000
Supplies for Adamastor	620 000
Acquisition of CTV	1 909 000
Participation in EDP's capital increase	24 288 929
	40 617 754

São Domingos de Rana, 17 February 2005

The Official Auditor No 1351

Abel Silva

THE BOARD OF DIRECTORS

Vasco Maria Guimarães José de Mello

João Pedro Stilwell Rocha e Melo

Daniel Pacheco Amaral

João Pedro Ribeiro de Azevedo Coutinho

João Afonso Ramalho Sopas Pereira Bento

António José Fernandes de Sousa

António do Pranto Nogueira Leite

Isidre Fainé Casás

Luís Manuel de Carvalho Telles de Abreu

António Ressano Garcia Lamas

João Vieira de Almeida

REPORT AND OPINION OF THE STATUTORY AUDIT COMMITTEE ON THE CONSOLIDATED ACCOUNTS

1. Within the context of its powers and duties, the Audit Committee issues this Report and Opinion on the Management Report and other consolidated accounts documents of BRISA - Auto-Estradas de Portugal, S. A., submitted by the Board of Directors, in relation to the financial year of 2004.

2. The Audit Committee accompanied during the year the business activities and management of the company, namely by way of contact with the Board of Directors, in particular through the Administrator responsible for financial matters, through participation in meetings of this board, as well as the reading of the minutes of its meetings. It also had at its disposal all the documents that it was sent, in a systematic and organised fashion, and it obtained from the Board of Directors and other Services all clarifications, from both the umbrella company and the subsidiaries.

3. The Audit Committee analysed throughout the year compliance with the Concession Agreement, particularly with regard to the Bases of a financial nature, having issued the opinions provided for in Base XI on the movements recorded in the running current with the State, regarding the financial participation of the State in the cost of the construction of motorways.

4. As a consequence of the audit work carried out, the Audit Committee considers that the Report of the Board of Directors and the consolidated Accounts (Balance Sheet as of 31 December 2004, Profit and Loss Account by nature and functions, Statement of cash flows of the financial year ending on that date and the Annex to the consolidated financial statements), are suitable for an understanding of the net worth of the BRISA group at the end of the financial year and for the ways the results have been formed and the business developed.

5. The Audit Committee assessed the Consolidated Statutory Auditor's Report, issued under the terms of applicable legislation by the member of this Committee acting as Statutory Auditor, which was deemed worthy of its agreement. It was also informed of the annual Report of the Statutory Auditor regarding its auditing activities.

6. The Audit Committee would like to draw attention to the committed support it received from the Board of Directors and Services.

OPINION

In view of the above, the Audit Committee is of the opinion that the General Meeting can approve the Report of the Board of Directors and the consolidated Accounts for the financial year of 2004.

São Domingos de Rana, 22 February 2005

The Audit Committee

Dr. Jorge Alberto Weber Ramos (Chairman)

Dr. Fernando Luís Brazão Gonçalves (Member)

Alves da Cunha, A. Dias & Associados,

Sociedade de Revisores Oficiais de Contas,

represented by José Duarte Assunção Dias (Official Charted Accountant)

STATUTORY AUDITOR'S REPORT

Introduction

1. We have examined the attached consolidated financial statements of BRISA - Auto-Estradas de Portugal, S. A., comprising the consolidated Balance Sheet as of 31 December 2004 (which presents a total of 4,664,303,302 euros and total shareholder's funds of 1,385,433,070 euros, including a profit for the financial year of 183,632,811 euros), the consolidated Profit and loss accounts by type and by function, the consolidated Cash flow statement for the financial year then ending and the Annex to the consolidated financial statements.

Responsibilities

2. The Board of Directors is responsible for the preparation of consolidated financial statements that present accurately and appropriately the financial position of all the Companies included in the consolidation, and the consolidated result of their operations and the consolidated cash flows, as well as the adoption of appropriate accounting policies and criteria and the maintenance of a appropriate system of internal control.

3. Our responsibility is to express a professional and independent opinion on these financial statements, based on our examination.

Scope

4. Our examination was performed in accordance with the Technical Standards and Guidelines for Review/Auditing of the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require that it be planned and performed with the objective of obtaining reasonable assurance as to whether the financial statements are free of material misstatement. Therefore this examination included:

- obtaining of evidence that the financial statements of the companies included in the consolidated accounts were properly audited, and for those companies which were not audited, the verification, on a random basis, of the supporting evidence of the amounts in the financial statements, and the assessment of the accounting estimates, based on judgements and criteria defined by the respective Board of Directors, utilised in the preparation of the financial statements;

- verification of the consolidation operations and of the application of the equity method;

- assessment of the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances;

- assessment of the applicability of the going-concern concept; and

- assessment of the adequacy of the overall presentation of the consolidated financial statements.

5. We believe that our examination provides a reasonable basis for expressing our opinion.

Opinion

6. In our opinion, the consolidated financial statements referred to above are a true and fair presentation, in all material respects, of the consolidated financial position of BRISA - Auto-Estradas de Portugal S. A. as of 31 December 2004, the consolidated result of its operations and the cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

Lisbon, 22 February 2005

ALVES DA CUNHA, A. DIAS & ASSOCIADOS
Sociedade de Revisores Oficiais de Contas
represented by José Duarte Assunção Dias

EXTERNAL AUDITOR'S REPORT
CONSOLIDATED ACCOUNTS

Introduction

1. For the purpose of Article 245 of the Securities Market Code, we hereby present our Auditor's Report on the consolidated financial information contained in the consolidated management report and the attached financial statements for the financial year ending 31 December 2004 of BRISA - Auto-Estradas de Portugal, S.A. ("Company"), comprising the Balance Sheet as of 31 December 2004, which presents a total of 4,664,303,302 Euros and shareholder's capital of 1,385,433,070 Euros, including a profit for the financial year of 183,632,811 Euros, the consolidated profit and loss accounts by type and by function and the consolidated statement of cash flows for the financial year ending on that date and its annex.

Responsibilities

2. The Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present accurately and appropriately the financial position of the group of company including in the consolidation, the consolidated result of their operations and their consolidated cash flows; (ii) the historical financial information being prepared in compliance with generally accepted accounting principles and being complete, true, updated, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of appropriate accounting policies and criteria and the use of an appropriate systems of internal control; (iv) informing of any substantial fact that may have influenced the activity of the group of companies included in the consolidation, their financial position or their results.

3. Our responsibility consists of examining the financial information contained in the accounting documents referred to above, including checking whether, for more materially important aspects, they are complete, true, updated, clear, objective and licit, as required by the Securities Market Code, and we are to issue a professional and independent report based on our examination.

Scope

4. Our examination was performed in accordance with the Technical Standards and Guidelines of the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require that it be planned and performed with the objective of obtaining reasonable assurance as to whether the financial statements are free of material misstatement. This examination included the verification, on a random basis, of the support for the quantities and information presented in the financial statements and evaluation of the estimates, based on judgements and criteria defined by the Board of Directors, used in its preparation. This examination also included an assessment of the consolidation operations, and whether the financial statements of the companies included in the consolidation were appropriately examined, an assessment of the adequacy of the accounting policies adopted, their uniform application and presentation, taking into account the circumstances, the verification of the applicability of the going-concern concept of the operations, assessment of the adequacy, in general terms, of the presentation of the consolidated financial statements, and assessment, for all material aspects, whether the financial information is complete, true, updated, clear, objective and licit. Our examination also covered verification of the consistency of the financial information present in the management report with the other accounting documents. We believe that our examination provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated financial statements referred to in paragraph 1 above, are a true and fair presentation, in all material respects, of the financial position of the Brisa - Auto-Estradas de Portugal, S. A. as of 31 December 2004, the consolidated result of its operations and its consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained there in is, under the terms of the definitions included in the directives referred to in paragraph 4 above, complete, true, updated, clear, objective and licit.

Lisbon, 23 February 2005

DELOITTE & ASSOCIADOS, SROC S.A.
represented by Carlos Pereira Freire

Model of government

Risk control bodies

The Company has various bodies that offer support to the administration for the detection and prevention of important risks, not only in the construction and operation of the motorways, but also in the environmental, legal and financial fields.

These bodies help prevent and control the risks inherent to the construction business, in particular, in the supervision of the application of standards established for the construction of motorways, with particular attention to health and safety. A specific policy has been developed for this area, reflected in the ratification and application of a *Manual for the Implementation of the Health and Safety in Construction Work*, through a structure created for this purpose. This supervises and ensures central and local coordination of health and safety plans and high risk activities.

From the point of view of operations, Brisa offers the necessary and sufficient means to maintain all safety equipment on the motorways in perfect conditions of use. An *Operation and Maintenance Manual* was drawn up and in the chapter "Safety of Customers and Facilities", it establishes standards and the procedures that the operation field has to respect and enforce, during its daily business. It also has a system that records and processes information on incidents observed on motorways, which allows, in addition to appropriate statistical analysis of all the information, the timely identification of situations that might require corrective measures.

In addition, Brisa concluded and put into operation, in early 2004, the Operational Coordination Centre, which is part of a vast Telematics and Road Safety Project. This project is due to be concluded in 2006 and the final investment will be close to 32 million euros. It will be possible to bring together, at a single location, all the information from the Brisa network, and also to coordinate operations, thanks to a traffic monitoring system. This will include 451 video cameras, which collect images from the whole network; 44 meteorological information stations; 164 electronic message panels; a giant, 10x3 metre, totally digital screen; 3 tunnel management systems; 80 GPS+POS+terminal systems installed on the roadside assistance and service vehicles; traffic management systems; public channels to access information and incident detection systems. All this infrastructure will help improve safety conditions and the usefulness of roadside assistance, as well as traffic conditions, thanks to the possibility of provide updated and suitable information to customers and to additional support services.

With regard to the environment, the coordination of studies includes a specialisation intended to avoid and minimise environmental risks in the initial stage of projects and to accompany environmental assessment processes. This monitoring continues during the construction stage, through resources that are specifically allocated to fulfilment of the monitoring programme for that stage, to fulfilment of mitigating or compensatory measures, and also to the environmental management procedures.

On the other hand, one of the operational priorities of the Directorate of Traffic, Safety and Maintenance is the detection of environmental risk situations and preventive action in the management of measures to minimize negative impacts on the motorways in operation.

Financial risk control bodies

Brisa is exposed to a series of financial risks emerging from its business activity. Particularly important, at this level, are liquidity risks and interest rate risks resulting from the debt portfolio, the exchange rate risk resulting from investment in Brazil, as well as the counter-party risk to which the company is exposed following the implementation of risk coverage operations and any financial applications. The Financial Department is responsible for guaranteeing the centralised management of the financing operations and exchange rate transactions, as well as management of the Brisa group's counter-party risk. In addition, the Risk Management department of the Financial Management has assumed responsibility for the identification, quantification and proposal of measures aimed at the management/mitigation of the financial risks to which the group is exposed. (see chapter on financial risk management).

Transition to international accounting standards

The diagnosis of the effects of the transition to the IAS/IFRS is concluded. The main differences have thus been identified between the accounting principles generally accepted in Portugal and which have been used by Brisa and those established in the IAS/IFRS. The processes have also been identified that require changes in order to capture the information necessary to enable Brisa to report financial information in accordance with the new guidelines. The process of quantification of impacts as well as the drawing up of financial statements in compliance with the IAS/IFRS are currently at a final stage.

Investor support

The Directorate for Investor Relations, Communication and Sustainability (DRICS) is responsible for communication between the company and shareholders, analysts and the general public. It is also responsible for relations with the management and supervisory entities, in particular Euronext, the Comissão de Mercado de Valores Mobiliários and Interbolsa. Activities in this field is described in detail in the *Financial report*, in the chapter "Capital market and the value of Brisa shares". The representative for market relations is Luís d'Eça Pinheiro, lepinheiro@brisa.pt, director of the DRICS.

Salary Committee

Luís Miguel Courts Martins, acting as Chairman and with a deciding vote.

Fernando Luís Brazão Gonçalves, voting member.

It is further noted that the members of the Salary Committee are independent under the terms of and for the purposes of Art. 1(2) of Regulamento CMVM No. 7/2001, with the wording introduced by Regulamento CMVM No. 11/2003, and therefore do not hold any position on the Board of Directors of Brisa, nor are spouse, relation or similar in direct line up to the 3rd degree of any Member of the Board of Directors of Brisa.

Internet Site – www.brisa.pt

Brisa offers extensive information on its Internet site. The objective of the site is to help visitors become more familiar with the company, providing investors, analysts and the general public with permanent access to relevant and updated information. Information can be consulted on institutional issues and business activities, as well as important information for investors, which can be found in the investor relations zone. The data available includes presentations of the company, interesting press releases, reports and accounts, the financial calendar, a list of important shareholders and the statutory boards. The site also offers a channel of rapid communication with the Investor Relations Office.

Dividend policy

The General Meeting is responsible for the dividend policy and may alter it at time. However, the Board of Directors of Brisa has sought to follow a dividend distribution policy that effectively and increasingly remunerates its shareholders. In this respect, the dividend paid per share has been growing and should continue to grow, in line with the growth of the company's profits. This policy has been validated by the General Meeting, and is divulged clearly every year in the Report and Accounts.

The proposal of the Board of Directors on the distribution of dividends is thus described at the end of the chapter "Proposal for allocation of the profit/loss". The dividend is paid every year, up to 30 days after its approval in General Meeting.

Company Organisation Chart

The company organisation chart that highlights the functional organisation of Brisa is presented below.


Conselho de Administração
Vasco de Mello*
Pedro Rocha e Melo*
Daniel Amaral*
João Azevedo Coutinho *
João Bento*
António de Sousa
António Nogueira Leite
Isidro Fainé Casas
Luís Telles de Abreu
António Garcia Lamas
João Vieira de Almeida
Apoio ao Conselho de Administração
Amadeu Rolim
Secretário da sociedade
Tiago de Melo
SERVIÇOS
AUTO-ESTRADAS
INTERNACIONAL
Brisa Assistência Rodoviária
Valdemar Mendes
Brisa Access Electrónica Rodoviária
Guilherme Magalhães
Luís Nery
Francisco M. Rebelo
Brisa Engenharia e Gestão
Pedro Carvalho
Manuel Lamego
Vasco Valente
Brisa Conservação de Infraestruturas
João Blasques
Controlauto
José Corrêa Sampaio
MCall
João Tito Morais
Via Verde Portugal
João Pecegueiro
Centro Corporativo
Administrativa
Maria Conceição Gomes
Auditoria Interna
Ana Claudia Gomes
Controlo de Gestão
Cristina Oliveira
Financeira
João P. Vasconcelos
Jurídica
Luís Geraldes
Organização e Qualidade
Victor Saltão
Planeamento Estratégico e N.Negócios
Luís R.da Silva
Relações Investidores, Com. Sustentabilidade
Luís Eça Pinheiro
Recursos Humanos
Henrique Pulido
Sistemas de Informação
Luis Pinheiro
Inovação e Tecnologia
Jorge S. Gomes
Novos Empreendimentos
Manuel Lamego
Áreas Operacionais
Clientes e Portagens
José Braga
Coordenação Operacional
Luís Roda
Circulação, Segurança e Conservação
Victor Santiago
Gestão de Empreendimentos
Joaquim A. Mendes
Concessionárias Participadas Nacionais
Brisal – Auto-Estradas do Litoral
João Bento
Manuel Lamego
Joaquim A. Mendes
Auto-Estradas do Atlântico
José Braga
Brisa Internacional
João A. Coutinho
António Sousa
Victor Saltão
Brisa Participações e Empreendimentos
António Sousa
Francisco R. Mendes
Raul Jaques
Concessionárias Participadas Internacionais
(Brasil)
CCR - Companhia de Concessões Rodoviárias
João A. Coutinho
António Sousa
Francisco R. Mendes
(Espanha)
Abertis
Vasco de Mello

Management incentive plan

Under the terms of the deliberations made in the Annual General Meetings of 1999 and 2001, the Board of Directors created the General Management Incentive Plan – Version I and II, which covers the attribution of purchase options on the shares that represent the share capital of Brisa, to the Executive Board and to employees that the Board believes to be strategic.

Thus, and in compliance with the terms of the Version I of the regulations of the General Incentive Plan, approved by the Board of Directors, a plan was established with a maximum duration of five years, which terminated in 2003, and covered 18 participants. To cover the implications of this plan, 1 800 000 shares were acquired.

The price paid by the participants for the shares that were the subject of the options, under Version I, was determined with reference to the average listed value of Brisa shares on the Lisbon Stock Exchange, in the 20 sessions immediately prior to the day of the start of the Plan, and was 3.68 Euros per share.

In accordance with the aforementioned regulations, the 18 participants covered by the incentive plan was granted 1 777 000 options. It should be noted that, under the terms of the regulations, the establishment of the total quantity of options does not in itself grant each participant in the Management Incentive Plan the ownership of the shares.

Indeed, at the start of every year, each of the participants in the Options Plan is informed, based on his or her performance in the previous year, of the confirmation of how many options he or she has in fact been attributed from the total quantity of options. Only this confirmation can attribute the actual capacity to exercise the corresponding options.

Under the terms of Version II of the Plan, it no longer had a date limit, although the rule of a maximum duration of five years was maintained for each of the beneficiaries, considered individually.

Thus, for the duration of each individual plan, the beneficiary is attributed every year, for his or her performance in the previous year, a particular number of options. These can be exercised, in their entirety, at the end of the individual plan or annually, up to a maximum of 20% of the options awarded, from the third year of the duration of the corresponding plan.

The option price corresponds to the average price listed in the 20 sessions prior to the date of the start of each of the individual plans. In any of these cases, the options may only be exercised providing, from the date of their attribution until the date they are exercised, there has been an average annual rise in their value of at least 8%.

The attribution of options to members of the Executive Board always require the prior opinion of the Salary Committee.

Following these alterations, the Board of Directors acquired 3 600 000 shares at an average price of 5.34 Euros per share.

Brisa should always maintain in its portfolio at least the number of shares necessary to satisfy the number of options attributed at any time.

Thus, in relation to Version I of the General Incentive Plan, in 2004, the attribution of 64 000 options for performance in 2003 was confirmed and 488 600 were exercised.

For Version II of the Plan, in 2004, with reference to the 2003, 76 participants were attributed 1 530 000 options and no options were exercised.

Voting rights

Brisa believes that it is important to involve shareholders in the business activity's of the company and has encouraged their participation in the General Meetings, as confirmed by the high level of participation, which has been established at over 50%.

The circulation of financial information and of the preparatory documents for its general meetings is guaranteed also by Internet and they can be accessed at www.brisa.pt.

In 2003 the Board of Directors proposed an statutory alteration that was approved in General Meeting, to reduce from fifteen to eight days, the share blocking period for participation in General Meetings, thus anticipating the principle later adopted by the CMVM itself.

In compliance with legal and statutory provisions, the Meeting comprises shareholders holding shares with voting rights. Each five hundred shares corresponds to a vote. Voting rights depend on ownership of the shares since, at least, eight days before the date of the General Meeting, this ownership remaining unchanged until the date the General Meeting is held.

The shareholders can be represented, by law and according to the statutes, by a simple signed letter addressed to the Chairman of the Meeting.

Shareholders with less than five hundred shares can groups together in order to make up that number and be represented by one member of the group.
Shareholders with voting rights may also, under the terms of the Securities Market Code, vote by correspondence, or by Internet, through a system created especially for this purpose.

The counting of the votes by correspondence and by Internet shall be done by the Board of the General Meeting and added to the votes made at the Meeting.

Transmission of shares

There are no measures at the Company aimed to prevent the success of takeover bids. There are no defensive and protectionist clauses aimed at preventing the erosion of the Company's assets. The transmission of shares and the assessment by the shareholders of the performance of the members of the Company boards are totally free and there are no limitations on the free exercise of voting rights by all the shareholders.

The Company is aware of the existence of a shareholders agreement between the shareholder José de Mello Investments, SGPS, S. A. and the shareholder Egadi, on the voting rights inherent to the Brisa shares held by these two shareholders. Thus, José de Mello Investments, SGPS, S. A. is responsible for the voting rights representating the participation of Egadi in Brisa.

Governing body

The Board of Directors of Brisa, elected for the 2002-2004, has eleven members, five of whom are also on the Executive Committee.

CHAIRMAN	Vasco Maria Guimarães José de Mello*
VICE-PRESIDENT	João Pedro Stilwell Rocha e Melo*
	Daniel Pacheco Amaral*
	João Pedro Ribeiro de Azevedo Coutinho*
	João Afonso Ramalho Sopas Pereira Bento*
	António José Fernandes de Sousa
	António Nogueira Leite
	Isidro Fainé Casas
	Luís Manuel de Carvalho Telles de Abreu
	António Ressano Garcia Lamas
	João Vieira de Almeida

* Executive Committee

Audit Committee

CHAIRMAN	Jorge Alberto Weber Ramos
VOTING MEMBERS	Fernando Luís Brazão Gonçalves
	Alves da Cunha, A. Dias & Associados, SROC, (represented by Dr José Duarte Assunção Dias)
ALTERNATE MEMBERS	Deloitte & Associados – SROC (represented by Dr. António Marques Dias)
	Eng. Carlos Assunção Dias Duarte

Company Secretary

Tiago Severim de Melo Alves dos Santos

An independent administrator being considered anyone who does not represent nor is connected with the company's dominant shareholders, of the eleven members of the current Board of Directors, the following six are independent:

Daniel Pacheco Amaral
João Pedro Ribeiro de Azevedo Coutinho
João Afonso Ramalho Sopas Pereira Bento
Luís Manuel de Carvalho Telles de Abreu
António Ressano Garcia Lamas
João Vieira de Almeida

Under the terms defined in the company statutes, the meetings of the Board of Directors should be held at least once every three months.

In 2004, the Board of Directors met four times with an average participation of its members of around 90%, and the Executive Board met forty-seven times, also with an average participation of 90%.

The Chairman of the Board of Directors is also the Chairman of the Executive Committee.

The Board of Directors is responsible for:

- defining the broad strategic guidelines to be followed by the Company management;
- approving the management report and the Company's quarterly and annual accounts, as well as calling General Meetings;
- studying any issues that it is presented by the Executive Board.

The Executive Board was been given very broad powers of management, with the exception of those which, by law or statute, are reserved for the Board of Directors.

Any issues of substantial interest to the Company, even if delegated to the Executive Board, can be submitted to the Board of Directors, by decision of the Executive Board or its Chairman.

All the members of the Board of Directors have full access to the matters dealt with and the decisions taken by Executive Board. In addition, at the meetings of the Board of Directors a review is normally presented of the most important aspects of the Company's business activities.

Board memberships of the Chairman of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., Vasco Maria Guimarães José de Mello

Chairman of the Board of Directors of Brisa Participações, SGPS, S. A.
Chairman of the Board of Directors of Brisa Internacional, SGPS, S. A.
Chairman of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Chairman of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Vice-President of the Supreme Council of Banco Comercial Português
Chairman of the Board of Directors and Chairman of the Executive Committee of José de Mello, SGPS, S. A.
Member of the Board of Directors of Abertis Infraestructuras, S. A.

Board memberships of the Vice-President of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Pedro Stilwell Rocha e Melo

Chairman of the Board of Directors of Via Verde Portugal, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Chairman of the Board of Directors of MCall
Member of the Board of Directors and Member of the Executive Board of José de Mello – Sociedade Gestora de Participações Sociais, S. A.
Member of the Board of Directors of CUF – Companhia União Fabril, SGPS, S. A.
Member of the Board of Directors of the José de Mello Participações II, SGPS, S. A.
Member of the Board of Directors of José de Mello Serviços, Lda.
Member of the Board of Directors of Window Blue, SGPS, S. A.
Member of the Board of Directors of Negofor, SGPS, S. A.
Member of the Board of Directors of the Negop – Estudos e Projectos de Infraestruturas, S. A.

Board memberships of the Member of the Board of Directors of Brisa, Daniel Pacheco Amaral

Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Pedro Ribeiro de Azevedo Coutinho

Chairman of the Board of Directors of Brisa Access Electrónica Rodoviária, S. A.
Chairman of the Executive Committee of Brisa Internacional SGPS, S. A.
Chairman of the Consultative Committee of Brisa, Participações e Empreendimentos, Ltda., Brazil.
Member of the Board of Directors of CCR, Companhia de Concessões Rodoviárias, S. A., Brazil
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Member of the Board of Directors of Oni, SGPS, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Afonso Ramalho Sopas Pereira Bento

Chairman of the Board of Directors of Brisa, Engenharia e Gestão, S. A.
Chairman of the Board of Directors of Brisa, Assistência Rodoviária, S. A.
Chairman of the Board of Directors of Brisa, Conservação de Infraestruturas, S. A.
Chairman of the Executive Committee of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Vice-President of ASECAP – European Association of Tolled Motorway Companies

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António José Fernandes de Sousa

He is only a Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António do Pranto Nogueira Leite

Chairman of the General Committee of OPEX, Sociedade Gestora de Mercado de Valores Mobiliários Não Regulamentado, S. A.
Member of the Board of Directors of CUF, SGPS, S. A.

Member of the Board of Directors of Quimigal, SGPS, S. A.

Member of the Board of Directors of Reditus, SGPS, S. A.

Vice-Chairman of the Consultative Committee of Banif Investment, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., Isídro Fainé Casas

Chairman of the Board of Directors of Abertis Infraestructuras, S. A.

Vice-President of the Board of Directors of Telefónica, S. A.

Member of the Board of Directors of BPI – Banco Português de Investimento SGPS, S. A.

Member of the Board of Directors of Autostrade

Member of the Board of Directors of Caixabank France

Member of the Board of Directors of Caixa Holding, S. A.

General Director of "La Caixa", Caja de Ahorros y de Pensiones de Barcelona

Board memberships of the Member of the Board of Directors of Brisa, Auto-Estradas de Portugal, S. A., Luís Manuel de Carvalho Telles de Abreu

Member of the Board of Directors of Telles de Abreu, Lucena e Associados – Sociedade de Advogados

Manager of Imobiliária 1928, Limitada

Chairman of the General Meeting of the Actaris Imobiliária, S. A.

Chairman of the General Meeting of the Calves, Sociedade de Investimentos e de Gestão de Bens Mobiliários e Imobiliários, S. A.

Chairman of the General Meeting of the Cimertex, Sociedade de Máquinas e Equipamentos, S. A.

Chairman of the General Meeting of the Cinca – Companhia Industrial de Cerâmica, S. A.

Chairman of the General Meeting of Empresa Predial Ferreira Filhos, S. A.

Chairman of the General Meeting of Gamobar, SGPS, S. A.

Chairman of the General Meeting of the José Luís Ferreira da Costa, SGPS, S. A.

Chairman of the General Meeting of the RASA – Sociedade de Administração de Bens, S. A.

Chairman of the General Meeting of Real Seguros, S. A.

Chairman of the General Meeting of Real Vida Seguros, S. A.

Chairman of the General Meeting of Sagrotel – Sociedade Imobiliária, S. A.

Chairman of the General Meeting of Tecniforma – Oficinas Gráficas, S. A.

Chairman of the General Meeting of Viagens Abreu, S. A.

Vice-President of the General Meeting of Boavista Futebole Clube, S. A.D.

Secretary of the General Meeting of ASORG – Assessoria e Organização, S. A.
Vice-President of the General Meeting of Comanor – Imobiliária, S. A.
Member of the Board of Directors of the Quinta dos Cónegos – Sociedade Imobiliária, S. A.
Chairman of the General Meeting of Sociedade Agrícola da Romaneira, S. A.
Member of the Supreme Council of the Ordem dos Advogados for the three-year period 2005-2007

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António Ressano Garcia Lamas

Member of the Board of Directors of Asseisseira do Mar, Sociedade Civil Agrícola, S. A.
Manager of the Serpa e Guadiana, Agricultura e Turismo Rural, Lda.
Manager of Monte da Comenda de Baleizão, Sociedade Agrícola, Lda.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Vieira de Almeida

Member of the Board of Directors of Opet, SGPS, S. A.
Member of the Board of Directors of 093X, S. A.
Member of the Board of Directors of Portucale, SGFTC, S. A.
Manager of VAS – Vieira de Almeida Serviços, Lda.
Manager of Limite – Compra e Venda de Propriedades, Lda.
Chairman of the Supervisory Board of the Fundação do Gil
Member of the Supervisory Board of the Association Crianças Sem Fronteiras
Chairman of the General Meeting of Brisa Internacional, SGPS, S. A.
Chairman of the General Meeting of Brisa Participações, SGPS, S. A.
Chairman of the General Meeting of Banco Finantia, S. A.
Chairman of the General Meeting of Finertec – Energia e Tecnologia, S. A.
Chairman of the General Meeting of José de Mello Investimentos, SGPS, S. A.
Chairman of the General Meeting of the Tejo Energia – Produção e Distribuição de Energia Eléctrica, S. A.
Chairman of the General Meeting of the D&D – Audiovisuais (Portugal), S. A.
Chairman of the General Meeting of Window Blue, SGPS, S. A.
Chairman of the General Meeting of Impegest – SGPS, S. A.
Chairman of the General Meeting of Ehealth – Tecnologia, Informação e Investimento, SGPS, S. A.
Chairman of the General Meeting of Adamastor Capital, SGPS, S. A.
Chairman of the General Meeting of Grow – Sociedade Gestora de Patrimónios, S. A.

Chairman of the General Meeting of the PPPS – Consultoria em Saúde, S. A.
Chairman of the General Meeting of SGFI, S. A. – Sociedade Gestora de Fundos de Investimento Imobiliário, S. A.
Secretary of the General Meeting of José de Mello Investimentos, SGPS, S. A.
Member of the Consultative Committee of Banif – Investimento
Member of the Jurisdictional Committee of the Federação Portuguesa de Râguebi
Chairman of the Associação de Curling de Portugal
Member of the General Committee of the Ordem dos Advogados

List of shares owned by members of the administrative and supervisory boards

Article 447 No. 5 of the Code of Commercial Companies

Name			Stcok
Vasco de Mello			
Brought forward from 2003			5.020
Movement in 2004*			9.042
		Total...	14.062
*Brisa Privadas shares, acquired at 6 Euros per share			
Pedro Rocha e Melo			
Brought forward from 2003			2.000
Movement in 2004			
		Total...	2.000
Daniel Amaral			
Brought forward from 2003			18.700
Movement in 2004			
		Total...	18.700
João Azevedo Coutinho			
Brought forward from 2003			17.580
Movement in 2004			
		Total...	17.580
João Bento			
Brought forward from 2003			2.190
Movement in 2004			
		Total...	2.190
António de Sousa			
Brought forward from 2003			1.520
Movement in 2004			
		Total...	1.520
António Nogueira Leite			
Brought forward from 2003			
Movement in 2004			
		Total...	0

Name			Stcok
Isidro Fainé Casás			
Brought forward from 2003			1.200
Movement in 2004			0
		Total...	1.200
Luís Manuel de Carvalho Telles de Abreu			
Brought forward from 2003			1.892
Movement in 2004			
		Total...	1.892
António Ressano Garcia Lamas			
Brought forward from 2003			
Movement in 2004			
		Total...	0
João Vieira de Almeida			
Brought forward from 2003			680
Movement in 2004			
		Total...	680
Jorge Weber Ramos			
Brought forward from 2003			
Movement in 2004			
		Total...	0
Brazão Gonçalves			
Brought forward from 2003			
Movement in 2004			
		Total...	0

Remuneration

Executive members:

Fixed remuneration	1 562 916 Euros
Variable remuneration	1 174 220 Euros
Non-executive members:	
Fixed remuneration	369 600 Euros
TOTAL	**3 106 736 Euros**

No individual breakdown of the remuneration of the members of the Board of Directors (as recommended by the CMVM) is given, since it is considered that the form adopted is that which best reflects the collegiate nature of the Board, all of its members being equally responsible for the life of the Company.

Auditors' fees

During 2004, the amount of annual remuneration paid to the auditor and to other individuals or collective persons belonging to the same network, supported by the Company and/or collective persons that are controlling or belonging to the same group, rose to 363 985 Euros (including expenses and remuneration paid by subsidiaries located abroad). As percentages, this amount is divided among the following services:

a) statutory audit services	40%
b) further assurance services	14%
c) tax advisory services	46%
d) other non-audit services	0%

For the purposes of this information, the concept of network is that emerging from Recommendation of the European Commission No. C (2002) 1873, of 16 May 2002.

As mentioned in this annex, the risk control system implemented by the Company ensures services are not contracted from its auditors and their network which, under the terms of Recommendation of the European Commission No. C(2002) 1873, of 16 May 2002, might call into question their independence.

Shareholders List of qualifying shares in accordance with Art. 20. of the Securities Exchange Code dated April 21 2005

	No. shares	% voting rights
José de Mello Investimentos SGPS,SA	92 438 078	15,50%
Window Blue (1)	29 549 078	4,96%
Impegest (1)	28 207 368	4,73%
Total José de Mello Investimentos SGPS, SA	150 194 524	25,19%
Shares owned by board members	14 062	0,00%
Autopistas Concessionária Espanhola, (Portugal) SGPS, SA, (fully owned by Autopistas Concessionária Espanhola SA, that following a release on 9 July 2002, fully owned by Sociedade Acesa Infraestruturas, SA, owned by Abertis Infraestuturas.)	60 000 000	10,06%
Shares owned by board members	15 262	0,00%
Pensõesgere - Sociedade Gestora do Fundo de Pensões do Grupo Banco Comercial Português	57 116 819	9,57%
Deutsche Bank AG	37 673 398	6,32%
Egadi (2)	29 999 362	5,03%
Omega Capital	12 085 537	2,02%

(1) Company having majority stake owned by José de Mello Investimentos, which thereby directly or indirectly holds 25,03% of the Company share capital .

(2) Under the terms of a shareholder's agreement in January 2003, voting rights attributed to José de Mello Investimentos which holds 30,22 % of Company voting rights.

Deontological Code

Brisa has a Deontological Code which regulates the standards of conduct of all employees and of the Administration. This document describes all the values that are fundamental to the Company, as well as the principles and the rules to be observed by its employees in all activities that involve the Group. The fundamental values – responsibility, professionalism, integrity, independence and confidentiality – are defined as the main values to be safeguarded, matching the general values of the Brisa group, which are innovation, ethics and ambition.

The Code also regulates the practice of other duties such as the equal and diligent treatment of all customers, compliance with regulations in accordance with labour, hygiene, health and safety legislation. The principles of non-discrimination based on descent, sex, race, language, political convictions and union membership should also be observed.

Network and traffic statistics

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
ALVERCA – V. F. XIRA JUNCTION 2	0.206	0.209	80 766	81 485	1.2%	0.9%
V.F.XIRA JUNCTION 2 – V. F. XIRA	0.121	0.122	84 977	85 664	1.1%	0.8%
V. F. XIRA – CARREGADO	0.156	0.158	71 053	71 955	1.5%	1.3%
CARREGADO – A. CIMA	0.291	0.300	51 068	52 509	3.1%	2.8%
A. CIMA – SANTARÉM	0.283	0.288	40 166	40 815	1.9%	1.6%
SANTARÉM – JUNCTION A1/A15	0.020	0.020	41 810	42 295	1.4%	1.2%
JUNCTION A1/A15 – T. NOVAS	0.392	0.398	39 893	40 399	1.5%	1.3%
T. NOVAS – FÁTIMA	0.213	0.216	28 512	28 818	1.4%	1.1%
FÁTIMA – LEIRIA	0.161	0.163	29 019	29 289	1.2%	0.9%
LEIRIA – POMBAL	0.270	0.273	30 835	31 117	1.2%	0.9%
POMBAL – CONDEIXA	0.315	0.318	31 024	31 281	1.1%	0.8%
CONDEIXA – COIMBRA S.	0.105	0.104	37 495	36 858	-1.4%	-1.7%
COIMBRA S. – COIMBRA N.	0.098	0.099	32 489	32 451	0.2%	-0.1%
COIMBRA N. – MEALHADA	0.135	0.138	31 602	32 224	2.2%	2.0%
MEALHADA – AVEIRO S.	0.270	0.275	31 376	31 856	1.8%	1.5%
AVEIRO S. – ALBERGARIA	0.150	0.153	28 041	28 359	1.4%	1.1%
ALBERGARIA – ESTARREJA	0.172	0.178	45 233	46 837	3.8%	3.5%
ESTARREJA – FEIRA	0.257	0.255	41 936	41 397	-1.0%	-1.3%
FEIRA – JUNCTION IC24	0.178	0.174	49 807	48 573	-2.2%	-2.5%
JUNCTION IC24 – CARVALHOS	0.140	0.151	52 655	56 361	7.3%	7.0%
A-1	**3.934**	**3.992**	**38 800**	**39 259**	**1.5%**	**1.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
FOGUETEIRO – COINA	0.163	0.166	50 129	51 095	2.2%	1.9%
COINA – PALMELA	0.145	0.145	34 632	34 506	-0.1%	-0.4%
PALMELA – JUNCTION SETÚBAL	0.026	0.026	36 093	35 723	-0.8%	-1.0%
JUNCTION SETÚBAL – MARATECA	0.175	0.175	27 698	27 571	-0.2%	-0.5%
MARATECA – A2 JUNCTION	0.021	0.021	25 246	25 107	-0.3%	-0.6%
A2 JUNCTION – ALCÁCER	0.167	0.166	18 412	18 296	-0.4%	-0.6%
ALCÁCER – GRÂNDOLA N.	0.138	0.137	16 679	16 600	-0.2%	-0.5%
GRÂNDOLA N. – GRÂNDOLA S.	0.075	0.075	13 368	13 248	-0.6%	-0.9%
GRÂNDOLA S. – ALJUSTREL	0.120	0.120	10 434	10 432	0.3%	0.0%
ALJUSTREL – CASTRO VERDE	0.101	0.101	10 309	10 317	0.3%	0.1%
CASTRO VERDE – ALMODÔVAR 1	0.070	0.070	11 359	11 454	1.1%	0.8%
ALMODÔVAR – S.B.MESSINES	0.139	0.141	11 524	11 629	1.2%	0.9%
S.B.MESSINES – PADERNE	0.049	0.051	11 109	11 346	2.4%	2.1%
A-2	**1.389**	**1.395**	**16 901**	**16 925**	**0.4%**	**0.1%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
MAIA – SANTO TIRSO	0.251	0.249	53 778	53 075	-1.0%	-1.3%
SANTO TIRSO – FAMALICÃO	0.092	0.089	46 448	45 237	-2.3%	-2.6%
FAMALICÃO – CRUZ	0.077	0.075	24 634	23 901	-2.7%	-3.0%
CRUZ – BRAGA S.	0.051	0.053	19 215	19 771	3.2%	2.9%
BRAGA S. – CELEIRÓS [1]	0.003	0.009	14 201	14 825	149.7%	4.4%
BRAGA S. – BRAGA O.	0.016	0.016	9527	9990	5.1%	4.9%
BRAGA O. – EN 201	0.057	0.060	7831	8222	5.3%	5.0%
EN 201 – P. DE LIMA S.	0.030	0.032	8273	8817	6.9%	6.6%
P. LIMA S. – P. LIMA N.	0.003	0.003	9563	11 416	19.7%	19.4%
P. LIMA N. – EN 303	0.053	0.058	6975	7592	9.1%	8.8%
EN 303 – VALENÇA	0.020	0.021	6718	7317	9.2%	8.9%
LIKE FOR LIKE NETWORK	**0.649**	**0.657**	**18 137**	**18 306**	**1.2%**	**0.9%**
A-3	**0.653**	**0.666**	**17 941**	**18 250**	**2.0%**	**1.7%**

Notes: [1] the data for 2003 refer to the last five months.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
ERMESINDE – VALONGO	0.081	0.083	51 866	53 017	2.5 %	2.2%
VALONGO – CAMPO	0.094	0.095	51 249	52 004	1.8%	1.5%
CAMPO – BALTAR	0.096	0.099	41 188	42 317	3.0%	2.7%
BALTAR – PAREDES	0.079	0.081	37 093	37 945	2.6%	2.3%
PAREDES – GUILHUFE	0.031	0.032	32 904	33 535	2.2%	1.9%
GUILHUFE – PENAFIEL	0.026	0.026	31 885	32 355	1.8%	1.5%
PENAFIEL – IP9	0.076	0.077	27 003	27 400	1.7%	1.5%
IP9 – AMARANTE MD	0.092	0.095	17 550	18 109	3.5%	3.2%
A-4	**0.574**	**0.588**	**32 559**	**33 276**	**2.5 %**	**2.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
E. NACIONAL – OEIRAS	0.163	0.164	127 461	127 778	0.5%	0.2%
OEIRAS – CARCAVELOS	0.103	0.104	82 701	83 587	1.3%	1.1%
CARCAVELOS – ESTORIL	0.174	0.177	54 840	55 554	1.6%	1.3%
A-5	**0.440**	**0.445**	**77 205**	**77 868**	**1.1%**	**0.9%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
A2 JUNCTION – V. NOVAS	0.066	0.067	9 268	9 373	1.4%	1.1%
V. NOVAS – MONTEMOR O.	0.059	0.060	8 645	8 793	2.0%	1.7%
MONT. O. – MONT. E.	0.016	0.017	8 031	8 253	3.0%	2.8%
MONT. ESTE – ÉVORA O.	0.039	0.041	7 116	7 397	4.2%	4.0%
ÉVORA O. – ÉVORA E.	0.020	0.020	3 438	3 481	1.5%	1.2%
ÉVORA E. – ESTREMOZ	0.045	0.046	4 160	4 240	2.2%	1.9%
ESTREMOZ – BORBA	0.014	0.014	3 114	3 209	3.3%	3.0%
BORBA – ELVAS	0.025	0.026	3 117	3 226	3.8%	3.5%
A-6	**0.285**	**0.292**	**5 619**	**5 741**	**2.4%**	**2.2%**

(a) Traffic in 10^9 vehicles km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
E. NACIONAL – QUELUZ	0.052	0.052	41 906	42 188	0.9%	0.7%
QUELUZ – RAD. PONTINHA	0.091	0.094	41 769	42 857	2.9%	2.6%
R. PONTINHA – R. ODIVELAS	0.071	0.071	28 605	28 339	-0.7%	-0.9%
R. ODIVELAS – LOURES	0.036	0.036	28 186	28 168	0.2%	-0.1%
LOURES – ZAMBUJAL	0.029	0.029	22 981	23 482	2.5 %	2.2%
ZAMBUJAL – JUNCTION A9/A10 [2]	0.013	0.049	17 241	16 123		
JUNCTION A9/A10 – ALVERCA [2]	0.005	0.019	18 235	17 360		
ZAMBUJAL – ALVERCA [3]	0.050	-	16 159	-		
ADT TOTAL SUBSECTIONS – A9						
TMD LIKE FOR LIKE NETWORK – A9						
A-9	**0.347**	**0.350**	**27 640**	**27 838**	**1.0%**	**0.7%**

Notes: [2] the data for 2003 refers to the last three months of the year.

[3] the data for 2003 refers to the first three months of the year.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
JUNCTION A9/A10 – ARRUDA [2]	0.002	0.008	2 814	3 254	360.1%	15.6%
A-10	**0.002**	**0.008**	**2 814**	**3 254**	**360.1%**	**15.6%**

Note: [2] the data for 2003 refers to the last three months of the year.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
P. NOVO – MONTIJO	0.082	0.081	23 305	23 070	-0.7%	-1.0%
SETÚBAL JUNCTION – P. NOVO	0.078	0.078	22 808	22 559	-0.8%	-1.1%
SETÚBAL JUNCTION – SETÚBAL	0.061	0.060	32 063	31 529	-1.4%	-1.7%
A-12	**0.221**	**0.219**	**24 994**	**24 689**	**-0.9%**	**-1.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
JUNCTION A2/A6 – PEGÕES	0.008	0.008	2 096	2 229	6.7%	6.4%
PEGÕES - Sto ESTÊVÃO	0.014	0.015	1 938	2 078	7.5%	7.2%
A-13	**0.021**	**0.023**	**1 993**	**2 130**	**7.2%**	**6.9%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
STª EULÁLIA – MONTEMOR	0.008	0.009	4767	5136	8.1%	7.8%
MONTEMOR – LIG. EN 335	0.014	0.016	4893	5358	9.8%	9.5%
LIG. EN 335 – ANÇÃ	0.017	0.019	4912	5448	11.2%	10.9%
ANÇÃ – COIMBRA NORTE	0.010	0.012	6151	7371	20.2%	19.8%
A-14	**0.050**	**0.056**	**5084**	**5681**	**12.1%**	**11.8%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		CHANGE	
	2003	2004	2003	2004	Circ	ADT
LIKE FOR LIKE NETWORK	**7.910**	**8.016**	**23 589**	**23 841**	**1.3%**	**1.1%**
NETWORK TOTAL	**7.915**	**8.033**	**23 389**	**23 672**	**1.5%**	**1.2%**

(a) Traffic in 10^9 vehicles per km.

BRISA

Annual Report 2004

Individual

TABLE OF CONTENTS

Corporate profile

Brisa Auto-Estradas de Portugal, founded in 1972, is the largest Portuguese motorway operator and a leading player in the sector in Europe. Brisa currently operates on a concession basis a network of 11 motorways, with a total length of around 1050 km, constituting the main Portuguese road links, connecting the Country from north to south and from east to west. Brisa also owns 80% of the capital of the Brisal consortium, which obtained a 92 km concession in 2004. It also has a minority stake in Auto-Estradas do Atlântico, a company that operates two motorways, with a total length of 170 km.

As one of the largest Portuguese companies on the stock exchange, with market capitalization around 4 thousand million euros, Brisa is included in PSI 20, the main Portuguese stock exchange index. It is also included in the Euronext 100 index, which lists the largest companies in France, Netherlands, Belgium and Portugal.

Business background

Macroeconomic situation

Confirming the trend of economic growth that began in the previous year, 2004 was marked by a highly dynamic world economy, led by the United States and China, with growth in their GDP of 4% and 9%, respectively. In the Euro zone, growth was less pronounced and in Germany, after a first half with signs of increasing vitality, the economy slowed down in the second half of the year.

It is to be noted that this growth was achieved in an international scenario marked by instability in the Middle East, particularly in Iraq. This environment, associated with the strong growth in consumption in China, caused an increase in the price of oil, which reached more than 50 dollars a barrel, closing the year at 43.25 dollars a barrel.

As far as the financial markets are concerned, 2004 was marked by increasing volatility on the exchange rate market, with the Euro recording successive highs in relation to the US Dollar. Short term interest rates were relatively stable in the Euro zone, whilst there were successive increases in key interest rates in the USA. Trends in long term rates were undefined and there was notable unpredictability and a profound divergence between *yields* in this zone.

Trends in Portuguese GDP

Quarter	1Q 04	2Q 04	3Q 04	4Q 04
Gross Domestic Product	**0.5%**	**1.8%**	**0.8%**	**NA**

Source: INE

Sales of cars registered a positive trend in 2004, with total growth of 4.2%. To be more precise, the number of light vehicles grew by 3.8%, whilst the number of heavy vehicles grew by 23.9 %.

Annual sales of new vehicles

Type	2003	2004	Var.
Private cars	189 792	197 521	4.1%
Light commercial vehicles	69068	71258	3.2%
Total light	258860	268779	3.8%
Heavy passenger vehicles	558	641	14.9%
Heavy goods vehicles	3736	4679	25.2%
Total heavy	4294	5320	23.9%
Total	**263 154**	**274 099**	**4.2%**

In Portugal, there was a substantial rise in fuel prices, the price of diesel rising 26%, while petrol rose by 14%.

Fuel prices in Portugal (2004)


30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
-5,0%
-10,0%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Petrol (u 95)
Diesel

National motorways

Brisa Network

The construction, maintenance and operation of motorways are the core business of Brisa, whose main concession is governed by a concession agreement signed by the company and the Portuguese State. Brisa currently has two concessions that cover a total of 1198 km, distributed between 12 motorways. Brisa's main concession, which terminates at the end of 2032, corresponds to a network of 11 motorways, with a total of 1106 km franchised. The Litoral Centro concession, 80% of which is held through Brisal, on a variable terms concession terminating after 22 to 30 years, comprises the motorway A17 - Litoral Centro, which has a length of 92 km. Brisa also acquired a minority stake of 10% in Auto-Estradas do Atlântico, a concession holder that manages a network of two motorways with a length of 170 km, an operation that was formalised in January 2005.

Brisa Network of franchised motorways


A3
Porto
A4
A14
A17
A1
A15
A8
A10
A9
A13
A5
Lisboa
A12
A6
A2
Main concession
Litoral Centro concession
AEA Atlântico concession

To promote fluidity and quality of traffic, Brisa has undertaken, under the main concession agreement, to increase the number of lanes of a motorway, when Average Daily Traffic (ADT) on a particular subsection reaches a given pre-established limit. Thus, when the ADT reaches 35 000 vehicles, the motorway should be widened from two lanes to three lanes. When the ADT increases to over 60 000 vehicles, it should be widened from three to four lanes. This motorway widening work should be carried out within two years, dependent, however, on the necessary technical and environmental approval of the project, including, in particular, the Environmental Impact Declaration from the appropriate authorities.

It is to be noted that in February 2005, three new subsections of the A13 - Almeirim/Marateca Motorway, with a total length of 49 km, were opened to traffic. With these new subsections opened, the network now has a total length of 1056 km.

At the end of 2004, Brisa had 1007 km in operation, around 929 km of which with tolls. All the motorways in the Brisa network are included in the concession on a toll collection basis, however, around the main urban centres, there are sections of motorway on which tolls are not collected, with a total length of 78 km.

Two lanes in each direction predominate in the network configuration. 837 km of the network currently have this configuration, equivalent to 83.2% of the total in operation. This is followed by 159 km (16%) with three lanes (around 28 still under construction) and 10 km (1%) with four lanes.

Characteristics of the Brisa motorway network

	Length (km)					
	Total	Without toll	With toll	2 x 2 lanes	2 x 3 lanes	2 x 4 lanes
A1 - Auto-Estrada do Norte	295.2	17.4	277.8	221.9	66.1	7.2
A2 - Auto-Estrada do Sul	234.2	9.0	225.2	225.2	9.0	
A3 - Auto-Estrada Porto/Valença	108.1	8.3	99.8	105.0		3.1
A4 - Auto-Estrada Porto/Amarante	51.3	3.0	48.3	51.3		
A5 - Auto-Estrada da Costa do Estoril	25.0	8.1	16.9	1.5	23.5	
A6 - Auto-Estrada Marateca/Elvas	157.9	19.1	138.8	157.9		
A9 – Circular Regional Externa de Lisboa	34.4		34.4		34.4	
A10 - Auto-Estrada Bucelas/Carregado/IC3	6.9		6.9		6.9	
A12 - Auto-Estrada Setúbal/Montijo	24.2		24.2	5.2	19.0	
A13 - Auto-Estrada Almeirim/Marateca	29.5		29.5	29.5		
A14 - Auto-Estrada Fig da Foz/Coimbra Norte	39.9	13.1	26.8	39.9		
Total	**1006.6**	**78.0**	**928.6**	**837.4**	**158.9**	**10.3**

The total length of lanes in the network, taking into account its current configuration, was 4 385 km at the end of 2004.

The Brisa Network has 89 toll plazas, corresponding to 698 toll lanes, of which 255 are entry lanes and 443 are exit lanes. The operational management of the motorways network is distributed between 13 Operating Centres (OC), each responsible for an 80 km stretch of motorway. In February 2005, following the conclusion of the A13, a new OC was inaugurated, in Salvaterra de Magos, which means that Brisa now has 14 OC.

2004 was also marked by the inauguration of the new Operational Coordination Centre (OCC), which is situated in Carcavelos, but covers the whole country and will provide integrated operational management of the whole Brisa motorway network. Investment in this project in 2004 was more than 3.6 million euros.

The OCC operates essentially at three levels: at the level of traffic management, management of assessment in the event of maintenance work and coordination of roadside assistance, which was previously carried out separately by the OCs.

The operators based at the OCC control, in real time, the entirety of the Brisa Network, by means of a series of information systems, including a *videowall, which* projects the information collected by traffic control cameras, by meteorological sensors and by traffic sensors distributed along the different motorways. Thus, information can be passed on to motorway customers in real time, using the existing electronic message panels. This mechanism can also be used to coordinate rescue and assistance teams and to adapt the intensity of road works to the intensity of traffic, thus being a more efficient and effective way to guarantee traffic flow and customer information, ensuring the effective improvement of the quality of the service provided by Brisa.

Traffic

Total traffic on the Brisa toll motorway network in 2004 presented an overall positive performance, traffic rising to 80.3 x 10^8 vehicles x km, which represents growth of 1.5% in relation to 2003. This increase can be divided into three distinct parts: organic growth in traffic on the like for like network (+1.06%), traffic on new subsections (+0.15%) and the fact that 2004 was a leap year, with one more day (+0.26%) than 2003.

The Average Daily Traffic (ADT) recorded on the like for like network reached 23 841 vehicles, which represents a rise of 1.1%, in relation to the ADT recorded on the like for like network in 2003, which was 23 589 vehicles.

Total traffic on the Brisa network


10⁸ vehicles x km
74.2
79.2
80.3
2002
2003
2004

As for the distribution of traffic per motorway, in 2004 there was a stabilisation of the traffic pattern per motorway when compared with 2003, after the alteration caused by the completion of the A2 – Auto-Estrada do Sul in 2002. Thus, it is to be noted that the relative weight of the A1- Auto-Estrada do Norte stabilised at around 50% of the total traffic on the Brisa Network, remaining practically unaltered in relation to the previous year (49.6%, compared to 53% in 2002).

Traffic and relative weight of each motorway in 2004

Motorway	Vehicles/km (10^8)	Relative weight per MW	Var. in traffic compared to 2003
A1 - Auto-Estrada do Norte	39.9	49.7%	1.5%
A2 - Auto-Estrada do Sul	14.0	17.4%	0.4%
A3 - Auto-Estrada Porto/Valença	6.7	8.3%	2.0%
A4 - Auto-Estrada Porto/Amarante	5.9	7.3%	2.5 %
A5 - Auto-Estrada da Costa do Estoril	4.4	5.5%	1.1%
A6 - Auto-Estrada Marateca/Elvas	2.9	3.6%	2.4%
A9 – Circular Regional Externa de Lisboa	3.5	4.4%	1.0%
A10 - Auto-Estrada Bucelas/Carregado/IC3	0.1	0.1%	360.1%
A12 - Auto-Estrada Setúbal/Montijo	2.2	2.7%	-0.9%
A13 - Auto-Estrada Almeirim/Marateca	0.2	0.3%	7.2%
A14 - Auto-Estrada Fig. da Foz/Coimbra Norte	0.6	0.7%	12.1%
TOTAL	**80.4**	**100 %**	1.5%

In short, for each motorway it is to be noted, in the first place, that growth has been recorded for the most recent projects, such as the A13 - Auto-Estrada Almeirim/Marateca and the A14 - Auto-Estrada Figueira da Foz/Coimbra Norte, with increases in demand typical of motorways still at a stage of development of their stability and maturity.

Secondly, the growth of the urban and more mature motorways in the metropolitan region of Oporto: the A3 - Auto-Estrada Porto/Valença and the A4 - Auto-Estrada Porto/Amarante. With regard to the A3, the opening of the A11 at the Braga Sul junction had a very strong impact on traffic induction, in particular on north-bound traffic. In the case of the A4, the development recorded is clearly organic, resulting from the expansion of the surrounding metropolitan area.

There was also significant growth on the A1 - Auto-Estrada do Norte, a motorway that was completed more than ten years ago and is the main Portuguese road link, connecting Lisbon and Oporto. The growth recorded for this motorway was negatively influenced by the opening to traffic, in October, of the new subsections of the toll-free motorway (SCUT), Costa da Prata, between Estarreja and Oporto.

It is to be noted also that a negative performance was recorded for the A12 - Auto-Estrada Setúbal/Montijo, along with below average growth on the A2 - Auto-Estrada do Sul, both with an important component of leisure traffic, more sensitive to changes in the economic situation.

As far as the class structure is concerned, classes 1, 3 and 4 recorded positive growth in 2004, compared to the structure in the previous year. Class 2 had a negative performance, however. In historical terms, the class structure has registered a slight fluctuation, in particular a trend for an increase in the weight of class 1 to the detriment of class 2.

Traffic structure by class from 2002 to 2004

Class	2002	2003	2004
Class 1	76.7%	77.7%	78.7%
Class 2	16.6%	16.0%	14.8%
Class 3	1.0%	0.9%	0.9%
Class 4	5.3%	5.0%	5.1%

Development and modernisation of the network

In 2004, around 83% of the total motorway network franchised to Brisa was in operation. Brisa is currently concluded its main concession network and is beginning the construction of the new Litoral Centro concession.

With regard to the main concession, therefore, 2004 was a period of preparation for a new cycle, which will result in the conclusion of the network and in an increase in intervention in the area of maintenance. For this reason, contracts have been awarded for the construction of the subsections between Arruda dos Vinhos and the IC11 and between the IC11 and Carregado on the A10 - Auto-Estrada Bucelas/Carregado/IC3 –, with a length of approximately 11 km.

One of the most decisive events in 2004 was the award, in March, of the contract for the design and construction of the Tagus crossing, between Carregado and Benavente. The Tagus river crossing is an integral part of the A10 - Auto-Estrada Bucelas/Carregado/IC3 and will cross the river, connecting Carregado (on the north bank) and Benavente (on the south bank). The total length of the bridge and the access viaducts is 11 530 m: 830 m for the bridge and 10 700 m for the access viaducts. At the end of the year, this construction project was still at an environmental compliance report stage (RECAPE), with work due to begin during the first quarter of 2005.

On the motorway A13 - Auto-Estrada Almeirim/Marateca, construction work corresponding to the route between Almeirim and Santo Estêvão is continuing, over a length of 49 km. This route was opened to traffic on February 2005, as referred to above.

Conclusion of the network – details per motorway and per subsection

Motorway	Length (km)	Existing stage
A10 - Auto-Estrada Bucelas/Carregado/IC3		
Subsection between Arruda dos Vinhos and the IC11	5.9	In construction
Subsection between the IC11 and the A1 (Carregado)	5.1	Award of contract
Subsection between Carregado and Benavente	14.5	RECAPE Assessment
Subsection between Benavente and the A13	7.4	In construction
A13 – Auto-Estrada Almeirim/Marateca		
Subsection between Almeirim and Salvaterra de Magos	25.9	In construction
Subsection between Salvaterra de Magos and the A10	12.4	In construction
Subsection between the A10 and Santo Estêvão	10.9	In construction
Total	**82.1**	

Main concession – Total franchised network


Contracted
2%
To be constructed
2%
Under construction
6%
In operation
90%

The motorway network was the target of various measures throughout 2004, from complementary projects, such as major repairs and widening, to running repairs. At a stage when the network is practically concluded, these projects assume new importance. These measures included, at the end of 2004, 36.9 km of widening in progress on the A1 – Auto-Estrada do Norte, and on the A5 - Auto-Estrada da Costa do Estoril, while 8.9 km of the A2 – Auto-Estrada do Sul are pending award of contract. Resurfacing work in 2004 included 13.5 km on the A2 – Auto-Estrada do Sul.

Widening and improvements – in construction and for tender in 2004

Motorway	Length (km)	Type and current stage
A1 - Auto-Estrada do Norte		
Subsection between Aveiras de Cima and Santarém	19.3	Widening / Construction
Subsection between Feira and the IC24 junction	9.9	Widening / Construction
A2 - Auto-Estrada do Sul		
Subsection between Fogueteiro and Coina	8.9	Widening / Award of contract
Subsection between Coina and Palmela	11.5	Improvements / Construction
Subsection between Palmela and Setúbal	2.0	Improvements / Construction
A5 - Auto-Estrada da Costa do Estoril		
Subsection between Carcavelos and Estoril	4.7	Widening / Construction
Subsection between Estoril and Alcabideche	3.0	Widening / Construction
Total	**59.3**	

Specifically, on the A1 – Auto-Estrada do Norte widening work is currently being carried out on the subsection between Aveiras de Cima and Santarém, due to be completed in the first half of 2005, and on the subsection between Feira and the IC 24 junction, assigned in November, with conclusion expected for August 2006. The total length being widened is 29.2 km.

For the A4 - Auto-Estrada Porto/Amarante, a Brisa proposal is being studied for alternative corridors on the subsections between Águas Santas and Campo, with a total length of 12.3 km, due to the great difficulty in widening that stretch, particularly the Águas Santas tunnel and the Valongo crossing. The widening of the subsections between Campo and Paredes and between Paredes and Penafiel, of 12.2 km and 4.8 km respectively, are currently at a project stage.

On the A5 – Auto-Estrada da Costa do Estoril, widening work is being carried out on 7.7 km of the subsection between Carcavelos and Alcabideche, and this is expected to be concluded in the first half of 2005. Awarded and concluded during 2004, was the contract for the construction of a new slip road to link the Oeiras II junction to the EN 249-3, situated on the section between the Estádio Nacional and Cascais, which was opened to traffic in September.

Investments in the network

The projects carried out in 2004 on the Brisa motorway network implied total direct investment of around 231 million euros, which corresponds to a growth of 53% in relation to the 151 million euros invested in 2003.

Total direct investment in motorways

Million euros	2001	2002	2003	2004
New sections	367.1	284.3	114.0	175.5
Major repairs	7.3	5	10.8	4.1
Complementary projects	21.4	27.3	17.9	41.5
Others	35.8	33.7	8.3	10.0
MAIN CONCESSION	**431.6**	**350.3**	**151.0**	**231.1**

With regard to investment per motorway, the A13 – Auto-Estrada Almeirim/Marateca represented 56% of direct investment in motorways, followed by the A10 – Auto-Estrada Bucelas/Carregado/IC3 and the A5 – Auto-Estrada da Costa do Estoril, both with a relative investment weight of 14%. Finally, the A1 – Auto-Estrada do Norte absorbs relative investment of 13%.

Share of the total direct investment per motorway in 2004


A1
13%
A2
1%
A3
1%
A5
14%
A6
1%
A10
14%
A13
56%

Payment systems

The collection of tolls on the Brisa motorway network is based on two different payment systems: manual collection, with the intervention of a toll collector, which can be in cash or by debit or credit card, and automatic collection, through the Via Verde system.

Via Verde is the most commonly used system of payment, representing more than half of total collections. Via Verde transactions in 2004 represented around 55% of total revenues.

Payment structure


42%
37%
32%
28%
27%
26%
26%
18%
18%
17%
17%
17%
17%
19%
40%
45%
50%
55%
56%
57%
55%
1998
1999
2000
2001
2002
2003
2004
Via Verde
Cards
Cash

The payment of tolls with credit cards (Visa and Mastercard) became available in May 2004, reaching a peak of use in August (8%), revenue from tolls paid with credit cards stabilising at around 3% of the total in the last few months of the year.

Thus, in the manual lanes, electronic payments (debit cards, through the Multibanco system, and credit cards) now represent around 19% of total toll collections, while payment in cash is stabilised at 26%.

During 2004, the total costs of collecting tolls decreased by 6.7%, while the number of transactions processed recorded a growth of 2.6%. Thus a reduction was achieved of 9.1% in the cost per transaction, which is now 0.23 cents. Reductions in the costs of both the Via Verde system (-15.4%) and system the Manual (-2.3%) helped contribute to this general reduction.

Toll costs per system


Via Verde
27%
Manual
73%

In 2004, Brisa began various projects aimed at improving its operating efficiency, reflected in the increase in the quality of the service provided to customers. Third generation control equipment was therefore installed at the Arruda and Odivelas toll plazas, not only in order to incorporate new functionalities, but also to offer interoperability across European toll systems. This equipment has been used to pilot test the new architecture that will be implemented, in stages, at all the toll plazas in the Brisa Network. Other projects include computerised toll collector reports, the development of a new toll information system and the introduction of an information system, RAID, which guarantees systematic conformity of toll revenues and traffic data.

Customer information

During 2004, Brisa continued with its policy of maintaining a close relationship with its customers, developing several customer contact initiatives, with the objective of seeking the best way to satisfy their needs.

The Blue Number – 808 508 508 – (charged as a local call), which can be used to request roadside assistance or simply to request information about the Brisa Network, is the principal instrument for communication between customers and Brisa. Around 125,000 calls were received on this line, represented an increase in calls of 13% in relation to 2003.

The average answering time on the Blue Number lines fell from eight seconds in 2003, to six seconds in 2004.

Categories of calls processed by the Blue No. in 2004


Assistance
13%
N/A
4%
Complains
1%
Information
82%

The Annual General Satisfaction Survey (eight thousand responses) was conducted, in which all the interfaces between Brisa and its customers were assessed, whether supported by Brisa itself or by service providers.

Various additional measures in 2004 led to contact with ten thousand customers. These measures were aimed, on the one hand, at assessing the level of the service provided and, on the other hand, at identifying or assessing the potential for other services that might be developed, in order to satisfy customers' needs.

Service areas

Among the most important services provided on Brisa motorways are service areas. The network has full service area coverage and the average distance between areas is around 40 km. Even though it is subcontracted to third parties, the Brisa service area system is still actively controlled by the company, with a view to its permanent renewal, in order to satisfy changes in demand with regard to both quality and capacity. No new service stations were opened in 2004. Brisa has 23 service areas, throughout its network.

The service areas represent approximately 2% of Brisa's total revenue, representing in 2004 around 10.4 million euros paid by the petrol stations. The billing arrangement includes two components: one fixed and the other variable, indexed to the actual volume of business.

In 2004, a contract was put to tender for the concession of two new service areas on the A13 – Auto-Estrada Almeirim/Marateca, situated in Salvaterra de Magos and Montijo. These two new service areas should be operational during 2005.

Location of service areas throughout Brisa Network



Road safety

The accident rate on Brisa network motorways fell 12%, from 55.5 accidents, in 2003, to around 48.6 accidents, in 2003, per 100 million kilometres travelled (10^8 vehicle x km).

In 2004, there was a positive trend in all accident indicators. For example, the rates of accidents with fatalities fell 13%, of accidents with serious injuries fell 10% and of accidents with slight injuries fell 18%.

Accident rate on the Brisa network


80
60
40
20
0
10⁸ vehicles x km
68,2
60,9
58,7
55,5
48,6
2000
2001
2002
2003
2004

New concessions

The Portuguese State has launched an ambitious programme of new concessions for toll motorways. In connection with this programme, Brisa has defined its fundamental strategy, based on an analysis and study of the objects present in each of the tenders, in order to develop and submit bids, whenever this is deemed appropriate and attractive for the company's business plan.

To carry out this strategy, Brisa will join consortiums with companies in the construction sector which typically assume the construction risk inherent in these projects. For each project, a company shall be set up with its own financing scheme, the creditors of which shall not have access to the cash flows or assets of Brisa Auto-Estradas, other than the normal guarantees of *stand-by equity* given under these projects, the amounts of which are known from the outset.

During 2003, the BRISAL consortium – in a configuration altered in relation to its initial configuration, as mentioned below – was confirmed as winner of the Litoral Centro concession by the Tender Assessment Committee, and on 11 April 2003, the company Brisal – Auto-Estradas do Litoral, S. A. was set up.

At the start of the second half of 2004, approval was given to an application submitted by Brisal - Auto-Estradas do Litoral, to the Portuguese States, in which a request was made for a series of alterations to the contract initially submitted. These alterations consisted of the following: 1) inclusion in the share capital of the company of a grouping comprising four leading Portuguese construction companies – Somague, MSF – Moniz da Maia –, Serra & Fortunato, Construtora do Lena and Novopca, with a total stake of 10%; 2) in the allocation of design / construction risks to a joint venture ("agrupamento complementar de empresas" - ACE), comprising the aforementioned construction companies. Following approval of this application, the share structure of Brisal – Auto-Estradas do Litoral – became the following: Brisa com 80%, BCP Investment with 10% and the aforementioned grouping of companies with the remaining 10%.

The financial closure and consequent signing of the Concession Agreement took place in August and September 2004, respectively.

Currently, there are two calls for tenders for new concessions with tolls: the Grande Lisboa concession, with a total length of 89 km, of which 23 km are new construction with tolls and 66 km are maintenance for a period of five years without tolls. The second concession is the Douro Litoral concession, which has a total length of 136 km, of which 84 km are new construction with tolls, 46 km are maintenance for a period of five years and 6 km are maintenance, for a period of 30 years, both these sections without tolls.

For the Grande Lisboa concession, Brisa has submitted a bid in equal partnership with Oesterota (company comprising the firms Somague, MSF, Construtora do Lena and Novopca), this bid being the only one that does not request any financial contribution from the State.

New Grande Lisboa and Douro Litoral concessions

km	Greater Lisbon	Douro Litoral
New Construction	23	84
Maintenance 30 years	0	6
Maintenance 3 years	66	46
Total	89	136

As far as the Douro Litoral concession is concerned, Brisa responded to the call for tenders as part of a consortium comprising a group of construction companies (Teixeira Duarte, Alves Ribeiro, Construtora do Tâmega and Zagope), in which it has a 55% stake. One of the bids presented by the consortium led by Brisa was the only bid among all those submitted for tender that maximised the updated net amount to be delivered to the State (385 million euros).

There has been no change in the call for tenders for the Lisboa Norte concession, which has remained unchanged since 2002.

As far as domestic consolidation is concerned, 2004 was a particularly important period, since an agreement was reached between Brisa and the shareholders of Auto-Estradas do Atlântico (Somague, MSF – Moniz da Maia, Serra & Fortunato, Construtora do Lena and Novopca), for the purchase of 10% of the capital of this company by Brisa, at a total cost of 19.5 million euros. At the end of the year, this operation was awaiting the authorisation of the competent authorities (in particular the Portuguese State and the banks that finance AEA), which occurred at the start of 2005.

In terms of financial indicators, AEA recorded, in 2003, totals sales of 52 million euros. Its EBITDA was 30.3 million euros, reflected in an EBITDA margin of 62.1%. It had net losses of 16.6 million euros.

Concession of Auto-Estradas do Atlântico

	Length (km)				
	Total	Without toll	With toll	2 x 2 lanes	2 x 3 lanes
A8 – Auto-Estrada Lisboa/Leiria	130.0	27.6	102.4	87.6	42.4
A15 - Auto-Estrada Caldas da Rainha/Santarém	40.2	0	40.2	40.2	0
Total	**170.2**	**27.6**	**142.6**	**127.8**	**42.4**

Corporate sustainability

Human Resources

The strategy for human resource management at Brisa, defined in the Human Resource Strategic Development Plan, approved in 2003, is based on the adaptation of necessary skills to developments in the company and to the increase of the levels of productivity, promoting work organisation and seeking the professional growth of its employees.

In this respect, 2004 was marked by the implementation of the new Team Performance Management System (PMS), aimed at non-management employees. This system consists of a different configuration for each job position, involving the creation of indicators and the definition of decisions, of responsibilities and of activities to be monitored and assessed in each job position.

At the end of 2004, Brisa Auto-Estradas had 1782 employees

Environment

Brisa is strongly committed to the promotion of biodiversity and the preservation of the environment and heritage, bearing in mind that the construction, maintenance and sustainable operation of motorways is its main objective. It is for this reason that Brisa believes that it should differentiate itself, through the development of environmental management in the motorway construction and operation stages, as well as through investment in scientific projects, in areas as diverse as fauna and flora, new conservation systems, the monitoring of diverse environmental indicators, and technologies aimed at energy efficiency and the reduction in pollutant emissions.

To implement its environmental policy, Brisa has a material environmental management system that covers 95% of Brisa business in terms of results and is due to be gathered together into a single formal instrument as a short-term objective of the company. The design, construction and operation stages follow, in the different branches of Brisa's activities, the objectives that the company has established on environmental issues.

Environmental management

An integral part of the object of the Concession Agreement entered into by Brisa and the State, the development of studies and projects associated with the motorway network has been, from the start, a serious concern for obtaining environmentally sustainable technical solutions.

The assessment of the technical and economic feasibility of the different projects is directly connected to the detailed environmental assessment of the route solutions studied, thus benefiting from the close relationship between the different technical aspects of the studies, in particular environmental and road aspects.

Environmental assessment

Besides receiving the environmental approvals scheduled for 2004, enabling their corresponding processes to advance, a highlight of the year, due to the sensitivity of the area where the project is being developed, was the environmental studies carried out for the "*Carregado Tagus Crossing*", part of the A10, all the necessary studies having been conducted to support of the Environmental Assessment stage of this undertaking.

Environmental management during construction

For this stage, during 2004 environmental monitoring was carried out at the construction projects for the widening of the subsections between Aveiras de Cima and Santarém and Feira and the IC24 on the A1, and the stretch between the Carcavelos junction and Alcabideche on the A5, as well as the new Subsections between Arruda and the IC11 and between Benavente and the A13 on the A10 and between Almeirim and Salvaterra de Magos/A10/Santo Estêvão on the A13 – Auto-Estrada Almeirim/Marateca.

Environmental management during operation

For the operation stage of the motorways, plans have been developed for assessment of the efficiency of measures to minimise environmental impacts and the possible reformulation of these measures, reflected in the implementation of Noise Monitoring and Reduction Plans and General Environmental Monitoring Plans.

In 2004, environmental monitoring was carried out on the subsections between Santo Estêvão, Pegões and Marateca, on the A13, the subsection between the IC24 junction and the Carvalhos junction, on the A1, the subsection between Bucelas and Arruda dos Vinhos, on the A10, and the subsections between Castro Verde, Almodôvar, São Bartolomeu de Messines and the VLA, on the A2.Environmental monitoring in 2004

Motorways	Subsections	Total length (km)	Description
A1	Between the IC24 and Carvalhos	8.5	Surface water quality Surface water quality Air quality Noise
A2	Between Castro Verde and Almodôvar, Almodôvar and São Bartolomeu de Messines, São Bartolomeu de Messines and the VLA	62.1	Surface water quality Surface water quality Air quality Noise Fauna and flora Countryside Psychosocial aspects
A10	Between Bucelas and Arruda dos Vinhos	8.8	Surface water quality Air quality Noise
A13	Between Santo Estêvão and Pegões, Pegões and Marateca	29.5	Surface water quality Surface water quality Noise

The parameters considered in this activity are surface water quality, groundwater quality, noise, air quality, fauna, flora, countryside and psychosocial aspects.

Innovation

Brisa believes innovation to be the creation of value in a context of change. For this reason, the innovation policy followed by the company takes the form of the development of two key lines of conduct: Business Innovation and Technological Research and Development (TR&D).

In the field of business innovation, in the wake of the innovation project developed by the company over the last two years, in which 170 employees were involved (Projecto A+), were, the opportunities selected during that project were explored in detail in 2004 and three ideas emerging from this process are currently at the test stage.

In TR&D, Brisa has been promoting and participating in various initiatives aimed at encouraging innovation. For this reason, Brisa has cooperation agreements with nine institutes and university departments (Instituto Superior de Engenharia de Lisboa, Instituto Superior Técnico, Faculdade de Engenharia da Universidade do Porto, Instituto Superior de Ciências do Trabalho e da Empresa, Universidade de Aveiro, Universidade de Coimbra, Universidade do Minho, Instituto Politécnico de Lisboa and Instituto Politécnico de Setúbal) and has established partnerships with institutions that are an *interface* between higher education and business, such as INESC in Oporto, CENTIMFE (Centro Tecnológico dos Moldes, Ferramentas Especiais e Plásticos) in Marinha Grande, ISR (Instituto de Sistemas e Robótica) in Coimbra and AMES (Agência Municipal de Energia de Sintra) in Sintra.

Brisa's investment in the field of TR&D at the end of 2004 was 2.7 million euros, representing an increase of 34% in relation to the previous year. Brisa is clearly distinguished from other Portuguese companies in this aspect of investment in TR&D, and has been classified in European terms as a Medium Technology company, despite its industry sector.

Investment in R&D (million euros)


0.8
2.0
2.7
2002
2003
2004

In addition to all the projects referred to previously, another highlight for 2004 was Brisa's participation in Cotec, which is an initiative launched by the President of the Republic last year, aimed at drawing up a national innovation strategy. Cotec, like similar initiatives in other European countries, is engaged in three major types of intervention: 1) innovation and development projects; 2) training courses and technology transfer and 3) the promotion of development projects.

Currently Cotec has two projects in progress, one, in which Brisa is an active participant, in the field of logistics and another in the field of prevention of forest fires.

Financial report

The capital market and the value of Brisa shares

The policy of close relations and communication between the company and the key participants in the financial markets – in particular financial analysts, fund managers, shareholders and investors – intensified throughout 2004. The strategy defined for the area of Brisa investor relations is based on three priorities: constant communication with the financial market, adoption of best practices and strong relations with participants in the capital market.

Thus, in 2004, Brisa maintained a continuous flow of information for investors, having organised regular visits to investors, mostly on the international market, in particular London, Edinburgh, Madrid, Paris, Milan, Trieste, Copenhagen, Stockholm, New York, Boston and San Francisco. For the domestic market, a series of visits were made to institutional investors in Lisbon.

In quantitative terms, in 2004 visits were made to 104 investors on the international market and 12 investors on the domestic market; 35 investors were received at the company headquarters and Brisa participated in ten capital market conferences. Formal channels with financial analysts were improved, particularly for investment funds and financial intermediaries. In terms of analysis, Brisa is covered by 18 Portuguese and international financial entities.

The second Brisa Investor Day was held in November 2004, an event that was attended by around 85 shareholders, investors and financial analysts, both Portuguese and foreign.

As a culmination of the work carried out in this field by the company, Brisa was awarded a prize for *"Best Portuguese Company Listed on the Stock Exchange"* in 2004, by the Jornal de Negócios, a newspaper that is a reference in the economic and financial press.

Share performance

In 2004, the performance of the main share indexes was positive, particularly PSI 20, with a 12-month increase of 13%. However, the indexes did not present a consistent upward trend throughout the year, having recorded a fall during the third quarter of the year. This phenomenon was due to a series of factors, such as the political instability in Iraq, the rise in the oil prices and uncertainty over the winner of the USA elections.

Particularly to be noted are PSI 20 (+13%), Euronext 100 (+8%), Eurostoxx 50 (+7%), S&P 500 (+9%), Dow Jones Industrial (+3%), Nasdaq (+9%) and Bovespa (+18%).

Brisa has two types of listed shares: the *tranche* **Brisa Privatização**, with 538 258 930 shares, and the *tranche* **Brisa Privados**, with 61 741 070 shares. The Brisa Privatização shares correspond to shares that were acquired during the four stages of privatisation of the company, presenting tax benefits. The other *tranche*, Brisa Privados, results from shareholdings held by key investors in the company that have never been subject to privatisation. This *tranche* offers no tax benefits and has very little importance in the volume or the value traded. In this context, the analysis of the performance of the Brisa shares will touch only on the *tranche* Brisa Privatização.

Brisa is listed on Euronext Lisbon with the two *tranches* of shares and Euronext 100 with the Brisa Privatização *tranche* of shares. Its weight on the PSI 20 index was around 9%, during 2004.

The performance of the Brisa shares was particularly positive, registering an increase of 27%, during 2004, their closing price reaching 6.75 Euros. Indeed, the whole motorway sector recorded rises far higher than those of national and international indexes. The origin of this performance was the need felt by institutional investors to reduce the volatility of their portfolios, seeking shares with more stable cash flows, less sensitive to the uncertainties of the world economy. On the other hand, and continuing the trend of the last two years, various motorway companies offered shares on the stock exchange, in particular the Spanish company Cintra.

Brisa *vs.* market indexes (%)


1,30
1,25
1,20
1,15
1,10
1,05
1,00
0,95
0,90
Eurostoxx 50
PSI20
Euronext 100
BRISA

The average daily turnover of Brisa shares recorded an increase of 30% in 2004, in relation to 2003, reflecting the increased liquidity of the Portuguese stock exchange compared to 2003 and the performance of the Brisa shares. The average daily volume of Brisa shares also increased by 10% in comparison with 2003.

Economic and financial analysis

As far as accounting practices are concerned, Brisa ensured compliance with national regulations in its adoption, when applicable, of the guidelines provided for in International Finance Reporting Standards (IFRS).

Profitability Analysis

The results generated by Brisa Auto-Estradas recorded a highly favourable trend with the Net Profit growing 21%, rising to around 184 million euros.

In terms of operating margins, the EBITDA margin (EBITDA/Total revenue) reached the 76.2%, which represents a variation of 0.5 percentage points in view of 75.7% recorded in 2003. This rise reflects a growth in revenue greater than the rise in operating costs. In a situation of tenuous economic growth, it was possible to adapt the level of growth of operating costs to the increase in operating revenue, contributing to a positive trend in operating margins.

Consolidated results and margins

Million euros	2003	2004	Var%
EBITDA	396	420	6%
EBITDA Margin	75.7%	76.2%	+ 0.5 PP
EBIT	276	290	5%
EBIT Margin	52.8%	52.6%	- 0.2 pp
Net Profit	152	184	21%

Operating revenue

During 2004, the consolidated operating revenues rose to 551 million euros, which represents growth of 5% in relation to the 524 million euros recorded at the end of the previous year.

Operating revenues

Million euros	2003	2004	Var %
Toll revenues	502	522	4%
Service areas	9	10	9%
Supplementary income	5	8	39%
Own work capitalised	4	7	52%
Other revenues	4	4	0%
Total revenues	**524**	**551**	**5%**

The growth in total revenue was based on the growth in toll revenue, which rose to 522 million euros in 2004, a growth of around 4% in relation to 502 million euros in 2003.

Details of growth in toll revenue

Heading	Contribution %
ADT like for like network	+ 1.2%
Leap year	+ 0.3%
Effect of the traffic mix	- 0.3%
Increase in tariffs	+ 2.8%
New sections	+ 0.2%
Total	**+ 4.2%**

The own work capitalised was around 7 million euros, recording growth of 39% compared to 2003, as a result of the increase on the volume of new investments in progress.

Operating Costs

Consolidated operating costs increased around 2% in 2003 in comparison with the sums recorded in the previous year, having reached a Volume of 131 million euros. The headings "staff costs" and "external supplies and services" recorded growths of 2% and 3% respectively.

Operating cost structure

Million euros	2003	2004	Var %
External supplies and services	78	80	3%
Staff costs	47	48	2%
Other	3	3	0%
Total operating costs	**128**	**131**	**2%**

At the end of 2004, the number of employees at Brisa Auto-Estradas was 1782, whereas in the previous year was it was 1866, a reduction of 5%.

Financial profit/loss

Financial profit/loss

Million euros	2003	2004	Var %
Financial Revenues	**21.2**	**57.9**	**174%**
Interest earned	7.9	6.6	-16%
Earnings in Group companies	10.4	47.4	357%
Foreign exchange gains	0.9	0.5	-45%
Other interest received and similar income	2.0	3.4	68%
Financial Costs	**104.5**	**101.4**	**-3%**
Interest Payable	90.5	92.7	-2%
Losses in Group companies	8.1	0.0	-
Provisions for financial applications	-	3.9	
Exchange losses	0.2	0.6	-73%
Other interest and financial costs	2.7	7.3	-62%
Net Financial Results	**-80.3**	**-46.5**	**-42%**

The Individual Net Financial Results rose, at the end of 2004, to a loss of 46.5 million euros, compared with a loss of 80.3 million euros at the end of 2003. This performance of the Financial Results reflects fundamentally the improvement in financial revenue of 174% rising to 57.9 million euros, explained by the impact positive of the subsidiary companies.

In 2004 financial costs recorded an increase of 3.0% compared with the previous year. The increase in the following headings contributed to these changes: interest payable (2.2 million euros), creation of a provision for financial applications (3.9 million euros) and other interest and financial costs (4.6 million euros). On the other hand, there was an improvement in the impact of subsidiary companies (reduction of 8 million euros).

Extraordinary profit/loss and taxes

The extraordinary profit/loss presented a favourable performance, caused by the growth in the extraordinary income. This reflected the annulment of part of the financial provision created in 2002 to adjust the value of the EDP stake in accordance with the criterion of market value, which represented 13.6 million euros.

Balance Sheet

Total net assets, at the end of 2004, rose to 4 531 million euros, 1.3% higher than at the end of 2003. The increase in net assets was essentially due to the increase in revertible purchases of tangible fixed assets in progress – 272 million euros versus 60 million euros –, as a result of expenses with the construction of the A13.

Assets

Million euros	2003	2004	Var %
Net fixed assets	**3 863**	**4 006**	**4%**
Net intangible fixed assets	231	222	- 4%
Net tangible fixed assets	18	18	- 2%
Revertible tangible fixed assets	3 045	3 156	4%
Financial investments	569	610	7%
Current Assets	**122**	**148**	**6%**
Short term debtors	**117**	**146**	**25%**
Cash and equivalent	**5**	**2**	**- 66%**
Accruals and deferrals	**483**	**378**	**- 22%**
Total net assets	**4 468**	**4 531**	**1%**

Net fixed assets recorded growth of 4% due, above all, to investment in sections of motorways, totally around 224 million euros in.

Liabilities and equity capital

Total liabilities recorded an increase of around 2.8%, rising to 3 271 million euros at the end of. On the other hand, equity capital recorded a growth of 3%, rising to 1385 million euros.

Liabilities and equity capital

Million euros	2003	2004	Var %
Equity capital	**1 342**	**1 385**	**3%**
Provisions	40	18	- 55%
M/LT liabilities	2 020	2021	0%
ST third-party liabilities	209	259	24%
Accruals and deferrals	856	848	- 1%
Total liabilities	**3 125**	**3 146**	**1%**

Financial debt

At the end of 2004 financial debt was 2 199.2 million euros, which represents an increase of around 1.5% compared to 2 166.3 million euros recorded at the end of 2003.

Financial risk management

Brisa, like most companies, is exposed to a series of financial risks arising from its business activities. Particularly important, at this level, are liquidity risks and interest rate risks resulting from the debt portfolio, the exchange rate risk resulting from investment in Brazil, in the Companhia de Concessões Rodoviárias, as well as the counter-party risk to which the company is exposed following the implementation of risk coverage operations and any financial applications.

The Financial Department is responsible for guaranteeing the centralised management of the financing operations and exchange rate transactions, as well as management of the Brisa group's counter-party risk. In addition, the Risk Management section in the Financial Management Department has assumed responsibility for the identification, quantification and proposal of measures aimed at the management / minimising of the financial risks to which the group is exposed.

All the financial risk management operations, in particular those involving the use of derivative instruments, are subject to the prior approval of the Executive Board of Brisa or the financial administrator.

The main financial risks to which the company is exposed and a review of the situation regarding their management is described in the following sections.

Interest risk

The policy for management of interest risk is aimed at optimising the cost of the debt subject to the maintenance of a low level of volatility among financial costs. At the end of 2004, a fixed interest rate was applied to 52.5% of the debt, and a revisable fixed rate to 14.5%. This distribution ensures the low sensitivity of financial costs to any rises in interest rates. Indeed, if there was, on 1 January 2005, a discreet rise of 1% in the interest rates, the increase in annual financial costs, calculated over the *stock* of debt at 31 December 2004 would be less than 7.5 million euros.

Exchange risk

The exposure of Brisa to exchange risk is essentially the result of the investment made in Brazil, in CCR. From the moment when the investment was made, Brisa policy has been to cover the exchange risk arising from this investment.

In 2004, substantial alterations were introduced in how this investment was financed, which involved an injection of capital, by Brisa Internacional, to replace the debt to BPE (holder of stake in CCR).

These alterations implied alterations in the coverage of the exchange rate risk. Previously, most exchange rate exposure occurred at the BPE level (presents accounts in reals and the debt is designated in euros). With the alterations that were introduced, Brisa Internacional now became exposed (presents accounts in euros but has recorded, in its assets, financial investment in reals). Consequently, the coverage of the exchange rate risk, earlier handled in Brazil by BPE, is now the responsibility of Brisa Internacional.

At the end of 2004, the value in Euros of the financial stake in BPE, recorded in the assets of Brisa Internacional, was 121.7 million euros and the amount of the contracted exchange rate coverage was 94 million euros.

The coverages of exchange rate risk are contracted taking into account not only the exchange rate exposure to the real, resulting from the conversion of the BPE accounts from reals to Euros, but also the exposure arising from the dividends to be received from CCR. The objective is to reduce the volatility of the value of the cash flows in euros, to be received from Brazil.

Counter-party risk

The applications of financial surpluses and most operations implemented with derivative financial instruments expose the company to the risk of failure to fulfil the county-parties in these operations. Financial Management regularly controls the levels of exposure of each entity and, depending on their respective *rating* levels, defines internal credit limits for counter-parties.

Liquidity risk

The policy for the financing and management of the liquidity risk is characterised by the following objectives:

- to ensure a staggered calendar for debt maturity;
- to continue to extend the average maturity of the debt to make it more consistent with the long term assets held by Brisa;
- to maintain short term debt at less than 15% of the total debt (around 8.4%, at the end of 2004, even including the proportion of the medium / long term debt, with maturity in 2005);
- to maintain with most of the banks with which Brisa does business, stable lines of credit with substantial total amounts;
- to maintain with the banking system, stable short term credit lines for amounts greater than the commercial paper programmes, which do not have guaranteed subscription;
- only 100 million euros, with regard to a subscription guarantee programme, were used in 2004.

At the end of the year, Brisa had commercial paper programme contracts with the banking system amounting to a nominal maximum of 370 million euros. At the end of 2004, the amount of short term credit lines with the banking system rose to around 635 million euros.

Financing new concessions – *project finance*

One of the policies of the Brisa group is to submit bids, as part of a consortium with companies in the construction sector, for national projects for new concessions, the construction companies normally assuming the construction risk inherent to these projects.

The financing arrangement used has been *project finance*, with the clear objective of separating, as far as operating, financial and legal aspects are concerned, the activities of Brisa Auto-Estradas de Portugal, as arising from the original concession agreement, from the business activity inherent to these new projects.

For each project a company is set up with its own financing arrangement the creditors of which shall not have access to the cash flows or assets of Brisa Auto-Estradas, other than the normal guarantees of *stand-by equity*. These guarantees are given under these projects and the amounts are known from the outset.

The risk assumed by Brisa is limited to the amount of equity capital allocated to the project and to the guarantees referred to in the previous point.

Proposal for allocation of the profit/loss

After the depreciation and provisions considered appropriate, the accounts for net profit/loss present, for 2004, a profit of 183 632 810.64 Euros.

In compliance with legal and statutory provisions, and taking into account, namely, the provisions of Article 27 of the Statutes, it is proposed that the profit be allocated as follows:

- legal reserve, equivalent to 5% of the net profit;
- dividends to shareholders of 27 cents per share;
- the remainder to free reserves.

This proposal was approved in General Meeting of March 28 2005.

Certificate

I, Tiago Severim de Melo Alves dos Santos, acting as Corporate Secretary of BRISA-AUTO-ESTRADAS DE PORTUGAL, SA, having its principal place of business at Quinta da Torre da Aguilha - Edifício BRISA, parish of São Domingos de Rana, municipality of Cascais, with VAT number 500048177, registered at the Registry of Companies of Cascais under No. 10583, with share capital of Euros 600 000 000, hereby certify under the terms of Art. 446º-B(1)f of the Código das Sociedades Comerciais (Code of Commercial Companies), as amended by Decree-Law No. 257/96 of 31 December, that at the Annual General Meeting of BRISA, held on 28 March 2005, the report of the Board of Directors, balance sheet and accounts for the 2004 financial year, and the consolidated management report and consolidated accounts for the 2004 financial year were approved, as was the proposal for allocation of the profits set down in that report, with the following wording:
"After the depreciation and provisions considered appropriate, the accounts for net profit/loss present, for 2004, a profit of 183 632 810.64 Euros:
In compliance with legal and statutory provisions, and taking into account, namely, the provisions of Article 27 of the Statutes, it is proposed that the profit be allocated as follows:

- legal reserve, equivalent to 5% of the net profit;
- dividends to shareholders of 27 cents per share;
- the remainder to free reserves."

The foregoing being a true and accurate reproduction of the terms of the deliberations made at the aforementioned Annual General Meeting of BRISA, as set down in the corresponding minutes, the Corporate Secretary hereby certifies and signs it.
São Domingos de Rana, 28 March 2005

Final Note

Although 2004 was characterised by an unstable economic situation, Brisa implemented a series of investments, developed plans for the rationalisation of organisation and performance, reflected in clearly positive trends in the main indicators of economic and financial performance.

This would not have been possible without the dedicated commitment, competence and professionalism of its employees, without the loyalty and understanding of its customers, to whom it reaffirm its attention and continual desire to offer an excellent service that full satisfies their requirements, without the cooperation and support from Public and Governmental Entities and without the trust of its Shareholders.

To all of your, the company extends its most grateful thanks and recognition.

São Domingos de Rana, 22 February 2005

THE BOARD OF DIRECTORS

Individual financial statements

- Balance Sheet
- Profit and Loss Account by Type
- Profit and Loss Account by Functions
- Cash Flow Statement
- Annex to the Financial Statements
- External Auditor's Report


Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

BALANCE SHEETS ON 31 December 2004 AND 2003

(Amounts expressed in euros)

Assets	Notes	2004 Assets gross	2004 Depreciation and provisions	2004 Assets net	2003 Assets net
FIXED ASSETS:					
Intangible fixed assets:					
Set-up Expenses	10	6 072 924	(5 959 905)	113 019	171 986
Industrial Property and other rights	8 and 10	239 872 844	(17 566 884)	222 305 960	231 054 731
		245 945 768	(23 526 789)	222 418 979	231 226 717
Tangible fixed assets:					
Land and natural resources	10	1 109 079	-	1 109 079	1 109 079
Buildings and other constructions	10	8 795 270	(1 881 491)	6 913 779	7 117 454
Basic equipment	10	4 490 197	(2 888 738)	1 601 459	1 404 287
Transport equipment	10	4 785 055	(2 742 368)	2 042 687	2 262 292
Tools	10	79 517	(70 939)	8 578	11 064
Office furniture and fittings	10	19 073 665	(13 784 945)	5 288 720	5 073 721
Fixed assets in progress	10	880 755	-	880 755	1 186 185
Advances on tangible fixed assets	10	86 809	-	86 809	126 617
		39 300 347	(21 368 481)	17 931 866	18 290 699
Revertible tangible fixed assets:					
Motorway sections	10 and 13	3 926 869 492	(1 065 949 209)	2 860 920 283	2 959 245 968
Basic operation equipment	10	53 829 382	(43 353 694)	10 475 688	12 557 014
Service areas	10	10 139 695	(2 384 004)	7 755 691	8 032 680
Fixed assets in progress	10	271 780 252	-	271 780 252	60 306 366
Advances on tangible fixed assets	10	4 487 340	-	4 487 340	4 882 072
	14	4 267 106 161	(1 111 686 907)	3 155 419 254	3 045 024 100
Financial investments:					
Shares in group undertakings	10 and 16	56.709.053	-	56 709 053	39 610 594
Shares in other undertakings	10, 16 and 34	60 768 075	(3 900 000)	56 868 075	60 768 075
Loans to group undertakings	10 and 16	481 922 980	-	481 922 980	362 897 624
Loans to other companies	10 and 16	14 285 000	-	14 285 000	6 550 000
Securities and others Investments	10	-	-	-	98 937 557
		613 685 108	(3 900 000)	609 785 108	568 763 850
CURRENT ASSETS:					
Stocks:					
Goods	41	438	-	438	8 582
Debtors - Short term:					
Customers, current account		19 840 830	-	19 840 830	19 740 522
Doubtful debtors	*23 and 34*	*15 686 861*	*(15 686 861)*	-	*104 788*
Advances to trade creditors		54 867	-	54 867	54 867
Taxes and contributions payable	48	22 130 112	-	22 130 112	20 487 166
other debtors	49	103 763 011	-	103 763 011	76 432 224
		161 475 681	(15 686 861)	145 788 820	116 819 567
Banks and cash:					
Bank deposits	55	1 416 855		1 416 855	4 759 488
Cash	55	274 290		274 290	265 648
		1 691 145		1 691 145	5 025 136
ACCRUALS AND DEFERRALS:					
Accrued income	50	500 133		500 133	10 157 675
Deferred costs	50	79 515 864		79 515 864	85 689 335
Deferred tax assets	6	*298 315 241*		*298 315 241*	*387 375 927*
		378 331 238		378 331 238	483 222 937
Total depreciation			(1 156 582 177)		
Total provisions			(19 586 861)		
Total assets		5 707 535 886	(1 176 169 038)	4 531 366 848	4 468 381 588

The annex is an integral part of the balance sheet on 31 December 2004

THE OFFICIAL AUDITOR NO 1351



Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.
BALANCE SHEETS ON 31 December 2004 AND 2003
(Amounts expressed in euros)

Equity and liabilities	Notes	2004	2003
EQUITY:			
Capital	36, 37 and 40	600 000 000	600 000 000
Own shares - nominal value	40	(3 667 000)	(4 155 600)
Own shares - discounts and premiums	40	(13 084 520)	(15 316 594)
Adjustments in investments in subidiaries and associated comp	40	(6 472 267)	(972 001)
Legal reserve	40	48 717 868	41 134 135
Other reserves	40	182 661 631	176 537 995
Retained earnings	40	393 644 547	393 644 547
Net profit/loss for the year	40	183 632 811	151 674 644
Total equity		1 385 433 070	1 342 547 126
LIABILITIES:			
PROVISIONS FOR LIABILITIES AND CHARGES	34	17 614 321	40 338 760
Medium and long term liabilities:			
Debentures	51	74 850 000	74 850 000
Bank loans	51	1 941 590 931	1 940 862 266
Other loans obtained	16	4 100 000	4 100 000
		2 020 540 931	2 019 812 266
SHORT TERM LIABILITIES:			
Bank loans	51	178 616 625	146 479 926
Suppliers, current account		15 913 154	16 659 393
Suppliers, invoices pending		1 787 951	1 084 593
Other shareholders		612 945	596 367
Suppliers of fixed assets, current account		51 455 418	30 263 644
Taxes and contributions payable	48	5 192 369	8 345 418
Other creditors	52	5 955 523	6 093 852
		259 533 985	209 523 193
ACCRUALS AND DEFERRALS:			
Accrued costs	50	41 774 579	47 970 323
Deferred income	50	806 469 962	808 189 920
		848 244 541	856 160 243
Total liabilities		3 145 933 778	3 125 834 462
Total equity and liabilities		4 531 366 848	4 468 381 588

THE BOARD OF DIRECTORS



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

PROFIT AND LOSS ACCOUNT BY TYPE FOR THE FISCAL YEARS ENDING 31 DECEMBER 2004 AND 2003

(Amounts expressed in euros)

EXPENSES		Notes	2004	2003
Cost of goods sold and raw material consumed				
Goods		41	8 144	816 471
External supplies and services			80 110 028	77 730 298
Staff costs:				
Wages			32 701 644	29 560 305
Social costs:				
Pensions			274 997	236 140
Others			14 655 133	16 794 133
			47 631 774	46 590 578
Depreciation of tangible and intangible fixed assets		10	126 928 836	117 682 905
Provisions		34	2 971 814	2 804 253
			129 900 650	120 487 158
Taxes			590 696	123 848
Other operating charges		50	2 313 819	2 317 771
	(A)		**260 555 111**	**248 066 124**
Losses in group and associated companies		45	24 402	8 075 383
Provisions for investments		45	3 900 000	-
Interest payable and similar charges		45	100 543 300	93 369 270
			104 467 702	101 444 653
	(C)		**365 022 813**	**349 510 777**
Extraordinary charges		46	4 981 296	2 073 167
	(AND)		**370 004 109**	**351 583 944**
Income taxes		6	89 182 700	70 920 060
	(G)		**459 186 809**	**422 504 004**
Net profit/loss for the year			183 632 811	151 674 644
			642 819 620	574 178 648

The annex is an integral part of this consolidated profit and loss account by functions for the fiscal year ending 31 December 2004

THE OFFICIAL AUDITOR NO 1351



Brisa

BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.

PROFIT AND LOSS ACCOUNT BY TYPE FOR THE FISCAL YEARS

ENDING 31 DECEMBER 2004 AND 2003

(Amounts expressed in euros)

INCOME	Notes	2004	2003
Services rendered	44	532 952 679	511 372 152
Own work capitalised	53	6 694 540	4 412 346
Supplementary income		7 609 335	5 470 083
Operating subsidies		34 668	-
Other operational income and gains	50	3 380 024	2 711 225
(B)		**550 671 246**	**523 965 806**
Earnings in group and associated Companies	45	47 412 821	10 366 123
Other interest received and similar income	45	10 520 223	10 798 849
		57 933 044	21 164 972
(D)		**608 604 290**	**545 130 778**
Extraordinary income	46	34 215 330	29 047 870
(F)		**642 819 620**	**574 178 648**
Operating results:	**(B)-(A)**	**290 116 135**	**275 899 682**
Financial results:	**(D-B)-(C-A)**	**(46 534 658)**	**(80 279 681)**
Current profit/loss:	**(D)-(C)**	**243 581 477**	**195 620 001**
Profit/loss before taxes:	**(F)-(E)**	**272 815 511**	**222 594 704**
Net profit/loss for the year:	**(F)-(G)**	**183 632 811**	**151 674 644**

THE BOARD OF DIRECTORS



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.
PROFIT AND LOSS ACCOUNT BY FUNCTIONS FOR THE FISCAL YEARS ENDING 31 DECEMBER 2004 AND 2003
(Amounts expressed in euros)

	Notes	2004	2003
Goods sold and services rendered	44 and 54 (a)	532 952 679	511 372 152
Cost of goods sold and services rendered		(136 807 315)	(151 893 477)
Gross margin		396 145 364	359 478 675
Other operational income and gains		19 913 292	13 632 145
Distribution charges		(43 773 657)	(24 657 560)
Administrative charges	54 (c)	(50 874 534)	(44 809 001)
Other operating charges		(7 295 115)	(4 390 937)
Operating results		314 115 350	299 253 322
Net cost of funding	54 (d)	(84 788 258)	(78 949 358)
Gains/(losses) relating to affiliates or associated undertakings		47 388 419	2 290 740
Gains (losses) related to other investments		(3 900 000)	-
Current profit/loss		272 815 511	222 594 704
Tax on current results	6 and 48	(89 182 700)	(70 920 060)
Net profit/loss for the year		183 632 811	151 674 644
Result per share		0,306	0,253

The annex is an integral part of this consolidated profit and loss account by functions for the fiscal year ending 31 December 2004

THE OFFICIAL AUDITOR NO 1351

THE BOARD OF DIRECTORS



BRISA - AUTO-ESTRADAS DE PORTUGAL, S.A.
CASH FLOW STATEMENT FOR THE FISCAL YEARS ENDING ON 31 DECEMBER 2004 AND 2003
(Amounts expressed in euros)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Receipts from customers		590 774 372	601 987 296
Payments to suppliers		(70 905 529)	(75 390 776)
Payments to personnel		(43 371 439)	(41 906 020)
Flow generated by operations		476 497 404	484 690 500
Receipt/(Payment) of income tax		(18 544 186)	(16 972 135)
Other payments regarding operating activities		(47 362 460)	(37 139 843)
Cash flow before extraordinary items		410 590 758	430 578 522
Receipts related to extraordinary items		2 945 072	1 309 662
Payments related to extraordinary items		(1 567 091)	(1 013 363)
Cash flow from operating activities (1)		411 968 739	430 874 821
INVESTMENT ACTIVITIES:			
Receipts relating to:			
Financial investments	55	137 749 537	15 596 738
Tangible fixed assets		328 949	102 946
Investment subsidies		-	46 680 675
Interest received and similar income		18 520 680	8 856 507
Dividends	10	5 370 330	-
		161 969 496	71 236 866
Payments relating to:			
Tangible fixed assets		(201 145 277)	(172 285 395)
Financial investments	55	(166 531 874)	(34 831 528)
		(367 677 151)	(207 116 923)
Cash flow from investing activities (2)		(205 707 655)	(135 880 057)
FINANCING ACTIVITIES:			
Receipts relating to:			
Loans obtained		864 000 000	3 470 141 942
Sale of own shares		1 816 410	63 031
		865 816 410	3 470 204 973
Payments relating to:			
Loans obtained		(831 166 894)	(3 353 494 762)
Interest payable and similar charges		(107 171 983)	(85 894 742)
Dividends	40	(137 027 634)	(131 111 079)
		(1 075 366 511)	(3 570 500 583)
Cash flow of financing activities (3)		(209 550 101)	(100 295 610)
Variation of cash and its equivalents (4) = (1) + (2) + (3)		(3 289 017)	194 699 154
Cash and equivalents at the start of the year		4 980 162	(189 718 992)
Cash and equivalent at End of the Period	55	1 691 145	4 980 162

The annex is an integral part of this consolidated profit and loss account by functions the fiscal year ending 31 December 2004

THE OFFICIAL AUDITOR NO 1351

THE BOARD OF DIRECTORS

BRISA - AUTO-ESTRADAS DE PORTUGAL, S. A.

ANNEX TO THE FINANCIAL STATEMENTS

AS OF 31 December 2004

(Amounts expressed in euros)

NTRODUCTORY NOTE

Brisa – Auto-Estradas de Portugal, S. A. ("Company" or "Brisa") was set up on 28 September 1972 and its main activity is the construction, maintenance and operation of motorways and corresponding service areas, on a concession basis, as well as the study and implementation of social facilities. The Company may also carry out other activities related to its corporate purpose, in particular submit bids for new construction, maintenance and operation concessions, both for roads and for service areas, with government consent.

Decree-Law No. 467/72, of 22 November, defined the basis for the concession to Brisa of the construction, maintenance and operation of motorways. Since then the basis for the concession has been subject to periodical review, with the introduction of alterations that have been included in the text of the concession agreement.

Decree-Law No. 294/97 of 24 October, Decree-Law No. 287/99 of 28 July and Decree-Law No. 314 A/2002 of 26 December, approved the concession basis currently applicable, some aspects of which, due to their importance and impact on the economic and financial situation of Brisa, are highlighted below:

- The total length of the motorway network allocated was established at 1 105.8 kilometres, of which 1 010.8 are open to traffic and 77 kilometres are not subject to tolls.

- The end of the concession was established at 31 December 2032 and the goods directly related to the concession, identified in the financial statements as revertible tangible fixed assets, shall revert to the State at the end thereof.

- The financial participation by the State for the investments made since 1 July 1997 is 20% of the cost of eligible construction. From the total amount of the financial participation due from the State shall be deducted the amounts received from other entities, namely European Union financing, aimed at participating in investment in revertible tangible fixed assets.

- The amounts corresponding to the financial participation due from the State are accounted in a current account designed exclusively for that purpose, the balance of which shall be checked and adjusted once every six months, and Brisa should submit, within 60 days after each six month period, to the Directorate General of the Treasury, the balance of the current account, based on a technical notes and confirmed by an opinion from the Supervisory Board, by way of a favourable prior opinion to the General Inspectorate of Finance (Note 49 (a)).

- As far as tax benefits are concerned, the most important situations are as follows:

  - Exemption from Stamp Tax and Derrama (municipal surcharge) until 31 December 2005.

  - As far as Corporation Tax is concerned and in relation to the activity carried out under the concession agreement, the Company may make deductions from its taxable base, up to an amount equivalent to that taxable base, of an amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, carried out between 1995 and 2002 inclusive. The deduction referred to above shall be made from the final accounts for the fiscal years 1997 to 2007 (Note 6).

- The company capital will have to be increased when the difference between equity, after the year's profit/loss to be distributed has been deducted, and liabilities, after deferred income has been deducted based on the last annual balance sheet approved, is less than 25%.

- In the last five years of the concession the State may, by way of particular conditions that guarantee financial arrangements, recover the concession.

- The supervision of the concession is the responsibility of the Ministry of Finance, for financial issues, and the Ministry responsible for the road sector for other issues.

The notes following respect at numbering sequential defined in Official Plan of Accounts. Those without numbering in this annex are not applicable to the Company, or their presentation is not important for a reading of the attached financial statements.

3. BASIS OF PRESENTATION AND PRINCIPAL ACCOUNTING PRINCIPLES

The attached financial statements were prepared, on the going concern basis as from the accounting books and records of the Company, in accordance with generally accepted accounting principles in Portugal.

These financial statements refer to the individual business of the Company and were prepared in compliance with legal provisions. Although financial investments in subsidiary companies have been recorded by the equity method, which is in compliance with generally accepted accounting principles, these financial statements do not include the effect of full consolidation to the level of assets, liabilities, income and costs, which reflect, with regard to individual accounts, the following increases:

Total net assets	132 936 454
Total liabilities (excluding minority interests)	125 381 431
Total revenue	75 596 893

Note 16 presents financial information on group and associated companies.

The principal accounting criteria used in the preparation of the financial statements were the following:

a) Intangible fixed assets

Intangible fixed assets, which essentially comprise expenditure related to the setting up and organisation of the company, to capital increases, to development studies and projects, to industrial property and other rights, are stated at acquisition cost and depreciated on a straight-line basis, by twelfths from the month of entry of these expenses for a three-year period, with the exception essentially of the amount paid to the State for the right to collect tolls on the CREL, which is depreciated starting on January 2003 (Note 8), for the remainder of the concession period.

b) Tangible fixed assets (non-revertible

Tangible fixed assets are stated at acquisition cost.

Depreciation is provided on a straight-line basis. For goods commissioned up to 31 December 2002, an annual depreciation is provided and for those acquired in 2003, the depreciation is provided in twelve parts from the month of commissioning of those goods, in accordance with the following estimated useful lives:

	Years of useful life
Buildings and other constructions	10 to 50
Basic equipment	4 to 10
Transport equipment	4 to 6
Tools	4
Office furniture and fittings	3 to 10

c) Tangible fixed assets revertible to the State

In accordance with the current Concession Agreement, the goods directly related to the concession business revert, without any compensation, to the State as of 31 December 2032. These goods are subject to the regulations of public property and are allocated to the business activity of the company which may freely administer them, in that framework, but not dispose of them on a private legal commercial basis.

(i) The revertible tangible fixed assets were originally stated by their historical acquisition or construction cost, including indirect costs attributable during the construction period.

The historical value of the infrastructures of the sections and subsections that were in operation of 31 December 1988, was reassessed in the fiscal year of 1989, under Order No. 158/90F-DE, of 15 February, from the Secretary of State of Finance (Note 12).

(ii) The criteria for inclusion of indirect costs in the revertible tangible fixed assets, during the construction period, are the following:

Overhead costs

The overhead costs of the departments assigned to construction are added to the cost of the sections, subsections and service areas under consideration and in construction, proportionally to the value of the corresponding direct investment.

Interest expenses

Interest expenses, which correspond essentially to the net value of costs and income with interest and exchange rates differences, are calculated by the application of an average rate of the cost of the financing to the accumulated value of the direct investment in sections, subsections and service areas under consideration and in construction, after deduction of the amounts received from the State and of EC grants.

Overhead costs and interest expenses calculated and included as described above in the cost of the fixed assets in progress, against the revenue heading "Own work capitalised", are transferred to revertible tangible fixed assets when the sections, subsections and service areas enter into operation (Note 53).

The depreciation of the revertible tangible fixed assets is provided on the acquisition or construction value, or reassessed as follows:

Sections and subsections (excluding the wearing course of flexible pavements), service areas and complementary projects in operation

On a straight-line basis, based on the current period until the end of the concession, by twelfths from the month of commissioning. For this purpose, the term of the period of concession used was the following, depending on the period when the investment was made:

	Expiry of the concession
Until 30 September 1985	2002
From 1 October 1985 to 31 August 1991	2015
From 1 September 1991 to 31 December 1995	2020
From 1 January 1996 to 30 September 1997	2025
From 1 October 1997 to 30 June 1999	2030
After 1 July 1999	2032

Flexible pavements – wearing course

On a straight-line basis over eight years (average estimated useful life for wearing course of flexible pavements), by twelfth parts from the month of commissioning of the respective sections and subsections, to be, in any event, fully depreciated by the end of the concession period.

Repairs of sections and subsections

Expenses with running repairs and maintenance are recorded as a cost of the fiscal year in which they occur.

Major repairs and improvements, which consist essentially of the substitution of the wearing course, are depreciated on a straight-line basis over eight years, and should in any event be fully depreciated by the end of the concession period.

Basic operation equipment

On a straight-line basis, on the basis of their estimated useful life, from the year of commissioning, and should in any event be fully depreciated by the end of the concession period.

The depreciation rates used correspond to the following estimated useful lives:

	Years of useful life
Communications network	10
Toll equipment	5
Supplementary equipment	4 to 20

d) Financial Investments

Financial investments in group and associated companies are recorded by the equity method. According to this method, financial investments are initially recorded at acquisition cost, increased or reduced in the amount corresponding to the difference between that cost and the proportional value of the equity of the subsidiaries at acquisition date. These differences are recorded in intangible fixed assets under the heading "Transfers", being depreciated over the average period for recovery of the investments, by twelfths from the month of their acquisition.

According to the equity method, financial investments are adjusted periodically in the amount corresponding to the participation in the net profits/loss or in other variations in the other equity headings of the associated companies, against gains or financial costs, or adjustments of shares in capital, respectively. In addition, the results distributed by these subsidiary companies, as dividends or profit, are deducted from the value of the financial investment at the time of its attribution.

The other financial investments are recorded at acquisition cost, after deduction of a provision for estimated losses in their implementation, when applicable.

e) Inventories

Goods are stated at acquisition cost, which is less than their market value.

f) Provision for doubtful debt

Provision for doubtful debt is determined on the basis of assessment of estimated risks due to the non-collection of the accounts receivable from customers.

g) Foreign currency balances and transactions

The assets and liabilities expressed in foreign currency for which there is no fixed exchange rate agreement were converted to Euros, using the exchange rates in force at the end of the period. Exchange rate differences, both favourable and unfavourable, resulting from differences between exchange rates applicable at the transaction date and those at the date of collection, payments or on the date of the balance sheet, were recorded as income and costs in the profit and loss account.

h) Deferred costs

Deferred costs comprise mainly:

(i) Guaranteed revenue differentials, which correspond to amounts that Brisa had a right to receive from the State based on the concession agreement in force up to 1985, and received by December 1989 in the form of interest free advances (Note 50 (a)), and what, according to the 1985 concession agreement, would be reimbursed if, and when, there was a financial surplus.

(ii) Interest expenses on loans from Clause 2 of the Financial Balance Agreement, signed in 1985, corresponding to interest over the period from 1986 to August 1991 on loans paid by the State on the behalf of the Company (Note 50 (b)).

Until the 1991 concession agreement came into effect, studies then available showed that the Company would not have the financial standing to repay guaranteed revenue differentials, for which reason the amount in question was not depreciated. However, the 1991 concession agreement established the unconditional requirement to pay the State of the guaranteed revenue differentials and the interest expenses on the loans in Clause 2 of the Financial Balance Agreement, for which reason, taking into consideration that Brisa agreed to pay those amounts against offsets that permit its feasibility, the amounts in question were transferred to costs on the concession horizon, in equal amounts from September 1991, when that concession agreement became effective.

i) Deferred income

Deferred income comprises mainly:

(i) Subsidies received from the State and the European Union to finance revertible tangible fixed assets, which for this purpose are stated applying the percentages defined in the concession agreement to subsidisable investment carried out, are recorded in deferred income in the year when the Company acquires the right to receive those amounts and recognised on the profit and loss account in accordance with the criterion applicable to depreciation of subsidised revertible tangible fixed assets (Note 50 (d)).

(ii) The amount of compensation obtained from the State in December 1995, resulting from the abolition of the collection of tolls on some subsections in the metropolitan areas of Lisbon and Oporto, under the terms of Decree-Law No. 330-A/95, of 16 December, was recorded in deferred income, being recognised on the profit and loss account in identical amounts until 2025 (date of the expiry of the concession on the date when the collection of tolls was abolished) (Note 50 (e)).

j) Retirement pensions

Since 1988 there has been a supplementary retirement, invalidity and survival pension plan for the employees of Brisa, except administrators, with defined benefits. For the coverage of these liabilities, a pension fund was set up in 1988 that is managed autonomously by a pension fund management company.

Brisa has adopted as accounting policy for recording its liabilities with the payment of retirement, invalidity and survival pensions the criteria established in Accounting Directive No. 19, issued by the Portuguese Accounting Standards Board on 21 May 1997. This Directive establishes that companies with pensions plans must recognise the costs with the attribution of these benefits as services are provided by the beneficiary employees. Thus, at the end of each accounting period, Brisa obtains an actuarial study drawn up by an independent entity, to know the amount of its liabilities on that date and the cost with pensions to be recorded in that fiscal year. The liabilities thus estimated are compared to the market values of the pension fund, in order to determine the amount of the differences to be recorded. Costs with pensions are recorded under the heading "Labour costs – Social security/welfare expenses", in accordance with the aforementioned directive, based on the values determined by the actuarial study (Note 31).

k) Accruals basis

Income and expenses are recorded on an accruals basis, in the period to which they are related regardless of when the amounts are received or paid. The differences between the amounts received and paid and the corresponding income and expenses are recorded under the headings "Accruals and Deferrals" (Note 50).

m) Financial instruments

The financial instruments are related to interest rate and exchange rate *swap* operations on bank loans, to reduce the risk of losses due to the variation in these rates.

The exchange rates differences calculated up to the date of the *swap* operations, between the exchange rates at which the loans were converted and the contracted exchange rate, are recorded in the profit and loss account. For interest rate *swap* contracts, interest expenses are calculated and accounted in the profit and loss account based on the interest rates estimated in each contract.

n) Deferred taxes

Deferred taxes refer to the temporary differences between the amounts of assets and liabilities for the purposes of accounting records and the respective amounts for the purposes of taxation, as well as those due to tax benefits obtained (Note 6).

Deferred tax assets and liabilities are calculated and evaluated on an annual basis using the taxation rates that are expected to be applicable on the date of the reversion of the temporary differences.

Deferred tax assets are recorded exclusively when there are reasonable expectations of sufficient future taxable profits for them to be used. On the date of each balance sheet, a reassessment is made of the temporary differences underlying the deferred tax assets in order to be recognised or adjusted depending on of the current expectations for future recovery.

6. TAXES

Following the publication of Decree-Law No. 287/99 and Decree-Law No. 294/97, of 28 July and 24 October, respectively, there was an alteration in the benefits that the Company enjoyed regarding Corporation Tax (IRC). Brisa's activities, within the scope of the concession agreement, are no longer exempt from Corporation Tax, and the Company may now make deductions from its taxable base, up to an amount equivalent to that taxable base, of an amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, carried out between 1995 and 2000 inclusive. This deduction can be made from the final accounts for the years from 1997 to 2005.

Under the terms of Decree-Law No. 287/99, of 28 July, the investments are used as a base to calculate the deduction were extended to those made in 2001 and 2002, although in this case only investments subject to the alteration in the traffic opening programme in Base VII annexed to Decree-Law No. 287/99 of 28 July will be considered. The deduction corresponding to these investments may be made for Corporation Tax up until 2007.

In addition, the Company is exempt from Stamp Tax and "Derrama" until 31 December 2005, with regard to the business developed in the framework of the concession agreement, under the terms of Decree-Law No. 271/99 of 16 July.

The values resulting from the application of the method established, can be summarised as follows:

• Amount corresponding to 50% of investments in revertible tangible fixed assets, from the part not subsidisable by the State, made by Brisa:	
- Between 31 December 1995 and 2002	777 703 663
• Pre-corporation tax deductions for:	
- Fiscal years 1997 to 2003	(415 794 155)
- In the fiscal year ending 31 December 2004	(59 005 707)
	(302 903 801)
• Adjustments made in 2004 regarding the value of investments not subsidisable by the State	(738 680)
Balance as of 31 December 2004, deductible in future tax periods.	302 165 121

The adjustments made regarding previous fiscal years result from the correction made to the value of the investments subsidisable by the State, following the inspection made by the Directorate General of the Treasury (Introductory Note).

For the part of its business that does not fit into the concession agreement, the Company is subject to Corporation Tax at the normal rate of 25%, which can be increased by "Derrama" up to a maximum rate of 10%, resulting in an aggregate maximum tax rate of 27.5%.

According to legislation in force, tax declarations are subject to review and correction by the tax authorities during a period of four years (ten years for Social Security until 2000 inclusive, and five years after 2001), except when there have been fax losses, tax benefits have been granted, or inspections, complaints or disputes are in progress, in which case, depending on circumstances, the time-limits are extended or suspended. Thus, the Company's tax declarations for the years 2001 to 2004 could still be subject to review. The Board of Directors believes that any corrections which may result from reviews/inspections of those tax declarations would not have a significant impact on the financial statements as of 31 December 2004.

Tax losses can be carried forward for six years after they occur and deducted to taxable income generated during that period.

All situations that might significantly affect future taxes are highlighted by the application of deferred tax rules. Changes in the fiscal year as a result of these regulations, regarding their type and impact on financial statements as of 31 December 2004, are as follows:

a) Changes in deferred tax assets:

Deferred tax assets	Opening balance	Constitution	Reversion	Closing balance
Tax benefit	361 909 508	-	(82 144 387)	279 765 121
Tax losses to be carried forward	21 225 376	699 244	(9 090 311)	12 834 309
Non-deductible provisions	4 241 043	1 474 768	-	5 715 811
	387 375 927	2 174 012	(91 234 698)	298 315 241

As of 31 December 2004, the final balance of deferred tax assets corresponded to the best estimate in view of the length of time their were used.

	Concession activity	General regime	Total
Result before tax	231 812 650	41 002 861	272 815 511
Nominal tax rate	25%	25%	25%
Expected tax	57 953 163	10 250 715	68 203 879
Permanent differences (i)	309 591	(11 677 979)	(11 368 388)
Temporary differences (ii)	742 953	975 000	1 717 953
	59 005 707	(452 264)	58 553 444
Adjustments to taxable income:			
Autonomous taxation (Note 48)	-	122 014	122 014
Tax benefits	(59 005 707)	-	(59 005 707)
Tax loss to be carried forward	-	452 264	452 264
Income taxation	-	122 014	122 015
Effective tax rate	0%	0%	0%
Current tax (Note 48)	-	122 014	122 014
Deferred tax	81 742 119	7 318 567	89 060 686
	81 742 119	7 440 581	89 182 700

b) Reconciliation of the tax rate:

(i) As of 31 December 2004, these differences refer essentially to the effect of the application of the equity method.

(ii) As of 31 December 2004, these differences refer to non-deductible provisions.

7. EMPLOYEES WORKING FOR THE COMPANY

During the fiscal year ENDING 31 December 2004, the Company had an average of 1 816 employees.

8. INDUSTRIAL PROPERTY AND OTHER RIGHTS

As of 31 December 2004, this heading included essentially the amount paid by the Company to the State (awarding authority) for the right to collect tolls on the CREL from 1 January 2003 (Note 3 (a)), under the terms of Decree-Law No. 314 A/2002, of 26 December, after deduction of the amount received earlier on abolition of these same tolls and which, as of 31 December 2002, had not yet been recognised as revenue.

10. FIXED ASSETS

During the year ending 31 December 2004, changes in the values of intangible and tangible fixed

	Gross assets Opening Balance	Increases	Disposals and write-offs	Transfers	Closing balance
Intangible fixed assets:					
Set-up Expenses	6 072 924	-	-	-	6 072 924
Industrial Property and other rights	239 872 844	-	-	-	239 872 844
	245 945 768	-	-	-	245 945 768
Tangible fixed assets:					
Land and natural resources	1 109 079	-	-	-	1 109 079
Buildings and other constructions	8 795 270	-	-	-	8 795 270
Basic equipment	4 097 935	420 870	(211 064)	182 456	4 490 197
Transport equipment	5 274 959	1 051 155	(1 541 059)	-	4 785 055
Tools	89 209	1 736	(11 428)	-	79 517
Office furniture and fittings	16 874 742	2 067 630	(264 449)	395 742	19 073 665
Fixed assets in progress	1 186 185	512 418	-	(817 848)	880 755
Advances on tangible fixed assets	126 617	26 504	(66 312)	-	86 809
	37 553 996	4 080 313	(2 094 312)	(239 650)	39 300 347
Revertible tangible fixed assets:					
Motorway sections	3 914 364 440	7 384 435	-	5 120 617	3 926 869 492
Basic operation equipment	52 725 498	392 910	-	710 974	53 829 382
Service areas, monuments and sculptures	10 139 695	-	-	-	10 139 695
Fixed assets in progress	60 306 366	214 589 153	-	(3 115 267)	271 780 252
Advances on tangible fixed assets	4 882 072	2 082 940	(998)	(2 476 674)	4 487 340
	4 042 418 071	224 449 438	(998)	239 650	4 267 106 161

assets and financial investments, as well as in their accumulated depreciation and in provisions were as follows:

	Gross assets				
	Opening balance	Increases	Equity method	Reductions	Closing balance
Financial investments:					
Shares in group undertakings	39 610 594	1 064 518	16 038 917	(4 976)	56 709 053
Shares in other undertakings	60 768 075	-	-	-	60 768 075
Loans to group undertakings	362 897 624	157 832 356	-	(38 807 000)	481 922 980
Loans to other companies	6 550 000	7 735 000	-	-	14 285 000
Securities and others investments	98 937 557	-	-	(98 937 557)	-
	568 763 850	166 631 874	16 038 917	(137 749 533)	613 685 108

	Depreciation accumulated			
	Opening balance	Increase	Disposals and write-offs	Closing balance
Intangible fixed assets:				
Set-up Expenses	5 900 938	58 967	-	5 959 905
Industrial Property and other rights	8 818 113	8 748 771	-	17 566 884
	14 719 051	8 807 738	-	23 526 789
tangible fixed assets:				
Buildings and other constructions	1 677 816	203 675	-	1 881 491
Basic equipment	2 693 648	399 969	(204 879)	2 888 738
Transport equipment	3 012 667	972 877	(1 243 176)	2 742 368
Tools	78 145	4 222	(11 428)	70 939
Office furniture and fittings	11 801 021	2 247 419	(263 495)	13 784 945
	19 263 297	3 828 162	(1 722 978)	21 368 481
Revertible tangible fixed assets:				
Motorway sections	955 118 472	110 830 737	-	1 065 949 209
Basic operation equipment	40 168 484	3 185 210	-	43 353 694
Service areas, monuments and sculptures	2 107 015	276 989	-	2 384 004
	997 393 971	114 292 936	-	1 111 686 907

Revertible tangible fixed assets - sections and subsections of motorways in operation

The costs of the sections and subsections in operation, per motorway, as of 31 December 2004, as well as the corresponding accumulated depreciation, have the following composition:

	A1 Norte	A2 Sul	A3 Oporto/ Valença	A4 Oporto/ Amarante	A5 Costa do Estoril	A6 Marateca/ Caia	A9 CREL	A10 Bucelas/ Carregado/ IC3	A12 Setúbal/ Montijo	A13 Almeirim/ Marateca	A14 Fig. Foz/ Coimbra	Total 2004
Gross Value												
Studies	13 228 941	20 475 178	12 008 399	4 426 184	3 506 159	7 191 299	5 622 408	2 568 446	1 393 592	1 893 376	2 156 781	74 468 745
Acquisition of land	44 917 185	22 096 413	71 080 220	36 698 530	37 191 657	12 650 909	29 856 918	3 879 103	11 459 232	4 858 517	8 829 923	283 518 607
Works	585 737 698	827 355 524	427 996 727	180 471 491	137 083 902	277 442 292	199 367 340	99 634 675	67 504 415	78 108 066	109 132 620	2 989 834 950
Other costs	1 104 908	330 806	1 365 986	261 283	911 718	69 071	127 303	3 666 746	18 749	11 677	464 691	8 332 938
	644 988 732	870 257 921	512 451 332	221 857 488	178 693 436	297 353 571	234 973 969	109 747 170	80 375 988	84 871 636	120 584 015	3 356 155 240
Overhead costs	31 108 240	23 558 415	20 169 805	8 281 005	7 180 590	11 963 006	7 733 568	6 548 712	2 552 589	3 175 109	7 089 732	129 380 871
Interest expenses (Note 11 and 14)	71 753 637	31 301 270	27 283 597	11 537 208	7 961 277	16 047 218	19 222 298	3 690 473	4 258 747	1 773 306	3 790 094	198 619 125
Gross historical cost	747 850 609	925 117 606	559 904 734	241 675 681	193 835 303	325 363 795	261 929 935	119 986 355	87 187 324	89 820 053	131 463 841	3 684 135 236
Revaluation	190 812 834	34 173 420	-	-	-	-	-	-	15 172 103	-	-	240 158 357
Expropriations (Mark 52 (a))	-	-	-	-	-	-	-	-	-	-	-	2 575 899
Gross revaluated cost	938 663 443	959 291 026	559 904 734	241 675 681	193 835 303	325 383 795	261 929 935	119 986 355	102 359 427	89 820 053	131 463 841	3 926 869 492
Depreciation accumulated												
Historical depreciation	294 582 107	137 660 277	143 063 239	81 490 810	68 973 784	73 764 046	68 922 182	5 527 353	21 617 117	8 854 790	13 086 660	917 542 365
Revaluation	116 075 208	22 583 138	-	-	-	-	-	-	9 748 498	-	-	148 406 844
Revaluated accumulated depreciation	410 657 315	160 243 415	143 063 239	81 490 810	68 973 784	73 764 046	68 922 182	5 527 353	31 365 615	8 854 790	13 086 660	1 065 949 209
Net revaluated accounting values	528 006 128	799 047 611	416 841 495	160 184 871	124 861 519	251 599 749	193 007 753	114 459 002	70 993 812	80 965 263	118 377 181	2 860 920 283

	Provisions			
	Opening balance	Increase	Reduction	Closing balance
Shares in other companies (Notes 16 and 34)	-	3 900 000	-	3 900 000

The investment in revertible tangible fixed assets in the fiscal year ending 31 December 2004

Direct investment:	
Works	175 862 665
Acquisition of land	10 769 187
Others	31 123 046
	217 754 898
Indirect investment (Note 53)	6 694 540
	224 449 438

resulted from:

Revertible tangible fixed assets in progress

Changes in revertible tangible fixed assets in progress in the fiscal year ending 31 December 2004 were as follows:

	Opening balance	Additions	Transfers	Closing balance
Motorway sections:				
Infrastructures	32 401 966	162 259 461	1 504 322	196 165 749
Overhead costs (Note 53)	1 022 861	1 161 584	-	2 184 445
Interest expenses (Notes 11, 14, 45 and 53)	629 159	3 654 853	-	4 284 012
	34 053 986	167 075 898	1 504 322	202 634 206
Complementary projects:				
Infrastructures	21 577 717	41 537 107	(697 146)	62 417 678
Overhead costs (Note 53)	1 337 753	298 137	(3 901)	1 631 989
Interest expenses (Notes 11, 14, 45 and 53)	1 622 627	1 579 275	(88 881)	3 113 021
	24 538 097	43 414 519	(789 928)	67 162 688
Major repairs	1 638 894	4 098 045	(3 829 661)	1 907 278
Service areas:				
Infrastructures	52 861	-	-	52 861
Overhead costs (Note 53)	18 746	-	-	18 746
Interest expenses (Notes 11, 14, 45 and 53)	3 782	691	-	4 473
	75 389	691	-	76 080
	60 306 366	214 589 153	(3 115 267)	271 780 252

The sections and subsections in progress in relation to which expenditure has already been incurred in studies and/or construction, are the following:

Construction	Extension (Kms)	Start date projects	Direct investment already incurred		
			Until 2003	2004	Total
A10 - Bucelas/Carregado (IC3)					
Bucelas/IC3	33,6	1st half of 2002	4 764 600	33 821 735	38 586 335
A13 - Almeirim/Marateca					
Almeirim/Stº Estevão	61,5	2nd half of 2002	29 523 514	118 344 284	147 867 798
	95,1		34 288 114	152 166 019	186 454 133

Financial Investments

Changes during the fiscal year ending 31 December 2004 in the financial investments headings, were as follows:

Shares in group company capital

The increase in the heading "Shares in group company capital" relates to the capital increase recorded at Brisal – Auto–Estradas do Litoral, S. A. ("Brisal"), of 1 064 518 Euros. The reduction recorded in this heading amounting to 4 976 Euros resulted from the sale of 5 000 shares in the capital of Brisal.

The application of the equity method to financial investments in groups companies, as of 31 December 2004, had the following impact:

Name	Earnings on companies in the group (Note 45)	Losses on companies in the group (Note 45)	Adjustments for shares (Note 40)	Dividends	Provisions (Note 34)	Total
Brisa Serviços Viários, SGPS, S. A. ("Brisa Serviços")	2 451 239	-	67 421	-	-	2 518 660
Brisa Internacional, SGPS, S. A. ("Brisa Internacional")	26 046 593	-	(5 567 687)	-	(20 478 906)	-
Brisa Finance B..V. ("Brisa B..V.")	-	(24 402)	-	-	-	(24 402)
Brisa Participações, SGPS, S. A. ("Brisa Participações")	18 914 989	-	-	(5 370 330)	-	13 544 659
	47 412 821	(24 402)	(5 500 266)	(5 370 330)	(20 478 906)	16 038 917

In the fiscal year ending 31 December 2004, Brisa Internacional recorded conversion exchange reserves, in equity capital, of 5 567 687 Euros, resulting from the conversion to Euros of the financial statements of Brisa Participações e Empreendimentos, Ltda. ("BPE"), originally expressed in Brazilian reals and from the effect of the financial instruments to cover the financial stake in that subsidiary. From application of the equity method to financial investment in Brisa Internacional, the Company recorded the same value in the heading "Adjustments in investments".

Loans for financing group companies

The increase in the heading "Loans to group undertakings", is as follows:

Brisa Internacional	121 471 700
Brisa Participações	24 300 000
Brisal	9 940 656
Brisa Serviços Viários	2 120 000
	157 832 356

The reduction in this heading resulted from the repayments made by the following group companies:

Brisa Internacional	(33 375 000)
Brisa Serviços Viários	(5 432 000)
	(38 807 000)

Loans to other companies

The increase in this heading corresponds to a loan made to ONI, SGPS, S. A. amounting to 7 735 000 Euros.

Securities and others investments

The reduction in this heading resulted from the settlement of the three promissory notes amounting to 61 231 110 Euros, 6 983 191 Euros and 30 723 256 Euros acquired in June and July 2001 and in March 2002, respectively.

11. INTEREST PAYABLE CAPITALISED

During the fiscal year ending 31 December 2004, the Company included in the heading "Revertible tangible fixed assets in progress" 5 234 819 Euros (Notes 10, 14, 45 and 53) related to interest expenses on loans that finance revertible tangible fixed assets during their construction period.

In this fiscal year, the average annual interest rate used in the calculation of these interest expenses was 3.6%.

12. REVALUATION OF TANGIBLE FIXED ASSETS (LEGISLATION)

The revertible tangible fixed assets in operation in 31 December 1988, corresponding to Auto-Estrada do Norte (A1), do Sul (A2) and Setúbal/Montijo (A12), was revaluated under Order No. 158/90F-DE of 15 February, from the Secretary of State of Finance. The reassessment was made in 1989 and related to 31 December 1988, having used the coefficients of currency devaluation published in Order in Council No. 237/89, of 30 March (Note 13).

13. REVALUATION OF TANGIBLE FIXED ASSETS

The detail of the historic costs of the tangible fixed assets and their revaluation, net depreciation as of

	Net historical costs	Net revaluations	Revaluated net accounting values
Revertible tangible fixed assets:			
Auto-estrada do Norte (A1)	453 268 502	74 737 626	528 006 128
Auto-estrada do Sul (A2)	787 457 329	11 590 282	799 047 611
Auto-estrada Setúbal/Montijo (A12)	65 570 207	5 423 605	70 993 812
	1 306 296 038	91 751 513	1 398 047 551

31 December 2004, is the following:

Given Brisa's current tax regime (Note 6), depreciation corresponding to the revaluation performed is entirely accepted as a tax cost.

14. TANGIBLE FIXED ASSETS AND FIXED ASSETS IN PROGRESS (ADDITIONAL INFORMATION)

The tangible fixed assets revertible to the State at the expiry of the concession, allocated to each of the company's activities, are as follows as of 31 December 2004 (gross values):

Construction, maintenance and operation of motorways	4 256 966 466
Construction, maintenance and operation of service areas	10 139 695
	4 267 106 161

The interest expenses included in revertible tangible fixed assets (Note 3 c) (ii), are as follows:

Opening balance	201 048 368
Increases in 2004 (Note 11)	5 234 819
Final balance	206 283 187

In the final balance, the value of 198 619 125 Euros refers to subsections in operation (Note 10), 262 556 Euros refer to service areas in operation and 7 401 506 Euros refer to fixed assets in progress (Note 10).

16. GROUP COMPANIES

As of 31 December 2004, the group companies, along with their main financial information, extracted

Shares in group undertakings	Registered offices	Direct percent. share	Own shares	Revenue total	Net result of fiscal year	Value of balance
	São Domingos de Rana					
Brisa Internacional	Quinta da Torre da Aguilha São Domingos de Rana	1	337 516 177	30 079 189	26 046 593	-
Brisa Participações	Quinta da Torre da Aguilha São Domingos de Rana	1	123 911 764	5 400 278	5 366 471	44 801 317
Brisa BV	Amsterdam Holland	1	4 070 657	54 534 108	78 109	4 070 657
Brisal	Quinta da Torre da Aguilha São Domingos de Rana	1	13 806 227	8 596 739	-	1 104 324
Brisa Serviços	Quinta da Torre da Aguilha	1	12 026 229	5 483 694	2 191 614	6 732 755
						49 976 298

from the corresponding financial statements to date, were as follows:

The financial investments in these subsidiary companies are recorded by the equity method. However, in the application of this method the demonstrations of these companies were adapted, in order to take into consideration earnings and losses in intragroup transactions. On the other hand, the equity of the subsidiary companies includes the following accessory provisions of capital, which are recorded on the balance sheet as "Loans to group undertakings".

Brisa Internacional	348 879 031
Brisa Participações	118 485 293
Brisal	9 940 656
Brisa Serviços	4 618 000
	481 922 980

In addition, as indicated in Note 10, the Company has the following financial investments:

Shares in other undertakings:	
ONI, SGPS, S. A. (a)	60 758 093
Other	9 982
	60 768 075
Loans to other companies:	
ONI, SGPS, S. A.	14 285 000

(a) The stake in ONI, SGPS, S. A. corresponds to 17% of its capital and is recorded at acquisition cost.

Balances as of 31 December 2004 with group companies, are as follows:

	Customers, current account	Other debtors (Note 49)	Other loans obtained	Accrued costs	Other creditors	Suppliers, current account	Suppliers of fixed assets
Brisa Serviços	3 588	2 548 011	-	-	-	-	-
Brisa Internacional	36 569	-	-	-	-	-	-
Via Verde Portugal - Gestão de Sistemas Eletrónicos de Cobrança, S. A. ("Via Verde Portugal")	157 343	40 939	-	-	-	157 294	-
Brisa Access Electrónica Rodoviária. ("BAER")	293 517	-	-	-	-	802 467	-
Brisa Assistência Rodoviária, S. A. ("BAR")	561 124	-	-	-	-	347 719	-
Brisa Conservação de Infraestruturas, S. A. ("BCI")	591 106	-	-	-		1 234 093	43 398
Brisa Engenharia e Gestão, S. A. ("BEG")	195 855	61	-	-	-	677 584	1 624 656
Mcall - Serviços de Telecomunicações, S. A. ("MCall")	7 333	-	-	-	3 119	125 392	-
Brisa Participações	-	-	-	-	-	-	-
Brisa BV	(16 954)	-	4 100 000	336 814	-	-	-
Brisal	661 938	-	-	-	-	-	-
Toitorres - Inspecções S. A. ("Toitorres")	1 071	-	-	-	-	-	-
Satev - Sociedade Assitência Técnica a Veículos, Lda ("Satev")	714	-	-	-	-	-	-
Controlauto - Controlo Técnico Automóvel, S. A. ("Controlauto")	10 245	-	-	-	-	8 926	-
	2 503 449	2 589 011	4 100 000	336 814	3 119	3 353 475	1 668 054

In addition, the transactions made with group companies in the fiscal year ending 31 December 2004

	External services and supplies	Financial costs	Provisions of services	Supplementary revenue	Financial revenue	Other revenue and earnings
Brisa Serviços	-	-	-	2 340	36 941	-
Brisa Internacional	-	-	-	41 820	-	-
Via Verde Portugal	11 392 219	-	292	679 176	-	-
BAR	9 000 322	-	19 433	470 712	-	-
BAER	4 513 958	-	-	669 720	-	-
BCI	9 474 380	-	-	755 741	-	151 857
BEG	557 156	-	-	983 186	262	-
Brisa BV	-	168 100	-	-	-	-
Controlauto	7 414	-	-	51 633	-	-
Satev	-	-	-	3 599	-	-
Brisal	472	-	-	1 684 619	-	287 350
toitorres	-	-	-	3 599	-	-
MCall	624 570	-	-	24 648	-	-
	35 570 491	168 100	19 725	5 370 793	37 203	151 857

were as follows:

23. DOUBTFUL DEBTS

As of 31 December 2004, there were customer and other debts classified as doubtful totalling 15 686 861 Euros, which is provided for in its entirety (Note 34).

25. EMPLOYEE DEBT

As of 31 December 2004, the Company had the following credit and liabilities with employees:

Liabilities (Note 49)	1 461 538
Credit (Note 52)	307 055

29. LIABILITIES OVER FIVE YEARS

As of 31 December 2004 liabilities over five years were as follows 1 002 344 833 Euros (Note 51).

31. FINANCIAL COMMITMENTS NOT INCLUDED IN THE BALANCE SHEET

Retirement Pensions

A supplementary plan is in force for retirement, disability and survival pensions, through which employees who reach retirement age at the service of the Company and of some of its subsidiaries and who have worked at the company for at least ten years, as well as those who with at least five years service become disabled, have a right to a retirement pension additional to the pension guaranteed by Social Security.

The subsidy defined in the pension plan corresponds to 7% of the net remuneration on the date of retirement, plus 0.5% for each year of work after the tenth year. Also according to the existing plan, the retirement pension supplement may not exceed by more than 17% the value of the net remuneration on the date of retirement and the sum of this pension with that attributed by Social Security may also not exceed this net remuneration.

This plan also grants, in certain conditions, in the event of death of the beneficiary, the right to a supplementary survival pension for the surviving spouse, children or equivalent, corresponding to 50% of the supplementary retirement pension that the beneficiary is receiving.

The responsibilities emerging from the above arrangement were transferred to an autonomous pension fund and calculated six-monthly based on actuarial studies, drawn up by independent experts, the last available being from 31 December 2004.

The actuarial studies from 31 December 2004 and 2003 used the methodology entitled *Projected Unit Credit* and are based on the following assumptions and actuarial techniques:

Technical actuarial rate	4.5%
Annual fund yield	6.0%
Annual salary growth	3.0%
Annual pension growth	0%

In addition, the demographic assumptions considered as of 31 December 2004 and 2003 were the following:

Mortality table – TV 73/77

Invalidity table – EKV80

According to the aforementioned actuarial studies, the cost with supplementary retirement pensions in the fiscal years ending 31 December 2004 and 2003, is as follows:

	2004	2003
Cost with current services	424 318	886 166
Cost of financing for the fiscal year	338 295	523 087
Actuarial earnings and losses	(268 448)	(3 785 120)
Fund performance	(239 816)	(728 359)
	254 349	(3 104 226)

As mentioned earlier, the responsibility for the payment of the social benefits described above was transferred to an autonomous pension fund, to which the Company makes regular contributions, aimed at covering this liability. As of 31 December 2004 and 2003, the differential between the current value of the liabilities and the market value of the fund's assets was the following:

	2004	2003
Current value of the projected liabilities	5 953 741	5 584 285
Market value of the fund	(6 321 266)	(6 202 426)
	(367 525)	(618 141)

As of 31 December 2004, the market value of the fund's assets exceeded the current value of its liabilities by 367 525 Euros.

Administrators and directors also benefit from a supplementary retirement pension with a defined contribution and the Company has assumed the commitment of submitting to an insurance company 10% of their basic annual remuneration. The value of the premiums recorded in costs in the fiscal year ending 31 December 2004 was 274 997 Euros.

Incentive plan

At the General Meeting of Shareholders on 30 March 1999 a management incentive plan was established that was approved by the Board of Directors on 27 April 1999. This plan consists of the attribution of purchase options for company shares, the Board of Directors selecting from among the directors and administrators, those who are to be participants, as well as the number of options to be granted to each one of them. According to this plan, which began on 17 August 1999 and had a duration of five years, the options attributed can be exercised from the third year.

At the General Meeting of Shareholders held on 19 March 2001 management incentive plan was altered, increasing the number of beneficiaries and extending the duration of the their benefits, these alterations being approved by the Board of Directors on 5 February 2002. According to the new version of the plan (Version II), which began on 19 April 2001, this will be effective for an indeterminate period of time, and the Board of Directors shall be responsible for: (i) defining the criteria for selecting participants; (ii) establishing the number of options attributable to each participant; and (iii) establishing the requirements for the exercise of the options, including the purchase price, form and time for payment, time-limits and conditions of the transfer and place of deposit of the shares. In addition, as an alternative to the acquisition of shares, a formal agreement may be made between the participants and the Board of Directors for the attribution of a particular amount corresponding to the difference in the price of acquisition of the shares and their selling price on the Stock Exchange. The plan also establishes that the Company should maintain in its portfolio the number of shares necessary to fully satisfy the options attributed at any time. In order to be able to satisfy the commitments assumed the Company acquired, in previous fiscal years, 5 400 000 own shares corresponding to 0.9% of its capital, of which 488 600 shares (Note 40) and 1 244 400 shares were sold on the stock exchange in the fiscal year ending 31 December 2004 and in previous fiscal years, respectively, as the result of the exercise of options by the participants in the plan.

32. GUARANTEES PROVIDED

As of 31 December 2004, bank guarantees provided to third parties were as follows:

Brisal (a)	166 895 027
IEP – Instituto de Estradas de Portugal (Base XX of the Concession Agreement)	41 021 056
Bank guarantees to courts (b)	12 595 369
Other guarantees	4 159 798
	224 671 250

(a) This amount refers to bank guarantees provided by the Company to Brisal in the framework of the capital subscription agreement.

(b) This amount includes the bank guarantees provided by Brisa to several courts in the context of property expropriation cases.

34. CHANGES IN PROVISIONS

During the fiscal year ending 31 December 2004, the following changes were made in the balances of the provisions headings:

Headings	Initial balance	Increases	Reductions	Closing balance
Provisions for financial investments (Note 6 and 45)	-	3 900 000	-	3 900 000
Provisions for doubtful debts (Note 23)	15 421 973	1 773 908	(1 509 020)	15 686 861
Provisions for liabilities and charges:				
Legal disputes in progress	8 497 000	-	(3 443 439)	5 053 561
Financial Investments (Notes 10 and 16)	31 841 760	-	(20 478 906)	11 362 854
Other risks and expenses	-	1 197 906	-	1 197 906
	40 338 760	1 197 906	(23 922 345)	17 614 321

The provision for financial investments is designed to protect against losses in the financial participation in ONI, SGPS, S. A.

The provision for risks and expenses is related to:

Legal disputes in progress

The provision for legal disputes in progress is designed to protect against liabilities, estimated by the Board of Directors on the basis of information provided by lawyers, arising from court cases brought against the consolidated companies due to road accidents, damages caused by the construction of motorways and labour cases. The total value of the compensation claimed from the Company, on 31 December 2004, rose to approximately, 21 634 000 Euros, and its provision corresponds to the best estimate of the Board of Directors, regarding these liabilities.

Financial Investments

The provision for financial investments derives from the participation of the company in the negative equity, with the exception of supplementary capital, of Brisa Internacional. The reduction in the balance of this provision is the result of the profits and the variations in assets of this subsidiary (Note 10).

Other risks and charges

The provision for other risks and charges is designed to protect against liabilities assumed by the Company with bonuses to pay its employees.

36. CAPITAL STRUCTURE

At 31 December 2004 the company's capital was fully subscribed and paid up, corresponding to 600 000 000 shares of one Euro each.

37. ENTITIES HOLDING MORE THAN 20% OF THE SHARE CAPITAL

At 31 December 2004, José de Mello Investments, SGPS, S. A. held directly and indirectly through its subsidiary companies a stake of 25.03% in the company's capital.

40. CHANGES IN EQUITY HEADINGS

During the year ending 31 December 2004, changes observed in the balances of the equity

Headings	Opening balance	Increase	Application of results	Reductions	Closing balance
Capital (Note 36)	600 000 000	-	-	-	600 000 000
Own shares:					
Nominal value	(4 155 600)	-	-	488 600	(3 667 000)
Discounts and premiums	(15 316 594)	-	-	2 232 074	(13 084 520)
Adjustments for shares in					
subsidiaries and associated undertakings (Note	(972 001)	-	-	(5 500 266)	(6 472 267)
Legal reserve	41 134 135	-	7 583 733	-	48 717 868
Other reserves	176 537 995	-	7 046 700	(923 064)	182 661 631
Retained earnings	393 644 547	-	-	-	393 644 547
Net profit/loss for the year	151 674 644	183 632 811	(151 674 644)	-	183 632 811
	1 342 547 126	183 632 811	(137 044 211)	(3 702 656)	1 385 433 070

headings were as follows:

Own shares

Commercial legislation on "own shares" (treasury stock) requires there to be a free reserve of the same value as the price of purchase of the own shares acquired, and this reserve shall be unavailable until these shares are sold, a reserve of 16 751 520 Euros having been created for this purpose. On the other hand, applicable accounting rules say that earnings or losses in the sale of own shares should be recorded in reserves.

Legal reserve

Commercial legislation establishes that at least 5% of the net annual profit must be used to increase the legal reserve until it represents at least 20% of the capital. This reserve cannot be distributed except in the event of liquidation of the company, but can be used to absorb losses after other reserves have been exhausted, or can be incorporated into the capital.

Other reserves

This heading includes 33 055 675 Euros, corresponding to the premium received in the year ending 31 December 2002 for the sale of share sale options to Deutsche Bank AG London, as a result of a agreement signed on 26 November 2002. In this agreement, the Company sold to the other entity sale options over 32 614 830 ordinary shares of Brisa com a maturity of five years, at a price of 5.61706 Euros per share. At the end of this period of time, Deutsche Bank has the option to sell to Brisa, and Brisa the obligation to buy, up to a maximum of 32 614 830 shares at the aforementioned price. If the options are exercised, Brisa will nevertheless have the possibility of choosing the form of payment (acquisition of shares or delivery of an amount corresponding to the differential between their market value and the price indicated above). As of 31 December 2004, the market value of Brisa shares was 6.75 Euros per share.

The accounting of the operation described above is not covered by generally accepted accounting principles in Portugal which are set out in the Official Plan of Accounts and in the accounting guidelines issued by the Portuguese Accounting Standards Board. For this reason, and in accordance with the provisions of Accounting Directive No. 18, the accounting adopted was done in accordance with that established in International Accounting Standards ("IAS"), issued by the *International Accounting Standards Committee*, and more specifically in IAS 39.

Allocation of the profit

At the General Meeting held on 25 March 2004, it was decided to make the following allocation of the profit for the year ending 31 December 2003:

Dividends	137 044 211
Legal reserve	7 583 733
Free reserves	7 046 700
	151 674 644

41. COST OF GOODS SOLD AND RAW MATERIAL CONSUMED

The cost of goods sold and raw material consumed in the fiscal year ending 31 December 2004, was

	Goods
Initial stocks	8 582
Final stocks	(438)
	8 144

determined as follows:

43. REMUNERATION OF THE MEMBERS OF THE STATUTORY BOARDS

The remuneration attributed to members 's statutory boards in the fiscal year ending 31 December 2004, were as follows:

Board of Directors	3 042 603
Audit Committee	64 133
	3 106 736

44. SERVICES RENDERED BY ACTIVITY

In the fiscal years ending 31 December 2004 and 2003, the services rendered were distributed as follows:

	2004	2003
Tolls	522 420 985	501 572 735
Service areas (a)	10 395 091	9 494 124
Operation and maintenance services	12 831	86 846
Road service at customers	123 772	218 446
	532 952 679	511 372 152

(a) This heading includes 2 468 987 Euros (Note 50 (f) for rents referring to the fiscal year ending 31 December 2004, paid by sub-concession holders of service areas in previous years.

Segmental information is not given due to the fact that there are no business segments or geographic segments that could be identified as reportable segments, in accordance with the provisions of Accounting Directive No. 27 - "Reporting by Segments".

45. FINANCIAL RESULTS

The financial results for the fiscal years ending 31 December 2004 and 2003 are the following:

	2004	2003
Expenses:		
Interest payable (a)	92 705 595	90 483 946
Earnings in associated companies (Note 10)	24 402	8 075 383
Provisions for financial investments (Note 34)	3 900 000	-
Exchange losses	557 246	146 050
Other financial expenses (b)	7 280 459	2 739 274
	104 467 702	101 444 653
Financial results	(46 534 658)	(80 279 681)
	57 933 044	21 164 972
Income:		
Interest earned	6 632 085	7 877 495
Earnings in associated companies (Note 10)	47 412 821	10 366 123
Exchange gains	503 382	908 037
Other financial income (b)	3 384 756	2 013 317
	57 933 044	21 164 972

(a) The heading "Interest payable" relates essentially to interest on loans obtained, from which were attributed to the value of the sections, subsections and service areas in progress interest expenses amounting to 5 234 819 Euros (Notes 11 and 53).

(b) The headings "Other financial expenses" and "Other financial income" relate essentially to normal expenses with debt and losses and gains with financial instruments.

46. EXTRAORDINARY ITEMS

The extraordinary items for the fiscal years ending 31 December 2004 and 2003 are the following:

	2004	2003
Expenses:		
Donations	793 577	38 205
Doubtful debts written off	1 506 619	-
Losses on sale of fixed assets	30 958	75 989
Files and penalties paid	1 667 325	799 529
Adjustments relating to previous years	39 935	1 154 752
Other extraordinary costs and losses	942 882	4 692
	4 981 296	2 073 167
Extraordinary results	29 234 034	26 974 703
	34 215 330	29 047 870
Income:		
Abnormal stock gains	-	3 742
Gains on fixed assets	2 988 101	2 916 260
Reductions of provisions (Note 34)	4 952 459	1 513 048
Adjustments relating to previous years	67 317	241 523
Other extraordinary income (at)	26 207 453	24 373 297
	34 215 330	29 047 870

(a) As of 31 December 2004, the heading "Other extraordinary income" includes 25 326 065 Euros, concerning investment subsidies (Note 50 (d) (23 597 033 Euros, in the fiscal year ending 31 December 2003).

48. TAXES AND CONTRIBUTIONS PAYABLE

As of 31 December 2004, the credit and liabilities with these entities were as follows:

Liabilities:	
Corporation Tax:	
Minimum corporation tax	18 544 186
Tax deduction at source	3 627 687
Estimated taxes (Note 6) (a)	(122 014)
Others	80 253
	22 130 112
Credit:	
Value Added Tax	3 785 276
IRS Income Tax:	
Tax deduction at source	405 277
Social Security Contributions	748 463
Toll evasion fines (b)	253 353
	5 192 369

(a) As referred to in Note 6, Brisa withheld income tax, related to activities connection with the concession, to an amount of 59 005 707 Euros. Thus the tax to pay regarding to the fiscal year ending 31 December 2004, results from autonomous taxation over some expenditure, as provided in the applicable legislation.

(b) According to Decree-Law No. 130/93, of 22 April, 60% of the fines applied for each toll evasion are delivered to the State, the remaining 40% being recorded as income.

49. OTHER DEBTORS

As of 31 December 2004, these headings had the following composition:

Debtors – financial subsidies (a)	84 063 258
Debtors – toll subsidies (b)	10 358 972
Brisa Serviços (Note 16)	2 548 011
Employees (Note 25)	1 461 538
Via Verde (Note 16)	40 939
BER (Note 16)	61
Others	5 290 232
	103 763 011

(a) This amount corresponds to financial subsidies to be received from the State depending on investments carried out (Introductory Note). The amounts considered by the Company as subsidisable by the State, related to investments made after 31 December 2003, have not yet been confirmed by the Inspectorate General of Finance, the entity with the authority to issue this confirmation. However, the Board of Directors believes that this confirmation will not lead to any corrections of substantial material impact on the financial statements as of 31 December 2004. In 2005, the State has already settled 30 140 158 Euros of this debt.

(b) This amount corresponds to the amount to be received from the State related to tolls due depending on amounts of traffic recorded on the link between the Braga Sul Junction and the Circular Sul de Braga, under the terms of No. 10-A of Base XI of the concession agreement, as provided for in Decree-Law No. 287/99, of 28 July and to the amount to be received from the State related to the discount on heavy vehicle toll rates in accordance with the provisions of Decree-Law No. 130/00, of 13 January.

50. ACCRUALS AND DEFERRALS

As of 31 December 2004, the balances of these headings were as follows:

Accrued income:	
Interest receivable	10 770
Others	489 363
	500 133
Deferred costs:	
Guaranteed income differentials (a)	59 789 846
Interest expenses on the loans of Clause 2 of the Financial Balance Agreement (b)	16 079 038
Projects for new concessions	950 306
Long-term maintenance	606 970
Others	2 089 704
	79 515 864
Accrued costs:	
Interest payable:	
Bank loans	15 475 380
Debenture loans (Note 51 (d))	16 815 380
Salaries payable (c)	9 281 362
Others	202 457
	41 774 579
Deferred income:	
Financial subsidies (d)	723 319 057
Toll abolition compensation (e)	51 568 797
Expected service area rents (f)	28 720 197
Others	2 861 911
	806 469 962

(a) This balance is the result of the original amount of 94 060 784 Euros (Introductory Note) received from the State as an interest-free advance, resulting from the differential between the amounts of revenue it guarantees, in accordance with the concession agreement that was effective up to 30 September 1985, and the revenue actually collected from users in the sections in operation, in the period from 1977 to 30 September 1985, after deduction of 34 270 938 Euros transferred to costs (Note 3 h) (i), the figure of 2 135 352 Euros, for the fiscal year ending 31 December 2004, being recorded under the heading "Other operating charges".

(b) This balance includes the value of the interest expenses on the loans of Clause 2 of the Financial Balance Agreement and of the respective refinancing between 1986 and August 1991 amounting to 25 295 383 Euros (Introductory Note), after deduction of 9 216 345 Euros transferred to costs (Note 3 h) (ii), 574 252 Euros being related to the fiscal year ending 31 December 2004.

(c) This heading includes the value of holiday specialisation, holiday bonuses and performance bonuses to be paid to employees.

(d) In the fiscal year ending 31 December 2004, the Company acknowledged as revenue from financial subsidies for investments in fixed assets (Note 3 i) (i) the amount of 25 326 65 Euros (Note 46).

(e) This heading includes the amount of 73 669 709 Euros of compensation obtained from the State for the non-collection of tolls on some subsections of the metropolitan areas of Oporto (Note 3 i) (ii), after deduction of the amount of 22 100 912 Euros transferred to revenue, 2 455 657 Euros, related to the fiscal year ending 31 December 2004 being recorded under the heading "Other operational income".

(f) This heading includes the amounts delivered by sub-concession holders of service areas as advances on future rents, 2 468 987 Euros being recognised as income in the fiscal year ending 31 December 2004 (Note 44).

51. LOANS

As of 31 December 2004, the details of the financial debt were as follows:

Short term:	
EIB Loans – European Investment Bank (a)	76 116 625
Commercial paper (b)	100 000 000
Short term credit lines (c)	2 500 000
	178 616 625
Medium and long term:	
EIB Loans (a)	846 438 931
Debenture loans (d)	74 850 000
Other bank loans (e)	1 095 152 000
	2 016 440 931
	2 195 057 556

(a) EIB Loans:

Description	Date of loan	Value of debt	Rate of interest	Repayment Conditions
EIB European Investment Bank				
BRISA III - B - EUR	1990	3 206 558	4.63% (*)	Fourteen annual payments starting in July 1995
BRISA IV - A - EUR	1990	3 948 816	4.08% (*)	Twelve annual payments starting in October 1995
BRISA IV - A - CHF	1990	2 502 883	6,95%	Sixteen annual payments starting in October 1995
BRISA IV - A - EUR	1990	4 378 590	9,50%	Sixteen annual payments starting in October 1995
BRISA IV - B - CHF	1991	6 454 219	7,14%	Sixteen annual payments starting in March 1996
BRISA IV - B - EURO	1991	16 678 205	9,42%	Sixteen annual payments starting in March 1996
BRISA VI - A - EUR	1992	13 467 543	3.09% (*)	Ten annual payments starting in June 1998
BRISA VI - A - CHF; EURO	1992	12 357 115	6,84%	Ten annual payments starting in June 1998
BRISA VII - EUR	1993	24 939 895	4.43% (*)	Fourteen annual payments starting in September 1998
BRISA VII - EUR	1994	43 644 815	3.32% (*)	Fourteen annual payments starting in September 1998
BRISA VIII - EUR	1994	49 879 790	VAR (**)	Ten annual payments starting in June 2000
BRISA VIII - EUR	1994	16 210 932	3.22% (*)	Ten annual payments starting in June 2000
BRISA IX - A - EUR	1995	56 509 754	VAR (**)	Twelve annual payments starting in October 2002
BRISA IX - B - EUR	1996	29 208 975	VAR (**)	Twelve annual payments starting in October 2003
BRISA IX - B - EUR	1996	12 469 948	4.13% (*)	Twelve annual payments starting in October 2003
BRISA IX - C - EUR	1997	45 723 141	VAR (**)	Twelve annual payments starting in September 2004
BRISA IX - C - EUR	1997	11 430 785	3.70% (*)	Twelve annual payments starting in September 2004
BRISA X - A - EUR	1996	62 506 401	VAR (**)	Twelve annual payments starting in December 2003
BRISA X - B - EUR	1997	82 301 653	3.98% (*)	Twelve annual payments starting in December 2004
BRISA X - A - EUR	1998	54 867 769	VAR (**)	Twelve annual payments starting in June 2005
BRISA XI - B - EUR	1998	54 867 769	3.91% (*)	Twelve annual payments starting in September 2005
BRISA XII - A - EUR	2001	45 000 000	4.83% (*)	Twelve annual payments starting in December 2007
BRISA XII - B - EUR	2001	15 000 000	4.63% (*)	Twelve annual payments starting in December 2007
BRISA XIII - A - EUR	2003	255 000 000	VAR (**)	Twelve annual payments starting in June 2008
		922 555 556		

(*) : revisable fixed rate: at the start of each interest period, a fixed rage is agreed to be effective for a preiod of three to six years.

(**) : variable rate: Each quarter the EIB defines the rate for the following quarter.

In 2003, Brisa signed a long term (16 year) financing agreement com the EIB, amounting to 350 million euros called Brisa XIII. This agreement is the first tranche of financing that totals in its entirety 450 million euros, the agreement for the second tranche, of 100 million euros, due to be signed in the first half of 2005. The amount of the financing is available for mobilisation until August 2005 and Brisa may make various payment requests during this period. As of 31 December 2004, the Company was using 255 million euros, the remainder being still available for withdrawal.

The guarantees provided by third parties related to the loans obtained were the following:

State Guarantees in favour of EIB:	431 801 397
Bank guarantees in favour of EIB:	135 958 490

(b) As of 31 December 2004, Brisa maintained contracts for four programmes to issue commercial paper totally a maximum nominal amount of 370 000 000 Euros. On that date 100 000 000 Euros had been raised under a commercial paper programme with guaranteed subscription of 150 000 000 Euros.

(c) As on 31 December 2004, Brisa had contracts with the banking system for stable short term credit lines up to an amount of 622 079 264 Euros, of which 2 500 000 Euros were used at that date.

(d) Non-convertible debenture loans:

1998 Issue	74 850 000

The main characteristics of the 1998 bond issue are the following:

Loan:	Brisa 98 *Inflation*
Interest rate:	L_{IT} / L_{io} * 2.6%
Interest payment:	29 May each year

Repayment conditions: Three identical instalments of a nominal value on 29 May 2006, 2007 and 2008.

L_{IT} – Price index for the penultimate month before the date of the payment of the coupon.

L_{io} – Price index for the penultimate month before the date of the subscription.

This issue, launched in May 1998, is processed by book entry and listed at Euronext Lisbon. Every bond has a nominal and individual value of 1998 Euros, with maturity at ten years and pays interest at the annual fixed rate of 4.99%, the corresponding servicing of the debt (capital and interest) being updated by the variations in the index price (*) between (i) the penultimate month before the month of the date of maturity of each interest and capital (L_{iT}) and (ii) that of March 1998 (L_{io}). The interest is paid annually and at the end of the month, and the capital is redeemable in three identical parts of a nominal value on the dates of maturity of the last three coupons.(*) Consumer Price Index Portugal National Total including housing, issued by the National Institute of Statistics (INE).

The BRISA 98 bonds paid interest, until fiscal year ending 31 December 2004, at an average rate of 3.184%. With the incorporation of the cost incurred with the accumulated repayment premium, the total average cost is 6.60%. The amount to be redeemed (nominal value plus repayment premium) as of 31 December 2004, is 91 665 380 Euros, of which 16 815 380 Euros are recorded under the heading "Interest payable" (Note 50).

(e) Other bank loans: Brisa signed an agreement, on 20 December 2001, for financing of 596 652 000 Euros, paying interest at one fixed annual rate, the capital to be repaid in a single instalment, on maturity, on 20 December 2006, and 26 September 2003, it signed an agreement for further financing of 498 500 000 Euros, with interest at an fixed annual rate, capital to be repaid in a single instalment, on maturity, on September 2013.

On 31 December 2004, Brisa had contracts with the banking system, for stable short term credit lines up to an amount of 622 079 264 Euros, of which it has used at that date 2 500 000 Euros. As of 31 December 2004, the Brisa loans were expressed in the following currencies:

	Values in foreign currencies	Values in euros
Euros	-	2 180 828 163
Swiss francs (CHF)	22 065 770	14 229 393
		2 195 057 556

Of the foreign currency loans, the following is not covered by exchange rates and interest rate *swap* operations:

	Values in foreign currencies	Values in euros
Swiss francs (CHF)	13 819 908	8 957 099

The income or expenses with *swap* operations are recorded in the profit and loss account in the fiscal year when they occur.

As of 31 December 2004, the financial debt classified as medium and long term had the following defined repayment plan:

Up to 2 years	698 267 965
Up to 3 years	105 232 104
Up to 4 years	117 977 787
Up to 5 years	92 618 242
More than five years (Note 29)	1 002 344 833
	2 016 440 931

52. OTHER CREDITORS

As of 31 December 2004, this heading was as follows:

Expropriations (Note 10) (a)	2 575 899
Employees (Note 25)	307 655
MCall (Note 16)	3 119
Others	3 068 850
	5 955 523

(a) This amount refers to disputed expropriations which, on 31 December 2004, were at an appeal stage and corresponds to the difference between the amounts deposited at the courts (amount defined by arbitration) and the judgements they rendered. This difference was recorded in assets in revertible tangible fixed assets in operation (Note 10).

There are also other legal disputes regarding expropriations, on which judgements have not yet been rendered, the value of the initial deposits at the courts as of 31 December 2004 rising to 11 996 077 Euros and recorded under the heading "Revertible tangible fixed assets", part of the heading "Acquisition of land".

The Board of Directors believes that after the final conclusion of these legal disputes, there will be no more liabilities of substantial material impact to be recorded in the financial statements as of 31 December 2004.

53. OWN WORK CAPITALISED

As of 31 December 2004 and 2003, this heading was as follows:

	2004	2003
Structural expenses (Notes 3 c) (ii) and 10)	1 459 721	791 283
Interest expenses (Notes 3 c) (ii), 10, 11 and 45)	5 234 819	3 621 063
	6 694 540	4 412 346

54. PROFIT AND LOSS ACCOUNT BY FUNCTION

The profit and loss account by function was drawn up taking into consideration the provisions of Accounting Directive No. 20 and the following aspects should be noted:

(a) The value of the heading "Sales and provision of services" in the Profit and Loss Account by Function ("DRF") coincides com that of the headings "Sales (goods)" and "Services rendered" on the Profit and Loss Account by Type ("DRN").

(b) Certain types of cost, in particular, electricity, water, rents and leases, insurance, maintenance and repair, cleaning, hygiene and comfort, surveillance and safety, fuel, employees and depreciation, were grouped and distributed between different areas of activity, in accordance with criteria defined by the Company.

(c) The value of the heading "Administrative charges", in addition to costs recorded under the headings "External supplies and services" and "Employees" in the DRN, includes to be deducted from those costs the amount of 1 459 721 Euros (Notes 3 and 53) related to structural expenses recorded under the heading "Own work capitalised" in the DRN.

(d) The heading "[Financial profit][Financial profit/loss]" in the DRF is distinguished from the financial profit/loss presented in the DRN, since the interest expenses capitalized amounting to 5 234 819 Euros (Notes 3 and 53), recorded under the heading "Own work capitalised" in the DRN, are included in this heading in the DRF to be deducted from the value of interest expenses supported in the fiscal year.

55. CASH FLOW STATEMENT

In the fiscal year ending 31 December 2004 and 2003, the cash flow and equivalent were as follows:

	2004	2003
Cash	274 290	265 648
Bank deposits repayable on demand	1 416 855	4 738 737
Overdrafts	-	(24 223)
Cash and equivalent	1 691 145	4 980 162

The payments regarding financial investments are related to the following movements:

Raising capital Brisal	1 064 518
Supplementary capital for Brisal	9 940 656
Supplementary capital for Brisa Serviços	2 020 000
Supplementary capital for Brisa Participações	24 300 000
Supplementary capital for Brisa Internacional	121 471 700
Supplementary capital for ONI	7 735 000
	166 531 874

The receipts regarding financial investments are related to the following movements:

Disposal of Brisal equity	5 000
Repayment of supplies Brisa Serviços	3 900 000
Repayment of supplementary capital Brisa Serviços	1 532 000
Repayment of supplementary capital Brisa Participações	33 375 000
Repayment of promissory notes	98 937 537
	137 749 537

São Domingos de Rana, 17 February 2005

The Official Auditor No 1351

Abel Silva

THE BOARD OF DIRECTORS

Vasco Maria Guimarães José de Mello

João Pedro Stilwell Rocha e Melo

Daniel Pacheco Amaral

João Pedro Ribeiro de Azevedo Coutinho

João Afonso Ramalho Sopas Pereira Bento

António José Fernandes de Sousa

António do Pranto Nogueira Leite

Isidre Fainé Casás

Luís Manuel de Carvalho Telles de Abreu

António Ressano Garcia Lamas

João Vieira de Almeida

REPORT AND OPINION OF THE STATUTORY AUDIT COMMITTEE ON THE INDIVIDUAL ACCOUNTS

1. Within the context of the powers and duties conferred on, the Audit Committee issues this Report and Opinion on the Management report and other individual accounts documents of BRISA - Auto-Estradas de Portugal, S. A., submitted by the Board of Directors, in relation to the financial year of 2004.

2. The Audit Committee accompanied during the year the business activities and management of the company, namely by way of contact with the Board of Directors, in particular through the Administrator responsible for financial matters, through participation in meetings of this board, as well as the reading of the minutes of its meetings. It also had at its disposal all the documents that it was sent, in a systematic and organised fashion, and it obtained from the Board of Directors and other Services all clarifications.

3. The Audit Committee analysed throughout the year compliance with the Concession Agreement, particularly with regard to the Bases of a financial nature, having issued the opinions provided for in Base XI on the movements recorded in the running current with the State, regarding the financial participation of the State in the cost of the construction of motorways.

4. As a consequence of the audit work carried out, the Audit Committee considers that the Report of the Board of Directors and the individual Accounts (Balance Sheet as of 31 December 2004, Profit and Loss Account by nature and functions, Statement of cash flows of the financial year ending on that date and the Annex to the financial statements), are suitable for an understanding of the net worth of the company at the end of the financial year and for the ways the results have been formed and the business developed.

5. The Audit Committee assessed the Statutory Auditor's Report, issued under the terms of applicable legislation by the member of this Committee acting as Statutory Auditor, which was deemed worthy of its agreement. It was also informed of the Annual Report of the Statutory Auditor regarding its auditing activities.

6. The Audit Committee would like to draw attention to the committed support it received from the Board of Directors and Services.

OPINION

In view of the above, the Audit Committee is of the opinion that the General Meeting can approve:

a) The Report of the Board Of Directors and the individual Accounts for the financial year of 2004;

b) The proposal for allocation of the profit formulated by the Board of Directors in its report.

São Domingos de Rana, 22 February 2005

The Audit Committee

Dr. Jorge Alberto Weber Ramos (Chairman)

Dr. Fernando Luís Brazão Gonçalves (Member)

Alves da Cunha, A. Dias & Associados,

Sociedade de Revisores Oficiais de Contas,

represented by José Duarte Assunção Dias (Official Charted Accountant)

STATUTORY AUDITOR'S REPORT

Introduction

1. We have examined the attached financial statements of BRISA - Auto-Estradas de Portugal, S. A., comprising the Balance Sheet as of 31 December 2004 (which presents a balance sheet total of 4,531,366,848 euros and total shareholder's funds of 1,385,433,070 euros, including a profit for the financial year of 183,632,811 euros), the Profit and loss accounts by type and by function, the Cash flow statement for the financial year then ending and the Annex to the financial statements.

Responsibilities

2. The Board of Directors is responsible for the preparation of financial statements that present accurately and appropriately the financial position of the Company and the result of its operations and cash flows, as well as the adoption of appropriate accounting policies and criteria and the maintenance of an appropriate system of internal control.

3. Our responsibility is to express a professional and independent opinion on these financial statements, based on our examination.

Scope

4. Our examination was performed in accordance with the Technical Standards and Guidelines for Review/Auditing of the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require that it be planned and performed with the objective of obtaining reasonable assurance as to whether the financial statements are free of material misstatement. Therefore this examination included:

- the random verification of evidence supporting the amounts and disclosures in the financial statements and a assessment of the estimates, based on judgements and criteria defined by the Board of Directors, used in their preparation;

- assessment of the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances;

- assessment of the applicability of the going-concern concept; and

- assessment of the adequacy of the overall presentation of the financial statements.

5. We believe that our examination provides a reasonable basis for expressing our opinion.

Opinion

6. In our opinion, the financial statements referred to above are a true and fair presentation, in all material respects, of the financial position of BRISA - Auto-Estradas de Portugal S. A. as of 31 December 2004, the result of its operations and the cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal.

Lisbon, 22 February 2005

ALVES DA CUNHA, A. DIAS & ASSOCIADOS
Sociedade de Revisores Oficiais de Contas
represented by José Duarte Assunção Dias

EXTERNAL AUDITOR'S REPORT
INDIVIDUAL ACCOUNTS

Introduction

1. For the purpose of Article 245 of the Securities Market Code, we hereby present our Auditor's Report on the financial information contained in the management report and the attached financial statements for the financial year ending 31 December 2004 of BRISA - Auto-Estradas de Portugal, S. A. ("Company"), comprising the Balance Sheet as of 31 December 2004, which presents a total of 4,531,366,848 Euros and shareholder's capital of 1,385,433,070 Euros, including a profit for the financial year of 183,632,811 Euros, the profit and loss accounts by type and by function and the statement of cash flows for the financial year ending on that date and its annex.

Responsibilities

2. The Board of Directors is responsible for: (i) the preparation of financial statements that present accurately and appropriately the financial position of the company, the result of its operations and its cash flow; (ii) the historical financial information being prepared in compliance with generally accepted accounting principles and being complete, true, updated, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of appropriate accounting policies and criteria and the use of an appropriate system of internal control; (iv) informing of any substantial fact that may have influenced their activity, financial position or results.

3. Our responsibility consists of examining the financial information contained in the accounting documents referred to above, including checking whether, for more materially important aspects, they are complete, true, updated, clear, objective and licit, as required by the Securities Market Code, and we are to issue a professional and independent report based on our examination.

Scope

4. Our examination was performed in accordance with the Technical Standards and Guidelines of the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require that it be planned and performed with the objective of obtaining reasonable assurance as to whether the financial statements are free of material misstatement. This examination included the verification, on a random basis, of the support for the quantities and information presented in the financial statements and evaluation of the estimates, based on judgements and criteria defined by the Board of Directors, used in its preparation. This examination also included an assessment of whether the accounting policies adopted and their presentation were appropriate, taking into account the circumstances, the verification of the applicability of the going-concern concept of the operations, assessment of the adequacy, in general terms, of the presentation of the financial statements, and assessment, for all material aspects, whether the financial information is complete, true, updated, clear, objective and licit. Our examination also covered verification of the consistency of the financial information present in the management report with the other accounting documents. We believe that our examination provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the financial statements referred to in paragraph 1 above, are a true and fair presentation, for the purposes of paragraph 6 below, in all material respects, of the financial position of the company Brisa - Auto-Estradas de Portugal, S. A. as of 31 December 2004, the result of its operations and the cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained there in is, under the terms of the definitions included in the directives referred to in paragraph 4 above, complete, true, updated, clear, objective and licit.

Emphasis

6. The financial statements referred to in paragraph 1 above, refer to the business activity of the company at an individual level and were prepared for approval and publication under the terms of applicable legislation. As indicated in Note 3.d) of the annex, the financial investments on subsidiary and associated companies are reported by equity method. The Company prepared, under the terms of applicable legislation, consolidated financial statements, for separate approval and publication.

Lisbon, 23 February 2005

DELOITTE & ASSOCIADOS, SROC S. A.
represented by Carlos Pereira Freire

Model of government

Risk control

The Company has various bodies that offer support to the administration for the detection and prevention of important risks, not only in the construction and operation of the motorways, but also in the environmental, legal and financial fields.

These bodies help prevent and control the risks inherent to the construction business, in particular, in the supervision of the application of standards established for the construction of motorways, with particular attention to health and safety. A specific policy has been developed for this area, reflected in the ratification and application of a *Manual for the Implementation of the Health and Safety in Construction Work*, through a structure created for this purpose. This supervises and ensures central and local coordination of health and safety plans and high risk activities.

From the point of view of operations, Brisa offers the necessary and sufficient means to maintain all safety equipment on the motorways in perfect conditions of use. An *Operation and Maintenance Manual* was drawn up and in the chapter "Safety of Customers and Facilities", it establishes standards and the procedures that the operation field has to respect and enforce, during its daily business. It also has a system that records and processes information on incidents observed on motorways, which allows, in addition to appropriate statistical analysis of all the information, the timely identification of situations that might require corrective measures.

In addition, Brisa concluded and put into operation, in early 2004, the Operational Coordination Centre, which is part of a vast Telematics and Road Safety Project. This project is due to be concluded in 2006 and the final investment will be close to 32 million euros. It will be possible to bring together, at a single location, all the information from the Brisa network, and also to coordinate operations, thanks to a traffic monitoring system. This will include 451 video cameras, which collect images from the whole network; 44 meteorological information stations; 164 electronic message panels; a giant, 10x3 metre, totally digital screen; 3 tunnel management systems; 80 GPS+POS+terminal systems installed on the roadside assistance and service vehicles; traffic management systems; public channels to access information and incident detection systems. All this infrastructure will help improve safety conditions and the usefulness of roadside assistance, as well as traffic conditions, thanks to the possibility of provide updated and suitable information to customers and to additional support services.

With regard to the environment, the coordination of studies includes a specialisation intended to avoid and minimise environmental risks in the initial stage of projects and to accompany environmental assessment processes. This monitoring continues during the construction stage, through resources that are specifically allocated to fulfilment of the monitoring programme for that stage, to fulfilment of mitigating or compensatory measures, and also to the environmental management procedures.

On the other hand, one of the operational priorities of the Directorate of Traffic, Safety and Maintenance is the detection of environmental risk situations and preventive action in the management of measures to minimize negative impacts on the motorways in operation.

Financial risk control

Brisa is exposed to a series of financial risks emerging from its business activity. Particularly important, at this level, are liquidity risks and interest rate risks resulting from the debt portfolio, the exchange rate risk resulting from investment in Brazil, as well as the counter-party risk to which the company is exposed following the implementation of risk coverage operations and any financial applications. The Financial Department is responsible for guaranteeing the centralised management of the financing operations and exchange rate transactions, as well as management of the Brisa group's counter-party risk. In addition, the Risk Management department of the Financial Management has assumed responsibility for the identification, quantification and proposal of measures aimed at the management/mitigation of the financial risks to which the group is exposed. (see chapter on financial risk management).

Transition to international accounting standards

The diagnosis of the effects of the transition to the IAS/IFRS is concluded. The main differences have thus been identified between the accounting principles generally accepted in Portugal and which have been used by Brisa and those established in the IAS/IFRS. The processes have also been identified that require changes in order to capture the information necessary to enable Brisa to report financial information in accordance with the new guidelines. The process of quantification of impacts as well as the drawing up of financial statements in compliance with the IAS/IFRS are currently at a final stage.

Investor support

The Directorate for Investor Relations, Communication and Sustainability (DRICS) is responsible for communication between the company and shareholders, analysts and the general public. It is also responsible for relations with the management and supervisory entities, in particular Euronext, the Comissão de Mercado de Valores Mobiliários and Interbolsa. Activities in this field are described in detail in the *Financial report*, in the chapter "Capital market and the value of Brisa shares". The representative for market relations is Luís d'Eça Pinheiro, lepinheiro@brisa.pt, director of the DRICS.

Salary Committee

Luís Miguel Courts Martins, acting as Chairman and with a deciding vote.

Fernando Luís Brazão Gonçalves, voting member.

It is further noted that the members of the Salary Committee are independent under the terms of and for the purposes of Art. 1(2) of Regulamento CMVM No. 7/2001, with the wording introduced by Regulamento CMVM No. 11/2003, and therefore do not hold any position on the Board of Directors of Brisa, nor are spouse, relation or similar in direct line up to the 3rd degree of any Member of the Board of Directors of Brisa.

Internet Site – www.brisa.pt

Brisa offers extensive information on its Internet site. The objective of the site is to help visitors become more familiar with the company, providing investors, analysts and the general public with permanent access to relevant and updated information. Information can be consulted on institutional issues and business activities, as well as important information for investors, which can be found in the investor relations zone. The data available includes presentations of the company, interesting press releases, reports and accounts, the financial calendar, a list of important shareholders and the statutory boards. The site also offers a channel of rapid communication with the Investor Relations Office.

Dividend policy

The General Meeting is responsible for the dividend policy and may alter it at time. However, the Board of Directors of Brisa has sought to follow a dividend distribution policy that effectively and increasingly remunerates its shareholders. In this respect, the dividend paid per share has been growing and should continue to grow, in line with the growth of the company's profits. This policy has been validated by the General Meeting, and is divulged clearly every year in the Report and Accounts.

The proposal of the Board of Directors on the distribution of dividends is thus described at the end of the chapter "Proposal for allocation of the profit/loss". The dividend is paid every year, up to 30 days after its approval in General Meeting.

Company Organisation Chart

The company organisation chart that highlights the functional organisation of Brisa is presented below.


Board of directors
Vasco de Mello*
Pedro Rocha e Melo*
Daniel Amaral*
João Azevedo Coutinho *
João Bento*
António de Sousa
António Nogueira Leite
Isidro Fainé Casas
Luís Telles de Abreu
António Garcia Lamas
João Vieira de Almeida
Assistant to the Board
Amadeu Rolim
Company secretary
Tiago de Melo
AUTO-ESTRADAS
Corporate Centre
Administrativa
Maria Conceição Gomes
Auditoria Interna
Ana Claudia Gomes
Controlo de Gestão
Cristina Oliveira
Financeira
João P. Vasconcelos
Jurídica
Luís Geraldes
Organização e Qualidade
Victor Saltão
Planeamento Estratégico e N.Negócios
Luís R.da Silva
Relações Investidores, Com. Sustentabilidade
Luís Eça Pinheiro
Recursos Humanos
Henrique Pulido
Sistemas de Informação
Luis Pinheiro
Inovação e Tecnologia
Jorge S. Gomes
Novos Empreendimentos
Manuel Lamego
Operating
Clientes e Portagens
José Braga
Coordenação Operacional
Luís Roda
Circulação, Segurança e Conservação
Victor Santiago
Gestão de Empreendimentos
Joaquim A. Mendes
Domestic stakes
Brisal – Auto-Estradas do Litoral
João Bento
Manuel Lamego
Joaquim A. Mendes
Auto-Estradas do Atlântico
José Braga

* Executive Committee

Management incentive plan

Under the terms of the deliberations made in the Annual General Meetings of 1999 and 2001, the Board of Directors created the General Management Incentive Plan – Version I and II, which covers the attribution of purchase options on the shares that represent the share capital of Brisa, to the Executive Board and to employees that the Board believes to be strategic.

Thus, and in compliance with the terms of the Version I of the regulations of the General Incentive Plan, approved by the Board of Directors, a plan was established with a maximum duration of five years, which terminated in 2003, and covered 18 participants. To cover the implications of this plan, 1 800 000 shares were acquired.

The price paid by the participants for the shares that were the subject of the options, under Version I, was determined with reference to the average listed value of Brisa shares on the Lisbon Stock Exchange, in the 20 sessions immediately prior to the day of the start of the Plan, and was 3.68 Euros per share.

In accordance with the aforementioned regulations, the 18 participants covered by the incentive plan was granted 1 777 000 options. It should be noted that, under the terms of the regulations, the establishment of the total quantity of options does not in itself grant each participant in the Management Incentive Plan the ownership of the shares.

Indeed, at the start of every year, each of the participants in the Options Plan is informed, based on his or her performance in the previous year, of the confirmation of how many options he or she has in fact been attributed from the total quantity of options. Only this confirmation can attribute the actual capacity to exercise the corresponding options.

Under the terms of Version II of the Plan, it no longer had a date limit, although the rule of a maximum duration of five years was maintained for each of the beneficiaries, considered individually.

Thus, for the duration of each individual plan, the beneficiary is attributed every year, for his or her performance in the previous year, a particular number of options. These can be exercised, in their entirety, at the end of the individual plan or annually, up to a maximum of 20% of the options awarded, from the third year of the duration of the corresponding plan.

The option price corresponds to the average price listed in the 20 sessions prior to the date of the start of each of the individual plans. In any of these cases, the options may only be exercised providing, from the date of their attribution until the date they are exercised, there has been an average annual rise in their value of at least 8%.

The attribution of options to members of the Executive Board always require the prior opinion of the Salary Committee.

Following these alterations, the Board of Directors acquired 3 600 000 shares at an average price of 5.34 Euros per share.

Brisa should always maintain in its portfolio at least the number of shares necessary to satisfy the number of options attributed at any time. Thus, in relation to Version I of the General Incentive Plan, in 2004, the attribution of 64 000 options for performance in 2003 was confirmed and 488 600 were exercised. Following approval of Version II of the General Incentive Plan, 3 600 000 own shares were acquired, at the average price of 5.34 Euros per share. In 2004, 322 900 options and 1 535 000 options respectively were attributed for performance in the fiscal years 2002 and 2003, to 65 and 76 participants, and no options were exercised.

Voting rights

Brisa believes that it is important to involve shareholders in the business activity's of the company and has encouraged their participation in the General Meetings, as confirmed by the high level of participation, which has been established at over 50%.

The circulation of financial information and of the preparatory documents for its general meetings is guaranteed also by *Internet* and they can be accessed at www.brisa.pt.

In 2003 the Board of Directors proposed a statutory alteration that was approved in General Meeting, to reduce from fifteen to eight days, the share blocking period for participation in General Meetings, thus anticipating the principle later adopted by the CMVM itself.

In compliance with legal and statutory provisions, the Meeting comprises shareholders holding shares with voting rights. Each five hundred shares correspond to a vote. Voting rights depend on ownership of the shares since, at least, eight days before the date of the General Meeting, this ownership remaining unchanged until the date the General Meeting is held.

The shareholders can be represented, by law and according to the statutes, by a simple signed letter addressed to the Chairman of the Meeting.

Shareholders with less than five hundred shares can groups together in order to make up that number and be represented by one member of the group.
Shareholders with voting rights may also, under the terms of the Securities Market Code, vote by correspondence, or by Internet, through a system created especially for this purpose.

The counting of the votes by correspondence and by Internet shall be done by the Board of the General Meeting and added to the votes made at the Meeting.

Transmission of shares

There are no measures at the Company aimed to prevent the success of takeover bids. There are no defensive and protectionist clauses aimed at preventing the erosion of the Company's assets. The transmission of shares and the assessment by the shareholders of the performance of the members of the Company boards are totally free and there are no limitations on the free exercise of voting rights by all the shareholders.

The Company is aware of the existence of a shareholders agreement between the shareholder José de Mello Investments, SGPS, S. A. and the shareholder Egadi, on the voting rights inherent to the Brisa shares held by these two shareholders. Thus,

José de Mello Investments, SGPS, S. A. is responsible for the voting rights representating the participation of Egadi in Brisa.

Governing body

The Board of Directors of Brisa, elected for the 2002-2004, has eleven members, five of whom are also on the Executive Committee.

CHAIRMAN	Vasco Maria Guimarães José de Mello*
VICE-PRESIDENT	João Pedro Stilwell Rocha e Melo*
	Daniel Pacheco Amaral*
	João Pedro Ribeiro de Azevedo Coutinho*
	João Afonso Ramalho Sopas Pereira Bento*
	António José Fernandes de Sousa
	António Nogueira Leite
	Isídro Fainé Casas
	Luís Manuel de Carvalho Telles de Abreu
	António Ressano Garcia Lamas
	João Vieira de Almeida

* Executive Committee

Audit Committee

CHAIRMAN	Jorge Alberto Weber Ramos
VOTING MEMBERS	Fernando Luís Brazão Gonçalves
	Alves da Cunha, A. Dias & Associados, SROC, (represented by Dr José Duarte Assunção Dias)
ALTERNATE MEMBERS	Deloitte & Associados – SROC (represented by Dr. António Marques Dias)
	Eng. Carlos Assunção Dias Duarte

Company Secretary

Tiago Severim de Melo Alves dos Santos

An independent administrator being considered anyone who does not represent nor is connected with the company's dominant shareholders, of the eleven members of the current Board of Directors, the following six are independent:

Daniel Pacheco Amaral
João Pedro Ribeiro de Azevedo Coutinho
João Afonso Ramalho Sopas Pereira Bento
Luís Manuel de Carvalho Telles de Abreu
António Ressano Garcia Lamas
João Vieira de Almeida

Under the terms defined in the company statutes, the meetings of the Board of Directors should be held at least once every three months.

In 2004, the Board of Directors met four times with an average participation of its members of around 90%, and the Executive Board met forty-seven times, also with an average participation of 90%.

The Chairman of the Board of Directors is also the Chairman of the Executive Committee.

The Board of Directors is responsible for:

- defining the broad strategic guidelines to be followed by the Company management;
- approving the management report and the Company's quarterly and annual accounts, as well as calling General Meetings;
- studying any issues that it is presented by the Executive Board.

The Executive Board was been given very broad powers of management, with the exception of those which, by law or statute, are reserved for the Board of Directors.

Any issues of substantial interest to the Company, even if delegated to the Executive Board, can be submitted to the Board of Directors, by decision of the Executive Board or its Chairman.

All the members of the Board of Directors have full access to the matters dealt with and the decisions taken by Executive Board. In addition, at the meetings of the Board of Directors a review is normally presented of the most important aspects of the Company's business activities.

Board memberships of the Chairman of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., Vasco Maria Guimarães José de Mello

Chairman of the Board of Directors of Brisa Participações, SGPS, S. A.
Chairman of the Board of Directors of Brisa Internacional, SGPS, S. A.
Chairman of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Chairman of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Vice-President of the Supreme Council of Banco Comercial Português
Chairman of the Board of Directors and Chairman of the Executive Committee of José de Mello, SGPS, S. A.
Member of the Board of Directors of Abertis Infraestructuras, S. A.

Board memberships of the Vice-President of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Pedro Stilwell Rocha e Melo

Chairman of the Board of Directors of Via Verde Portugal, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Chairman of the Board of Directors of MCall
Member of the Board of Directors and Member of the Executive Board of José de Mello – Sociedade Gestora de Participações Sociais, S. A.
Member of the Board of Directors of CUF – Companhia União Fabril, SGPS, S. A.
Member of the Board of Directors of the José de Mello Participações II, SGPS, S. A.
Member of the Board of Directors of José de Mello Serviços, Lda.
Member of the Board of Directors of Window Blue, SGPS, S. A.
Member of the Board of Directors of Negofor, SGPS, S. A.
Member of the Board of Directors of the Negop – Estudos e Projectos de Infraestruturas, S. A.

Board memberships of the Member of the Board of Directors of Brisa, Daniel Pacheco Amaral

Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Pedro Ribeiro de Azevedo Coutinho

Chairman of the Board of Directors of Brisa Access Electrónica Rodoviária, S. A.
Chairman of the Executive Committee of Brisa Internacional SGPS, S. A.
Chairman of the Consultative Committee of Brisa, Participações e Empreendimentos, Ltda., Brazil.
Member of the Board of Directors of CCR, Companhia de Concessões Rodoviárias, S. A., Brazil
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Member of the Board of Directors of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Member of the Board of Directors of Oni, SGPS, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Afonso Ramalho Sopas Pereira Bento

Chairman of the Board of Directors of Brisa, Engenharia e Gestão, S. A.
Chairman of the Board of Directors of Brisa, Assistência Rodoviária, S. A.
Chairman of the Board of Directors of Brisa, Conservação de Infraestruturas, S. A.
Chairman of the Executive Committee of Brisal Auto-Estradas do Litoral, S. A.
Member of the Board of Directors of Via Oeste, SGPS, S. A.
Member of the Board of Directors of Brisa Internacional, SGPS, S. A.
Member of the Board of Directors of Brisa, Serviços Viários, SGPS, S. A.
Member of the Board of Directors of Brisa Participações, SGPS, S. A.
Vice-President of ASECAP – European Association of Tolled Motorway Companies

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António José Fernandes de Sousa

He is only a Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António do Pranto Nogueira Leite

Chairman of the General Committee of OPEX, Sociedade Gestora de Mercado de Valores Mobiliários Não Regulamentado, S. A.

Member of the Board of Directors of CUF, SGPS, S. A.

Member of the Board of Directors of Quimigal, SGPS, S. A.

Member of the Board of Directors of Reditus, SGPS, S. A.

Vice-Chairman of the Consultative Committee of Banif Investment, S. A.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., Isídro Fainé Casas

Chairman of the Board of Directors of Abertis Infraestructuras, S. A.

Vice-President of the Board of Directors of Telefónica, S. A.

Member of the Board of Directors of BPI – Banco Português de Investimento SGPS, S. A.

Member of the Board of Directors of Autostrade

Member of the Board of Directors of Caixabank France

Member of the Board of Directors of Caixa Holding, S. A.

General Director of "La Caixa", Caja de Ahorros y de Pensiones de Barcelona

Board memberships of the Member of the Board of Directors of Brisa, Auto-Estradas de Portugal, S. A., Luís Manuel de Carvalho Telles de Abreu

Member of the Board of Directors of Telles de Abreu, Lucena e Associados – Sociedade de Advogados

Manager of Imobiliária 1928, Limitada

Chairman of the General Meeting of the Actaris Imobiliária, S. A.

Chairman of the General Meeting of the Calves, Sociedade de Investimentos e de Gestão de Bens Mobiliários e Imobiliários, S. A.

Chairman of the General Meeting of the Cimertex, Sociedade de Máquinas e Equipamentos, S. A.

Chairman of the General Meeting of the Cinca – Companhia Industrial de Cerâmica, S. A.

Chairman of the General Meeting of Empresa Predial Ferreira Filhos, S. A.
Chairman of the General Meeting of Gamobar, SGPS, S. A.
Chairman of the General Meeting of the José Luís Ferreira da Costa, SGPS, S. A.
Chairman of the General Meeting of the RASA – Sociedade de Administração de Bens, S. A.
Chairman of the General Meeting of Real Seguros, S. A.
Chairman of the General Meeting of Real Vida Seguros, S. A.
Chairman of the General Meeting of Sagrotel – Sociedade Imobiliária, S. A.
Chairman of the General Meeting of Tecniforma – Oficinas Gráficas, S. A.
Chairman of the General Meeting of Viagens Abreu, S. A.
Vice-Chairman of the General Meeting of the Boavista Football Club, Football, S. A.
Secretary of the General Meeting of ASORG – Assessoria e Organização, S. A.
Vice-President of the General Meeting of Comanor – Imobiliária, S. A.
Member of the Board of Directors of the Quinta dos Cónegos – Sociedade Imobiliária, S. A.
Chairman of the General Meeting of Sociedade Agrícola da Romaneira, S. A.
Member of the Supreme Council of the Ordem dos Advogados for the three-year period 2005-2007

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., António Ressano Garcia Lamas

Member of the Board of Directors of Asseisseira do Mar, Sociedade Civil Agrícola, S. A.
Manager of the Serpa e Guadiana, Agricultura e Turismo Rural, Lda.
Manager of Monte da Comenda de Baleizão, Sociedade Agrícola, Lda.

Board memberships of the Member of the Board of Directors of Brisa Auto-Estradas de Portugal, S. A., João Vieira de Almeida

Member of the Board of Directors of Opet, SGPS, S. A.
Member of the Board of Directors of 093X, S. A.
Member of the Board of Directors of Portucale, SGFTC, S. A.
Manager of VAS – Vieira de Almeida Serviços, Lda.
Manager of Limite – Compra e Venda de Propriedades, Lda.
Chairman of the Supervisory Board of the Fundação do Gil
Member of the Supervisory Board of the Association Crianças Sem Fronteiras
Chairman of the General Meeting of Brisa Internacional, SGPS, S. A.
Chairman of the General Meeting of Brisa Participações, SGPS, S. A.
Chairman of the General Meeting of Banco Finantia, S. A.
Chairman of the General Meeting of Finertec – Energia e Tecnologia, S. A.

Chairman of the General Meeting of José de Mello Investimentos, SGPS, S. A.
Chairman of the General Meeting of the Tejo Energia – Produção e Distribuição de Energia Eléctrica, S. A.
Chairman of the General Meeting of the D&D – Audiovisuais (Portugal), S. A.
Chairman of the General Meeting of Window Blue, SGPS, S. A.
Chairman of the General Meeting of Impegest – SGPS, S. A.
Chairman of the General Meeting of Ehealth – Tecnologia, Informação e Investimento, SGPS, S. A.
Chairman of the General Meeting of Adamastor Capital, SGPS, S. A.
Chairman of the General Meeting of Grow – Sociedade Gestora de Patrimónios, S. A.
Chairman of the General Meeting of the PPPS – Consultoria em Saúde, S. A.
Chairman of the General Meeting of SGFI, S. A. – Sociedade Gestora de Fundos de Investimento Imobiliário, S. A.
Secretary of the General Meeting of José de Mello Investimentos, SGPS, S. A.
Member of the Consultative Committee of Banif – Investimento
Member of the Jurisdictional Committee of the Federação Portuguesa de Râguebi
Chairman of the Associação de Curling de Portugal
Member of the General Committee of the Ordem dos Advogados

List of shares owned by members of the administrative and supervisory boards

Article 447 No. 5 of the Code of Commercial Companies

Name			Stcok
Vasco de Mello			
Brought forward from 2003			5.020
Movement in 2004*			9.042
		Total...	14.062
*Brisa Privadas shares, acquired at 6 Euros per share			
Pedro Rocha e Melo			
Brought forward from 2003			2.000
Movement in 2004			
		Total...	2.000
Daniel Amaral			
Brought forward from 2003			18.700
Movement in 2004			
		Total...	18.700
João Azevedo Coutinho			
Brought forward from 2003			17.580
Movement in 2004			
		Total...	17.580
João Bento			
Brought forward from 2003			2.190
Movement in 2004			
		Total...	2.190
António de Sousa			
Brought forward from 2003			1.520
Movement in 2004			
		Total...	1.520
António Nogueira Leite			
Brought forward from 2003			
Movement in 2004			
		Total...	0

Name			Stcok
Isidro Fainé Casás			
Brought forward from 2003			1.200
Movement in 2004			0
		Total...	1.200
Luís Manuel de Carvalho Telles de Abreu			
Brought forward from 2003			1.892
Movement in 2004			
		Total...	1.892
António Ressano Garcia Lamas			
Brought forward from 2003			
Movement in 2004			
		Total...	0
João Vieira de Almeida			
Brought forward from 2003			680
Movement in 2004			
		Total...	680
Jorge Weber Ramos			
Brought forward from 2003			
Movement in 2004			
		Total...	0
Brazão Gonçalves			
Brought forward from 2003			
Movement in 2004			
		Total...	0

Remuneration

Executive members:

Fixed remuneration	1 562 916 Euros
Variable remuneration	1 174 220 Euros
Non-executive members:	
Fixed remuneration	369 600 Euros
TOTAL	**3 106 736 Euros**

No individual breakdown of the remuneration of the members of the Board of Directors (as recommended by the CMVM) is given, since it is considered that the form adopted is that which best reflects the collegiate nature of the Board, all of its members being equally responsible for the life of the Company.

Auditors' fees

During 2004, the amount of annual remuneration paid to the auditor and to other individuals or collective persons belonging to the same network, supported by the Company and/or collective persons that are controlling or belonging to the same group, rose to 363 985 Euros (including expenses and remuneration paid by subsidiaries located abroad). As percentages, this amount is divided among the following services:

a) statutory audit services	40%
b) further assurance services	14%
c) tax advisory services	46%
d) other non-audit services	0%

For the purposes of this information, the concept of network is that emerging from Recommendation of the European Commission No. C(2002) 1873, of 16 May 2002.

As mentioned in this annex, the risk control system implemented by the Company ensures services are not contracted from its auditors and their network which, under the terms of Recommendation of the European Commission No. C(2002) 1873, of 16 May 2002, might call into question their independence.

Shareholders List of qualifying shares in accordance with Art. 20. of the Securities Exchange Code

	No. shares	% voting rights
José de Mello Investimentos SGPS,SA	92 438 078	15,50%
Window Blue (1)	29 549 078	4,96%
Impegest (1)	28 207 368	4,73%
Total José de Mello Investimentos SGPS, SA	150 194 524	25,19%
Shares owned by board members	14 062	0,00%
Autopistas Concessionária Espanhola, (Portugal) SGPS, SA, (fully owned by Autopistas Concessionária Espanhola SA, that following a release on 9 July 2002, fully owned by Sociedade Acesa Infraestruturas, SA, owned by Abertis Infraestuturas.)	60 000 000	10,06%
Shares owned by board members	15 262	0,00%
Pensõesgere - Sociedade Gestora do Fundo de Pensões do Grupo Banco Comercial Português	57 116 819	9,57%
Deutsche Bank AG	37 673 398	6,32%
Egadi (2)	29 999 362	5,03%
Omega Capital	12 085 537	2,02%

(1) Company having majority stake owned by José de Mello Investimentos, which thereby directly or indirectly holds 25,03% of the Company share capital .

(2) Under the terms of a shareholder's agreement in January 2003, voting rights attributed to José de Mello Investimentos which holds 30,22 % of Company voting rights.

Deontological Code

Brisa has a Deontological Code which regulates the standards of conduct of all employees and of the Administration. This document describes all the values that are fundamental to the Company, as well as the principles and the rules to be observed by its employees in all activities that involve the Group. The fundamental values – responsibility, professionalism, integrity, independence and confidentiality – are defined as the main values to be safeguarded, matching the general values of the Brisa group, which are innovation, ethics and ambition.

The Code also regulates the practice of other duties such as the equal and diligent treatment of all customers, compliance with regulations in accordance with labour, hygiene, health and safety legislation. The principles of non-discrimination based on descent, sex, race, language, political convictions and union membership should also be observed.

Network and traffic statistics

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
ALVERCA – V. F. XIRA JUNCTION 2	0.206	0.209	80 766	81 485	1.2%	0.9%
V.F.XIRA JUNCTION 2 – V. F. XIRA	0.121	0.122	84 977	85 664	1.1%	0.8%
V. F. XIRA – CARREGADO	0.156	0.158	71 053	71 955	1.5%	1.3%
CARREGADO – A. CIMA	0.291	0.300	51 068	52 509	3.1%	2.8%
A. CIMA – SANTARÉM	0.283	0.288	40 166	40 815	1.9%	1.6%
SANTARÉM – JUNCTION A1/A15	0.020	0.020	41 810	42 295	1.4%	1.2%
JUNCTION A1/A15 – T. NOVAS	0.392	0.398	39 893	40 399	1.5%	1.3%
T. NOVAS – FÁTIMA	0.213	0.216	28 512	28 818	1.4%	1.1%
FÁTIMA – LEIRIA	0.161	0.163	29 019	29 289	1.2%	0.9%
LEIRIA – POMBAL	0.270	0.273	30 835	31 117	1.2%	0.9%
POMBAL – CONDEIXA	0.315	0.318	31 024	31 281	1.1%	0.8%
CONDEIXA – COIMBRA S.	0.105	0.104	37 495	36 858	-1.4%	-1.7%
COIMBRA S. – COIMBRA N.	0.098	0.099	32 489	32 451	0.2%	-0.1%
COIMBRA N. – MEALHADA	0.135	0.138	31 602	32 224	2.2%	2.0%
MEALHADA – AVEIRO S.	0.270	0.275	31 376	31 856	1.8%	1.5%
AVEIRO S. – ALBERGARIA	0.150	0.153	28 041	28 359	1.4%	1.1%
ALBERGARIA – ESTARREJA	0.172	0.178	45 233	46 837	3.8%	3.5%
ESTARREJA – FEIRA	0.257	0.255	41 936	41 397	-1.0%	-1.3%
FEIRA – JUNCTION IC24	0.178	0.174	49 807	48 573	-2.2%	-2.5%
JUNCTION IC24 – CARVALHOS	0.140	0.151	52 655	56 361	7.3%	7.0%
A-1	**3.934**	**3.992**	**38 800**	**39 259**	**1.5%**	**1.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
FOGUETEIRO – COINA	0.163	0.166	50 129	51 095	2.2%	1.9%
COINA – PALMELA	0.145	0.145	34 632	34 506	-0.1%	-0.4%
PALMELA – JUNCTION SETÚBAL	0.026	0.026	36 093	35 723	-0.8%	-1.0%
JUNCTION SETÚBAL – MARATECA	0.175	0.175	27 698	27 571	-0.2%	-0.5%
MARATECA – A2 JUNCTION	0.021	0.021	25 246	25 107	-0.3%	-0.6%
A2 JUNCTION – ALCÁCER	0.167	0.166	18 412	18 296	-0.4%	-0,6%
ALCÁCER – GRÂNDOLA N.	0,138	0,137	16 679	16 600	-0,2%	-0,5%
GRÂNDOLA N. – GRÂNDOLA S.0.075	0.075	13 368	13 248	-0,6%	-0.9%	
GRÂNDOLA S. – ALJUSTREL	0.120	0.120	10 434	10 432	0.3%	0.0%
ALJUSTREL – CASTRO VERDE	0.101	0.101	10 309	10 317	0.3%	0.1%
CASTRO VERDE – ALMODÔVAR 1	0.070	0.070	11 359	11 454	1.1%	0.8%
ALMODÔVAR – S.B.MESSINES	0.139	0.141	11 524	11 629	1.2%	0.9%
S.B.MESSINES – PADERNE	0.049	0.051	11 109	11 346	2.4%	2.1%
A-2	**1.389**	**1.395**	**16 901**	**16 925**	**0.4%**	**0.1%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a) 2003	Traffic (a) 2004	ADT 2003	ADT 2004	VARIATION Circ	VARIATION AADT
MAIA – SANTO TIRSO	0.251	0.249	53 778	53 075	-1.0%	-1.3%
SANTO TIRSO – FAMALICÃO	0.092	0.089	46 448	45 237	-2.3%	-2.6%
FAMALICÃO – CRUZ	0.077	0.075	24 634	23 901	-2.7%	-3.0%
CRUZ – BRAGA S.	0.051	0.053	19 215	19 771	3.2%	2.9%
BRAGA S. – CELEIRÓS [1]	0.003	0.009	14 201	14 825	149.7%	4.4%
BRAGA S. – BRAGA O.	0.016	0.016	9527	9990	5.1%	4.9%
BRAGA O. – EN 201	0.057	0.060	7831	8222	5.3%	5.0%
EN 201 – P. DE LIMA S.	0.030	0.032	8273	8817	6.9%	6.6%
P. LIMA S. – P. LIMA N.	0.003	0.003	9563	11 416	19.7%	19.4%
P. LIMA N. – EN 303	0.053	0.058	6975	7592	9.1%	8.8%
EN 303 – VALENÇA	0.020	0.021	6718	7317	9.2%	8.9%
LIKE FOR LIKE NETWORK	**0.649**	**0.657**	**18 137**	**18 306**	**1.2%**	**0.9%**
A-3	**0.653**	**0.666**	**17 941**	**18 250**	**2.0%**	**1.7%**

Notes: [1] the data for 2003 refer to the last five months.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a) 2003	Traffic (a) 2004	ADT 2003	ADT 2004	VARIATION Circ	VARIATION AADT
ERMESINDE – VALONGO	0.081	0.083	51 866	53 017	2.5 %	2.2%
VALONGO – CAMPO	0.094	0.095	51 249	52 004	1.8%	1.5%
CAMPO – BALTAR	0.096	0.099	41 188	42 317	3.0%	2.7%
BALTAR – PAREDES	0.079	0.081	37 093	37 945	2.6%	2.3%
PAREDES – GUILHUFE	0.031	0.032	32 904	33 535	2.2%	1.9%
GUILHUFE – PENAFIEL	0.026	0.026	31 885	32 355	1.8%	1.5%
PENAFIEL – IP9	0.076	0.077	27 003	27 400	1.7%	1.5%
IP9 – AMARANTE MD	0.092	0.095	17 550	18 109	3.5%	3.2%
A-4	**0.574**	**0.588**	**32 559**	**33 276**	**2.5 %**	**2.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a) 2003	Traffic (a) 2004	ADT 2003	ADT 2004	VARIATION Circ	VARIATION AADT
E. NACIONAL – OEIRAS	0.163	0.164	127 461	127 778	0.5%	0.2%
OEIRAS – CARCAVELOS	0.103	0.104	82 701	83 587	1.3%	1.1%
CARCAVELOS – ESTORIL	0.174	0.177	54 840	55 554	1.6%	1.3%
A-5	**0.440**	**0.445**	**77 205**	**77 868**	**1.1%**	**0.9%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
A2 JUNCTION – V. NOVAS	0.066	0.067	9 268	9 373	1.4%	1.1%
V. NOVAS – MONTEMOR O.	0.059	0.060	8 645	8 793	2.0%	1.7%
MONT. O. – MONT. E.	0.016	0.017	8 031	8 253	3.0%	2.8%
MONT. MONT. ESTE – ÉVORA O.	0.039	0.041	7 116	7 397	4.2%	4.0%
ÉVORA O. – ÉVORA E.	0.020	0.020	3 438	3 481	1.5%	1.2%
ÉVORA E. – ESTREMOZ	0.045	0.046	4 160	4 240	2.2%	1.9%
ESTREMOZ – BORBA	0.014	0.014	3 114	3 209	3.3%	3.0%
BORBA – ELVAS	0.025	0.026	3 117	3 226	3.8%	3.5%
A-6	**0.285**	**0.292**	**5 619**	**5 741**	**2.4%**	**2.2%**

(a) Traffic in 10^9 vehicles km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
E. NACIONAL – QUELUZ	0.052	0.052	41 906	42 188	0.9%	0.7%
QUELUZ – RAD. PONTINHA	0.091	0.094	41 769	42 857	2.9%	2.6%
R. PONTINHA – R. ODIVELAS	0.071	0.071	28 605	28 339	-0.7%	-0.9%
R. ODIVELAS – LOURES	0.036	0.036	28 186	28 168	0.2%	-0.1%
LOURES – ZAMBUJAL	0.029	0.029	22 981	23 482	2.5 %	2.2%
ZAMBUJAL – JUNCTION A9/A10 [2]	0.013	0.049	17 241	16 123		
JUNCTION A9/A10 – ALVERCA [2]	0.005	0.019	18 235	17 360		
ZAMBUJAL – ALVERCA [3]	0.050	-	16 159	-		
ADT TOTAL SUBSECTIONS – A9						
TMD LIKE FOR LIKE NETWORK – A9						
A-9	**0.347**	**0.350**	**27 640**	**27 838**	**1.0%**	**0.7%**

Notes: [2] the data for 2003 refers to the last three months of the year.

[3] the data for 2003 refers to the first three months of the year.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
JUNCTION A9/A10 – ARRUDA [2]	0.002	0.008	2 814	3 254	360.1%	15.6%
A-10	**0.002**	**0.008**	**2 814**	**3 254**	**360.1%**	**15.6%**

Note: [2] the data for 2003 refers to the last three months of the year.

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
P. NOVO – MONTIJO	0.082	0.081	23 305	23 070	-0.7%	-1.0%
SETÚBAL JUNCTION – P. NOVO	0.078	0.078	22 808	22 559	-0.8%	-1.1%
SETÚBAL JUNCTION – SETÚBAL	0.061	0.060	32 063	31 529	-1.4%	-1.7%
A-12	**0.221**	**0.219**	**24 994**	**24 689**	**-0.9%**	**-1.2%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
JUNCTION A2/A6 – PEGÕES	0.008	0.008	2 096	2 229	6.7%	6.4%
PEGÕES - STº ESTÊVÃO	0.014	0.015	1 938	2 078	7.5%	7.2%
A-13	**0.021**	**0.023**	**1 993**	**2 130**	**7.2%**	**6.9%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
STª EULÁLIA – MONTEMOR	0.008	0.009	4767	5136	8.1%	7.8%
MONTEMOR – LIG. EN 335	0.014	0.016	4893	5358	9.8%	9.5%
LIG. EN 335 – ANÇÃ	0.017	0.019	4912	5448	11.2%	10.9%
ANÇÃ – COIMBRA NORTE	0.010	0.012	6151	7371	20.2%	19.8%
A-14	**0.050**	**0.056**	**5084**	**5681**	**12.1%**	**11.8%**

(a) Traffic in 10^9 vehicles per km.

Subsection	Traffic (a)		ADT		VARIATION	
	2003	2004	2003	2004	Circ	AADT
LIKE FOR LIKE NETWORK	**7.910**	**8.016**	**23 589**	**23 841**	**1.3%**	**1.1%**
NETWORK TOTAL	**7.915**	**8.033**	**23 389**	**23 672**	**1.5%**	**1.2%**

(a) Traffic in 10^9 vehicles per km.

Brisa

Release

FILE N: 82-34855

29/INST/DRICS/05
29 April 2005

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

Corporate and Investor Relations Manager
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G.Oliveira
+351 21 444 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

The Benavente-A13 motorway stretch on the A10 – Bucelas/Carregado/A13 opens to traffic today

Today, Brisa – Auto-estradas de Portugal opens to traffic the Benavente-A13 stretch on the A10 Bucelas/Carregado/A13 motorway, in a total length of 7 km. These construction works involved a total investment of Euro 25 million and they were carried out within deadlines.

This motorway stretch will connect the traffic of the A13 to the national road network (EN118) in the area of Benavente. It is part of the A10 – Bucelas/A1/A13 motorway (already built on the western side between Bucelas and Arruda dos Vinhos), which will connect to the A9-CREL at Bucelas, to the A13 at Salvaterra/St° Estevão and to the A1 at Carregado.

The inauguration of this motorway stretch coincides with the start-up of the construction works for the new River Tagus crossing at Carregado (on the referredA10), an outstanding engineering work of Euro 186 million, involving the construction of one bridge and two viaducts in a total length of 11,670 metres, which will cross the Tagus river and the marsh on the southern banks.